This is a confidential draft submission to the U.S. Securities and Exchange Commission on
March 6, 2014 and is not being filed under the Securities Act of 1933, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gamida Cell Ltd.

(Exact name of registrant as specified in its charter)

State of Israel ___________________	2836 ___________________	Not applicable ___________________
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5 Nahum Hafzadi Street, Jerusalem 95484, Israel, +972 2 6595666

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Gamida Cell Inc.
c/o Corporation Service Company, 2711 Centerville Rd Ste 400, Wilmington, New
Castle, DE, 19808, (302) 636-5401

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq. Joel L. Rubinstein, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 +1 212 547 5400	Shlomo Landress, Adv. Amit, Pollak, Matalon & Co. Nitsba Tower, 19th Floor 17 Yitzhak Sadeh St. Tel Aviv 67775, Israel +972 3 568 9000	Michael J. Lerner, Esq. John D. Hogoboom, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 +1 212 262 6700	Barry Levenfeld, Adv. Eric Spindel, Adv. Yigal Arnon & Co. 22 Rivlin Street Jerusalem 9424018, Israel +972 2 623 9200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)		Amount of registration fee(3)

Ordinary Shares, nominal value NIS 0.01 per share	$	____	$	____

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes Ordinary Shares that the underwriters may purchase pursuant to their 30-day option to purchase additional shares, if any.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED ,2014

[__________] Shares

Ordinary Shares

This is the initial public offering of ordinary shares of Gamida Cell Ltd., an Israeli company. We are offering _____ ordinary shares. The estimated initial public offering price is between $_____ and $_____ per share.

We intend to apply to list our ordinary shares on the NASDAQ Capital Market, under the symbol “CORD”. No public market for our ordinary shares existed before this offering. We are offering all of the ordinary shares offered by this prospectus.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page _____.

Neither the United States Securities and Exchange Commission, nor the Israel Securities Authority, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

Within 30 days of the date of this prospectus, the underwriters may purchase up to an additional _____ ordinary shares from us at the initial public offering price, less underwriting discounts and commissions. The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters expect to deliver the ordinary shares to the purchasers in this offering on or about _____, 2014.

Book Running Manager

Aegis Capital Corp

The date of this prospectus is _____.

For investors outside of the United States: Neither we nor the underwriters have taken any action to permit a public offering of ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide you with information different from the information contained in this prospectus or in any free writing prospectus that we may provide you in connection with this offering. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any information other than the information in this prospectus or in any free writing prospectus that we may provide you in connection with this offering. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before making an investment in our ordinary shares, you should read this summary together with the more detailed information appearing in this prospectus, including the section titled “Risk Factors” and the financial statements and related notes included in this prospectus. Unless the context requires otherwise, the terms “Gamida Cell”, “we”, “us”, “our”, “the Company”, and similar designations refer to Gamida Cell Ltd. The terms “shekel”, “NIS”, “ILS”, and “₪” refer to the Israeli new shekel, the official currency of the State of Israel. The terms “dollar”, “USD”, “US$”, and “$” each refer to the United States dollar, the official currency of the United States of America. The terms “euro”, “EUR”, and “€” each refer to the euro, the official currency of the “euro area”. Unless otherwise indicated, U.S. dollar translations of Israeli shekel amounts presented in this prospectus are translated using the rate of ILS _____ to USD 1.00, the exchange rate reported by _____ on _____. Unless otherwise indicated, U.S. dollar translations of euro amounts presented in this prospectus are translated using the rate of EUR _____ to USD 1.00, the exchange rate reported by _____ on _____.

Our Company

Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing cell therapeutic products for patients with blood cancer and severe genetic blood diseases. We use our proprietary platform technology to expand, in culture, highly functional cells derived from umbilical cord blood, peripheral blood or bone marrow, which we believe will enhance the therapeutic efficacy of these cells.

We are developing our lead product candidate, NiCord®, for potential use as a hematopoietic (blood) stem cell, or HSC transplantation, product in patients with blood cancer, such as leukemia and lymphoma, and serious genetic blood diseases, such as sickle cell disease and thalassemia.  HSC transplantation, or HSCT, is currently the only potential cure available for these patients.  HSC transplantation is primarily performed through bone marrow transplantation, which requires a complete tissue match between the patient and the donor in order to mitigate the risk of certain medical complications.  Approximately 40% of the patients who are indicated for an HSC transplantation  are unable to receive a transplant. We believe that a substantial portion of those patients who were unable to receive a transplant, did not receive a transplant because they were not able to identify a suitable bone marrow donor in a timely manner.  As a result, there is a significant unmet need for patients who could potentially be cured by HSC transplantation  but fail to receive a transplant because they cannot identify a fully matched bone marrow donor in a timely manner. HSC transplantation  from umbilical cord blood, or cord blood, is an alternative to HSC transplantation  from bone marrow and does not require full tissue matching between the patient and the HSC from the donor's cord blood cells, thereby making HSC transplantation  from cord blood available to those patients who cannot identify a fully matched bone marrow donor. . However, HSC transplantation  from cord blood is limited by the small number of HSC in a unit of cord blood. A sufficient number of HSC is required for a successful transplant.  NiCord is a graft derived from a unit of cord blood that has been expanded in culture using our NAM technology. We believe that NiCord has the potential to address this unmet need in HSC transplantation  because it has demonstrated the ability to effectively increase HSC in cord blood, which is rapidly available, and does not require full tissue matching between the patient and the donor.

Using our NAM technology, we are developing a suite of product candidates targeting a variety of clinical indications.  The following table lists our current product candidates and projects using our NAM technology and their respective stages of development:

Hematopoietic Stem Cell Transplantation

HSC transplantation  from bone marrow is the standard of care treatment for many patients with a variety of serious diseases, including blood cancers, such as leukemia and lymphoma, nonmalignant severe blood diseases, such as sickle cell disease and thalassemia, genetic metabolic disorders, such as Hurler syndrome and Krabbe disease, bone marrow failure syndromes and severe refractory autoimmune diseases. Bone marrow, the soft tissue inside bones, contains blood-making cells known as HSC. These blood-making cells produce the mature blood cells that constitute and renew human blood and the immune system.

When a patient’s HSC are causing disease, the patient’s clinician may recommend treating the patient with bone marrow transplantation, a procedure intended to replace the disease-causing cells in the patient’s bone marrow with healthy HSC from a donor. However, transplantation of a bone marrow graft requires full tissue matching between the patient and the HSC from the bone marrow of the donor in order to mitigate the risk of certain medical complications. A full match is often difficult to find, and approximately 40% of patients in need of a transplant fail to receive a transplant.

Because of the difficulty in finding a suitable bone marrow donor, transplanting HSC taken from cord blood has developed as an alternative to HSC transplantation  from bone marrow.  Cord blood is readily available from many cord blood banks worldwide, and cord blood transplantation does not require full tissue matching between the patient and the cord blood cells of the donor.

The Challenge in Using Cord Blood for HSC Transplantation

Although cord blood units are rich with HSC, a unit of cord blood contains a small volume of blood and therefore also a small number of HSC compared to HSC grafts derived from bone marrow.  A sufficient dosage of HSC is required for a successful HSC transplant, with the dosage determined based on the patient’s body weight. The dose of HSC provided by a unit of cord blood (calculated per kilogram of the patient’s body weight) is sufficient for small children but increases the risk of transplant-related illness and death for adults and older children with a body weight of more than approximately 40 kilograms. For this reason, cord blood remains an underutilized source of HSC for transplantation in the adult patient population.

Several methods have been developed to expand HSC populations in culture. However, clinical studies have shown that these methods do not preserve the potential of the expanded cord blood unit to “engraft”, or replace the patient’s bone marrow cells in a sustained manner.  As a result, patients who receive these treatments also receive a second, unmanipulated unit of cord blood. Using two units of cord blood significantly increases costs and usually results in the HSC in the unmanipulated cord blood displacing the HSC in the enriched unit.

Market

According to reports by World Marrow Donor Association, or WMDA, or the WMDA Reports, each year approximately 50,000 patients worldwide who were indicated for HSC transplantation performed a formal search for HSC.  However, in 2012, only approximately 18,000 of those patients received an HSC transplant.  We believe the lack of suitable donors accounts for a significant number of the indicated patients that did not receive HSC transplantation and represents a significant unmet medical need.

Of the patients receiving HSC transplantation in 2012, according to the WMDA Reports, only approximately 3,000 received HSC from cord blood transplants.  According to the Center for International Blood and Marrow Transplant Research, or CIBMTR, approximately 40% of pediatric patients and less than 10% of adult patients undergoing HSC transplantations in 2009 and 2010 received cord blood transplants.  The CIBMTR reports that the number of HSC transplants from unrelated donors, which includes both cord blood transplants and bone marrow transplants increased in the past 10 years by approximately 7.7% in the United States.

According to information published by H.M. Blommestein et al., Annals of Hematology, 2012, for the years 2007 through 2009, the average cost of HSC transplantation from a bone marrow donor (including selection and retrieving of the graft and one-year follow-up of the patient) was approximately $235,000 and the average cost of HSC transplantation from cord blood was approximately $350,000. The average cost of cord blood unit is approximately $45,000.

We believe that the relatively low number of cord blood transplants and the higher cost of such transplants is primarily a result of the low HSC counts in cord blood, which results in complications, including delayed engraftment, longer hospitalization stays and increased morbidity.  We believe that a product that effectively increases the HSC count in cord blood transplantation would significantly reduce the cost of HSC transplantation from cord blood, reduce the complications associated with the lower HSC count in cord blood, increase the demand for cord blood transplants and address the existing unmet medical need and be used as an alternative source for all HSC transplants.

We are developing NiCord as a cord blood transplantation product to address this unmet medical need , and as alternative to HSC transplantation from bone marrow.  We believe that NiCord has the potential to increase the number of HSC transplantation procedures by providing a safe and efficacious graft for patients with blood cancers with no family related matched donor.

Our Solution

We have developed our NAM technology to expand HSC populations in culture which have been shown in clinical trials to yield a clinically effective therapeutic dose of HSC from a single unit of cord blood.  Our technology uses the small molecule nicotinamide, or NAM, a form of vitamin B3, to expand therapeutic cells in culture while preserving their functionality. Using NAM, we developed NiCord as a cord blood HSC transplantation product candidate.

In February 2013, we completed a Phase I/II study of NiCord transplanted with the support of a second, unmanipulated cord blood unit as a treatment for blood cancers at Duke University Medical Center. In eight of the 11 patients treated with NiCord, HSC from NiCord out-competed the HSC from the unmanipulated cord blood unit and successfully engrafted. The eight patients that engrafted with NiCord also had a significantly shorter hospitalization length and shortened times to hematopoietic recovery (resumption of healthy blood production) than an historical control group of patients treated with two units of unmanipulated cord blood during the same time and period and using the same conditioning regimen.  In light of the results of this study, we are currently testing the clinical effectiveness of transplanting NiCord without the support of an unmanipulated unit of cord blood.

We are also developing NiCord for transplantation in patients with rare nonmalignant diseases for which HSC transplantation is currently the only available potential cure. These include: hemoglobinopathies, such as sickle cell disease and thalassemia; bone marrow failure syndromes; genetic metabolic diseases; bone marrow failure syndromes; and severe autoimmune diseases. We are currently engaged in a Phase I/II clinical trial of NiCord for treatment of pediatric sickle cell disease. Starting in the third quarter of 2014, we intend to start a clinical trial of NiCord for nonmalignant diseases under a separate Investigational New Drug application (IND) using the trademark CordIn.

We are also applying our NAM technology to develop a product candidate for cancer immunotherapy, a process that harnesses the body’s immune system to fight cancer cells. This product candidate is based on natural killer cells, or NK cells, taken from the patient or a donor. NK cells are blood cells that can kill cancer cells and have the potential for broad clinical application in treating cancer. Researchers are currently conducting clinical trials to evaluate the safety and efficacy of transplanting donated NK cells in cancer patients.

Our NAM technology also enables the rapid expansion of mesenchymal stem cells, or MSC, in culture while preserving their functionality. MSC are attractive candidates for use in regenerative medicine and treatment of inflammatory conditions. Our MSC product candidate is currently in preclinical development.

All of our product candidates based on our NAM technology are fully owned by Gamida Cell.

Advantages

NiCord is designed to address certain limitations of existing HSC transplants. The main potential advantages of NiCord over existing options are:

•
Limited HSC differentiation during HSC expansion. Because a sufficient number of HSCs is required in order for the donor’s HSC to successfully engraft, or generate new blood cells, in the patient, clinicians have attempted different approaches to expand the number of HSC in cord blood ex vivo (in culture). However, during expansion in culture, HSC typically go through a process of differentiation and lose their functionality and effectiveness. In contrast to other technologies for expansion of HSC in culture, in which HSC undergoes a process of differentiation and loss of effectiveness, expanding HSC in culture using our NAM technology limits cell differentiation during expansion and preserves the effectiveness of the HSC. Our culture studies have demonstrated that our NAM technology has the ability to limit changes in gene expression in cultured HSC when compared to HSC cultured without NAM.

•
Increased engraftment potential. Our 2013 Phase I/II trial of NiCord demonstrated the ability of NiCord to effectively engraft and outcompete an unmanipulated cord blood unit. Of the 11 patients treated with NiCord and a second unmanipulated unit of cord blood, eight of the patients engrafted with NiCord.  We believe that NiCord is the first HSC cord blood product candidate that has demonstrated an ability to successfully engraft in patients. Our trial demonstrated that NiCord can shorten the time to hematopoietic recovery (resumption of healthy blood production), improve the one-year and two-year overall survival and progression-free survival rates for patients and reduce the average hospitalization length for patients.

•
Potential treatment savings from using a single unit of cord blood. The 11 patients treated with NiCord in our 2013 Phase I/II study were treated with a second unmanipulated unit of cord blood so that they would not remain myeloablated in the event that the NiCord failed to engraft. We believe that the rapid and sustained engraftment of NiCord in this study suggests that transplantation of a second, unmanipulated unit of cord blood might not be necessary for the treatment of myeloablated patients. In September 2013, we commenced a 20-patient Phase I/II study of NiCord in which NiCord is being transplanted without the support of a second unmanipulated unit of cord blood. A unit of cord blood costs approximately $45,000. If this trial and other studies demonstrate that transplantation with NiCord is a safe and effective treatment without a second unit of cord blood, we believe NiCord could offer substantial cost saving benefits.

•
Potential treatment savings from shortening hospital stays. Clinical data from our 2013 Phase I/II study of NiCord demonstrated that the eight patients that engrafted with NiCord were discharged from the hospital significantly earlier than an historical control group. If additional studies demonstrate a similar outcome, we believe that NiCord could offer a substantial cost savings benefit to healthcare providers.

•
Safety Profile. We have designed NiCord to be a safe alternative to traditional HSC transplants. In our 2013 Phase I/II study of NiCord, all safety endpoints were met and the study did not raise any safety concerns surrounding the use of NiCord. We believe that NiCord may be an alternative to traditional HSC transplantation for treatment of blood cancers

Cryopreservation

To date, our product candidates have consisted of fresh blood products that needed to be transplanted within 18 hours after their release from the manufacturing site. This limitation substantially restricts the location of manufacturing sites and increases the cost of shipping and logistical support required during the process of manufacturing and delivery.  In 2013, we developed a process to effectively freeze (cryopreserve) NiCord to lengthen its shelf life. Based on our discussions with the FDA, we plan to begin supplying NiCord in the cryopreserved formulation in all our ongoing clinical trials by the third quarter of 2014, using our own manufacturing facilities.

We believe that cryopreservation will enable us to centralize our manufacturing facilities and optimize our delivery systems, yielding significant savings.

Our Strategy

Our goal is to develop, obtain marketing approval for, and commercialize, NiCord and CordIn for the treatment of blood cancer and other non-malignant severe genetic diseases for which bone marrow transplantation is currently the only available treatment. We plan to submit applications for orphan drug designation and for breakthrough designation to the FDA and non-U.S. regulatory bodies for NiCord and CordIn and to explore additional applications of our current product candidates. We also plan to continue to develop our NK cell product candidate and our MSC project and, in the future, to explore the development of new products using our NAM technology.

To achieve this objective, we intend to:
•	complete necessary clinical trials for our current product candidates;

•	obtain marketing approval from the FDA, the EMA and additional non-U.S. regulatory bodies to market our product candidates;

•	build and maintain robust sales, manufacturing, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

•	continue to refine our manufacturing processes;

•	maintain and expand our relationships with transplant physicians and hospitals; and

•	continue researching potential additional applications of our NAM platform technology.

Our Risks

Our business is subject to many risks, as more fully described in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks before you invest in our ordinary shares. In particular, our risks include, but are not limited to, the following:

•	We have a limited operating history and we have incurred significant operating losses since our inception, and we anticipate that we will incur continued losses for the foreseeable future.

•
Our business will depend on sales of our current product candidates if they receive regulatory approval.  If we fail to commercialize any approved product candidate, our business would be materially harmed and the value of our securities would likely decline significantly.

•
We have not yet completed all required pre-market clinical trials for any of our current product candidates and have not yet obtained regulatory approvals to market and sell any of our product candidates in any jurisdiction.

•	If our product candidates do not demonstrate safety and efficacy sufficient to obtain regulatory approval, they will not receive regulatory approval and we will be unable to market them.

•	Regulatory authorities may not approve our product candidates even if they demonstrate safety and efficacy in clinical trials.

•	If serious or unexpected adverse side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some or all of our product candidates.

•
Our product candidates are based on a novel technology, which may raise development issues that we may not be able to resolve, regulatory issues that could delay or prevent approval or personnel issues that may keep us from being able to develop our product candidates.

•

We have never manufactured our product candidates or their components at commercial scale and there can be no assurance that they can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable.

•	We have never marketed or sold any products and there can be no assurance that our products, if approved, can be marketed or sold in quantities necessary to make them commercially viable.

•
Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our product candidates, which may diminish or eliminate the commercial success of any products that we may commercialize.

•	We will need to obtain additional financing to complete the development of and commercialize our product candidates.

•
We are subject to various governmental regulations, including those restricting our ability to market our product candidates, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of, and be subject to material sanctions if we violate, these regulations.

•	We may face delays in the clinical development of our product candidates and may fail to commence, resume, or complete any of our planned development activities.

•	We currently rely on third parties to manufacture our product candidates and provide the equipment necessary to manufacture our product candidates and to manage various aspects of our clinical trials.

•	We may face difficulties in protecting and maintaining our intellectual property rights, including intellectual property rights that are licensed to us.

•	We currently do not have the infrastructure to commercialize any of our product candidates if such products receive regulatory approval.

•	We expect to face significant uncertainty over pricing and reimbursement of any of our product candidates that are approved for commercialization.

Emerging Growth Company Status

We qualify as an “emerging growth company” under Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, delayed application of newly adopted or revised accounting standards, exemption from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We could remain an emerging growth company until the earliest of:

a.	the last day of the first fiscal year in which we have total annual gross revenues of at least $1,000,000,000 (as indexed for inflation as provided in the Securities Act of 1933);

b.	the last day of our fiscal year following the fifth anniversary of our initial public offering date;

c.	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

d.	the date on which we are deemed to be a “large accelerated filer”, as defined in rules promulgated by the Securities and Exchange Commission.

We may choose to take advantage of any, some, or all of the exemptions available to us. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold stock. Please see the section of this prospectus titled “Risk Factors—Risks Related to an Investment in Our Ordinary Shares” for a description of exemptions that apply to emerging growth companies.

Corporate Information

We were incorporated under the laws of the State of Israel in 1998. Our principal executive office is located at 5 Nahum Hafzadi Street, Jerusalem 95484, Israel, and our telephone number is +972 2 6595666. Our website address is www.gamida-cell.com. We have included our website address in this prospectus solely as an inactive textual reference. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on or accessible through our website a part of this prospectus.

We own various trademark registrations, trademark applications, unregistered trademarks, and trade names, including the following: Gamida Cell, our corporate logo, NiCord®, StemEx®, and CordIn™. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights to those trademarks or trade names.

The Offering

Ordinary shares offered by us	_____ shares
Ordinary shares to be outstanding immediately after this offering	_____ shares
Overallotment option	The underwriters have an option for 30 days to purchase up to _____ additional ordinary shares.
Use of proceeds
We intend to use the proceeds from this offering to continue the development of our product candidates and for working capital and general corporate purposes.  See the section of this prospectus titled “Use of Proceeds”.

Risk factors	You should read the “Risk Factors” section starting on page _____ of this prospectus for a discussion of factors to consider carefully before deciding to invest in ordinary shares.
Proposed NASDAQ Capital Market symbol	“CORD”

The number of our ordinary shares to be outstanding immediately after this offering is based on _____ ordinary shares outstanding as of December 31, 2013. This number excludes (i) _____ ordinary shares issuable upon the exercise of share options, warrants, and convertible securities outstanding as of _____ under our equity incentive plans and (ii) _____ ordinary shares reserved for issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the adoption of our amended and restated articles of association, which will occur immediately prior to the completion of this offering;

•	the conversion of all of our outstanding convertible preferred shares into _____ ordinary shares upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional _____ ordinary shares in this offering.

Summary Financial Data

The following summary financial information should be read together with our audited financial statements and accompanying notes as well as the information under the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Our historical results are not necessarily indicative of results that may be expected in the future.

We have derived the following summary statements of operations data for the years ended December 31, 2013 and December 31, 2012 from our audited financial statements included elsewhere in this prospectus.

(in thousands of U.S. dollars, except share and per share amounts) Statements of Comprehensive Income: (1)	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012

Operating Expenses
Research and development expenses, net	2,602	2,292
General and administrative expenses	557	495
Operating Loss	3,159	2,787
Finance Expenses	127	891
Finance Income	(775)	(246)
Net Loss (Income)	(62)	4,809
Basic and diluted loss per share for the year	11.5	17.3
Share of loss (profit) of joint venture	(2,573)	1,377
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	689,898	689,898

(1)	See the Notes to our financial statements for the years ended December 31, 2013 and 2012 for details regarding these statements of comprehensive income.

(in thousands of U.S. dollars) Statements of Financial Position:	Actual, as of Dec. 31, 2013 (audited)	As adjusted, as of Dec. 31, 2013 (unaudited)(1)
Current assets (including cash and cash equivalents)	$2,650	$_____
Non-current assets	2,057	_____
Total assets	4,707	_____
Current liabilities	1,478	_____
Non-current liabilities	1,137	_____
Accumulated deficit	(49,555)	_____
Total shareholders’ equity	2,092	_____
Total liabilities and shareholders’ equity	4,707	_____

(1)
The unaudited as-adjusted column above gives effect to the sale of _____ ordinary shares in this offering at an assumed public offering price of $_____ per share, the midpoint of the range printed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on December 31, 2013.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks we describe below, along with all of the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page _____, before deciding to purchase our ordinary shares. If any of the adverse events described in the following risk factors actually occurs, our business, results of operations, and financial condition may suffer significantly. As a result, the trading price of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Clinical Trials, Regulatory Approval, and Commercialization

We depend on the success of our product candidates, and we may not obtain regulatory approval for them, or we may be unable to successfully commercialize them.

 We are focused on the development of our product candidates, including NiCord and CordIn. Accordingly, our business depends on our ability to complete the development of, obtain regulatory approval for, and successfully commercialize, one or more of these product candidates.

 The research, testing, manufacturing, labeling, approval, sale, marketing, and distribution of therapeutic products are subject to extensive regulation by the FDA in the United States and comparable regulatory agencies in other countries. These regulations differ from country to country. We are not permitted to market any product candidate in the United States until we receive approval of a Biologic License Application (BLA) from the FDA, or in any other countries until we receive the requisite approval from regulatory agencies in such countries.

 The process to complete clinical trials of, obtain regulatory approval for, and commercialize these products is long, complex, and costly, and the outcome is uncertain. Delay or failure can occur at any stage of the process, for one or more of the reasons described in this prospectus.

A delay or failure in completing clinical trials, obtaining regulatory approvals, or commercializing any of our products could harm our business, financial condition, and future prospects. If we do not complete clinical trials successfully, obtain regulatory approvals, and commercialize our products successfully, we may never become profitable.

We are a clinical-stage company with a limited operating history and no approved products, which makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, specifically in the biopharmaceutical industry. For example, to execute our business plan, we will need to successfully:

•	execute product candidate development activities;

•
obtain required regulatory approvals for the development and commercialization of our product candidates in the U.S. and other countries that we target for commercialization within a predictable timeframe;

•	maintain, leverage and expand our intellectual property portfolio;

•	build and maintain robust sales, manufacturing, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

•	gain market acceptance for our products;

•	develop and maintain any strategic relationships we elect to enter into; and

•	manage our spending as costs and expenses increase due to research, pre-clinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business or continue our operations.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons, which could prevent us from obtaining marketing approvals for our products.

We may not be able to commence or complete the clinical trials necessary to apply for or obtain regulatory approvals for our product candidates. Biological product development is a long, expensive, and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can fail or be delayed, prevented, or terminated, for a variety of reasons, including:

•	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope, protocol, or term of a clinical trial;

•
delays in reaching, or failing to reach, agreement on acceptable terms with prospective contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	failure of our third-party contractors, such as CROs and CMOs, or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials, or delays or failures of delivery of any of those materials;

•	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	the FDA or another regulatory body requiring alterations to any of our study designs, our pre-clinical strategy, or our manufacturing plans;

•
challenges in recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including the size and nature of the subject population, the proximity of subjects to clinical sites, eligibility criteria for the trial, the nature of the trial protocol, the availability of approved effective products for the relevant disease, and competition from other clinical trial programs for similar indications;

•	difficulties in maintaining contact with subjects after product, which may result in incomplete data;

•	governmental or regulatory delays and changes in regulatory requirements, policy, or guidelines;

•	varying interpretations of data by the FDA and other regulatory agencies; and

•	ambiguous or negative results.

In addition, a clinical trial may be suspended or terminated by us, the FDA, an IRB at a trial site, a data safety monitoring board overseeing the clinical trial at issue, or another regulatory authority, for a variety of reasons, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	unforeseen safety issues, including serious adverse events associated with a product candidate, or lack of effectiveness; and

•	lack of adequate funding to continue the clinical trial.

We have not yet completed all required pre-market clinical trials for our product candidates. If we do not successfully complete all required pre-market clinical trials, we may not be able to obtain marketing approvals for our product candidates, and our business, financial condition, and future prospects could be harmed.

We may not be able to commercialize any of our product candidates if our clinical trials do not demonstrate safety or efficacy, or if we are required to conduct additional clinical trials.

Before obtaining regulatory approval for the sale of any of our product candidates, we must provide the FDA and similar non-U.S. regulatory authorities with clinical data that demonstrate safety and effectiveness. Clinical trials must comply with regulation by numerous federal, state and local government authorities in the United States, principally the FDA, and by similar agencies in other countries. We may decide, or be required by regulators to conduct additional clinical trials or testing for any of our products.

If we decide, or are required by regulators, to conduct additional clinical trials or other testing of our products beyond those that we have completed and currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval; or

•	obtain approval for indications that are not as broad as intended.

Our product development costs will also increase if we experience delays in testing or approvals. Such delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our product candidates. If any of these events occur, our business will be materially harmed.

Moreover, if the FDA provides marketing approval for any of our product candidates, the approval may not be for indications that are as broad as we intend, and the label could prescribe safety limits or warnings that reduce the market for the product. We may be required, or we may elect, to conduct additional clinical trials for such narrow indications or for other indications. In addition, we may seek marketing approval from regulatory authorities in jurisdictions outside the United States, such as the EMA, and they may require us to submit data from supplemental clinical trials in addition to data from the clinical trials that supported our United States filings with the FDA. Any requirements to conduct supplemental trials would add to the cost of developing our products and we may not be able to complete such supplemental trials. Additional trials could also produce findings that are inconsistent with the trial results we have previously submitted to the FDA, in which case we would be obligated to report those findings to the FDA. This could result in additional restrictions on a marketing approval or could force us to stop selling the product altogether. Inconsistent trial results could also lead to delays in obtaining marketing approval in the United States for other indications for our product candidates, which could cause regulators to impose restrictive conditions on marketing approvals and could even make it impossible for us to obtain marketing approval. Any of these results could materially impair our ability to generate revenues and to achieve or maintain profitability.

Positive results in previous pre-clinical and clinical trials of our product candidates may not be replicated in future clinical trials of our product candidates, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous pre-clinical and clinical studies of our product candidates may not be predictive of similar results in future clinical trials. Also, interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials.

Obtaining marketing approval, even after clinical trials that are believed to be successful, is an uncertain process.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining FDA approval of a Biologic License Application (BLA) in the United States is an extensive, lengthy, expensive and uncertain process, and the FDA (and other regulatory agencies) may delay, limit or deny approval of our product candidates for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA that our product candidates are safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA for approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials of our product candidates may not be sufficient to support the submission of a BLA;

•
the FDA may have difficulties scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•	the FDA may require development of a risk evaluation and mitigation strategy as a condition of approval;

•	the FDA may identify deficiencies in the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA may change its approval policies or adopt new regulations; and

•
the FDA may require simultaneous approval for both adults and for children and adolescents delaying needed approvals, or we may have successful clinical trial results for adults but not children and adolescents, or vice versa.

In general, before we can submit a BLA to the FDA, we must conduct clinical testing that typically involves a three phase process, which phases may overlap or be combined: Phase I clinical trials are conducted in a limited number of volunteers or patients to assess the early tolerability and safety profile, and the pattern of drug absorption, distribution and metabolism; Phase II clinical trials are conducted in a limited patient population afflicted with a specific disease in order to assess appropriate dosages and dose regimens, expand evidence of the safety profile and evaluate preliminary efficacy; and Phase III larger scale, multicenter, well-controlled clinical trials are conducted on patients with a specific disease to generate enough data to statistically evaluate the efficacy and safety of the product for approval, as required by the FDA, to establish the overall benefit risk relationship of the drug and to provide adequate information for the labeling of the drug. In addition, we will also need to agree on a protocol with the FDA for the clinical trials before commencing those trials. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the BLA. Depending on the extent of these issues or the requirements for any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we may have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the BLA. If any of these outcomes occur, we would not receive approval for our product candidates and may be forced to cease operations.

Even if we obtain FDA approval for our product candidates, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize our product candidates, we may be forced to cease operations.

Before we market our products in any country outside the United States, we must first obtain all necessary regulatory approvals and make all necessary registrations in that country. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside the United States, a product must receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

We do not have any products approved for sale in any jurisdiction, and we have limited experience in the regulatory process of countries outside the United States If we fail to comply with regulatory requirements in non-U.S. markets or to obtain and maintain required approvals, or if regulatory approvals in non-U.S. markets are delayed, our target market will be reduced, and our ability to realize the full market potential of our products will be harmed.

Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. This would reduce our target markets and limit the full commercial potential of our products.

We have not yet obtained any marketing approval for our products. We cannot guarantee that we will receive all desired marketing approvals, or any marketing approval, for all or any of our products. If we cannot obtain the necessary regulatory approvals, we will not be able to market or sell our products.

Our product candidates are based on a novel technology, which may raise development issues that we may not be able to resolve, regulatory issues that could delay or prevent approval or personnel issues that may keep us from being able to develop our products.

Regulatory approval of product candidates that utilize novel technology such as ours can be more expensive and take longer than for other products that are based on more well-known or more extensively studied technology, due to our and the regulatory agencies’ lack of experience with them. This may lengthen the regulatory review process, require us to perform additional studies, including clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions.  For example, NiCord is a complex biologic product that is manufactured from donated umbilical cord blood that must be appropriately assayed so that its identity, strength, quality, purity and potency may be characterized prior to release for treatment. No product based on NAM technology has been approved for marketing by the FDA or any other regulatory agency. The tests that we use to make identity, strength, quality, purity and potency determinations on these products may not be sufficient to satisfy the FDA’s expectations regarding the criteria required for release of products for patient use and the regulatory agency may require us to employ additional testing measures for this purpose, which could require us to undertake additional testing and/or additional clinical trials.

The novel nature of our product candidates also means that fewer people are trained in or experienced with products of this type, which may make it difficult to recruit, hire and retain capable personnel for the research, development and manufacturing positions that will be required to continue development and commercialization of our product candidates.

Even if our product candidates receive marketing approval, there could be adverse effects not discovered during development.

Even if our product candidates receive marketing approval, we or others may later identify undesirable side effects caused by the products or problems with our manufacturing processes, and in either event a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions;

•	regulatory authorities may require us to issue specific communications to healthcare professionals, such as “Dear Doctor” letters;

•	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

•	we may be required to change the way the product is administered, conduct additional pre-clinical studies or clinical trials or restrict the distribution or use of the product;

•	we could be sued and held liable for harm caused to patients;

•	our reputation may suffer; and

•
regulatory authorities may require a Risk Evaluation Mitigation Strategy (“REMS”) program which, depending on its components, might inhibit our ability to market our products or reduce the size of the potential patient population.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

We have only limited pre-clinical or clinical data that support the applicability of our product candidates to other clinical indications, and ultimate regulatory approval for any additional applications is highly uncertain.

We plan to investigate the use of our product candidates to treat a variety of diseases and conditions other than the current clinical indications for which our product candidates are being considered. To date, we have obtained very little data regarding such uses. The regulatory approval process for additional indications may be as complex, time consuming and expensive as that for our product candidates in their current indications. As a result, ultimate regulatory approval for one or more of such indications is highly uncertain.

Obtaining regulatory approval for clinical trials of our product candidates in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development may require additional non-clinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of our product candidates for children may be significantly delayed due to these additional requirements.

We may not be able to obtain orphan designation for our product candidates. In addition, we might be prevented from commercializing our product candidates if, for instance, another company receives orphan drug marketing exclusivity for the treatment of diseases targeted by our product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate products for relatively small patient populations as “orphan” drugs. Under the U.S. Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Medicines Agency, or EMA, from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for our product candidates, that exclusivity may not effectively protect the products from competition. First, different products can be approved for the same condition. Second, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. If any of the above happens, our ability to commercialize and generate revenue from our product candidates will be limited.

Our business may be harmed if we do not adequately predict the market size or customer demand for our products as a result of labeling requirements.

The market size, and the timing and amount of customer demand, for each of our products are difficult to predict. Ultimately, if we are able to bring a particular product to market, the size of the market and demand for the product will be based on the final approved label language, which may be different than what we expected it to be and on which market estimates are based. If the FDA or another regulatory authority provides marketing approval for a product, but with labeling that is materially different than the labeling we propose, the market for such product could be significantly smaller than we expect. As a result, our future revenues would be lower than we expect and our business could be materially harmed.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused on research programs and product candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products.

We are currently focusing research and development efforts on product candidates using our NAM technology. Notwithstanding our large investment to date and anticipated future expenditures on these product candidates, we have not yet developed, and may never successfully develop, any marketed products using this approach. As a result of pursuing the development of product candidates based on our NAM technology, we may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

Our long-term business plan is to develop our NAM technology for the treatment of blood cancers and other serious blood diseases. We may not be successful in our efforts to identify or discover additional product candidates that may be manufactured using our NAM technology platform. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates or any other product candidate that we develop and affect the prices we may obtain.

In the United States and some non-U.S. jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our current product candidates or any other product candidate that we develop, restrict or regulate post-approval activities and affect our ability to profitably sell our current product candidates or any other product candidate for which we obtain marketing approval.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

If we in-license molecules or new technologies, this may delay or otherwise adversely affect the development of our existing product candidates, which may negatively impact our business, results of operations and financial condition.

In addition to our own internally developed product candidates, we may seek opportunities to in-license and advance other technologies that have value-creating potential, to take advantage of our development know-how and experience in this market. If we in-license any additional technology, our capital requirements may increase significantly. In addition, in-licensing additional technologies may place a strain on the time of our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates or cause us to re-prioritize our product pipeline. If we do not have the necessary capital, managerial and other resources to develop all of our product candidates, this could adversely impact our business, results of operations and financial condition.

We have not yet marketed or sold our products, and we do not know the degree to which the market will accept our products. If the market does not accept our products to a sufficient degree or at all, our business may not become or remain profitable.

Sales of our products will depend on the degree to which physicians, patients, healthcare payers, and other decision makers in the medical community choose to purchase our products. We have not yet proved, and cannot guarantee, the degree to which this market will accept our products, or that the market will accept our products at all.

Market acceptance of our products will depend on many factors, including:

•	the actual or perceived safety, efficacy, convenience, ease of administration, price, and cost-effectiveness of our products;

•	the actual or perceived advantages or disadvantages of our products compared to other products and products;

•	the prevalence, incidence, and severity of any adverse side effects;

•	limitations or warnings contained in the approved labeling for our products;

•	distribution and use restrictions imposed by the FDA or other regulatory bodies, or agreed to by us as part of a mandatory or voluntary risk management plan;

•	receipt by a competitor of marketing approval for a product targeting an indication that our product targets, such that our product candidate is not “first to market”

•	our success in finding and collaborating with one or more commercialization partners for our products;

•	our success in developing our sales and marketing operations, and the effectiveness of those operations; and

•	our ability to obtain regulatory clearance to market our products for additional product indications in the United States and other jurisdictions that we target for commercialization.

If our products do not achieve an adequate level of market acceptance, we may not generate sufficient revenues from our products to become or remain profitable.

It will be difficult for us to profitably sell our product candidates if reimbursement for the product is limited.

Market acceptance and sales of our product candidates will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payers, such as private health insurers, pharmacy benefit managers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular treatments. We cannot be sure that reimbursement will be available for our product candidates and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payers are likely to impose strict requirements for reimbursement in order to limit off label use of a higher priced drug. Reimbursement by a third-party payer may depend upon a number of factors including the third-party payer’s determination that use of a product candidate is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product candidate from a government or other third-party payer is a time-consuming and costly process that could require us to provide supporting scientific, clinical, and cost effectiveness data for the use of our product candidates to the payer. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our product candidates. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize all or certain of our product candidates profitably, or at all, even if approved.

We have limited experience with sales and marketing, and any failure to build and manage effectively our sales and marketing operations could have a material adverse effect on our business.

 In order to meet our anticipated sales objectives, we intend to collaborate with a strategic partner, or grow our sales and marketing organization significantly over the next several years. There are significant risks involved in building and managing our sales and marketing organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	generate sufficient leads within our target customer group for our sales force;

•	provide adequate training for the effective sale and marketing of our technologies;

•	retain and motivate our direct sales and marketing professionals; and

•	effectively oversee geographically dispersed sales and marketing teams.

 Our failure to adequately address these risks could have a material adverse effect on our ability to market our product candidates, which would cause our revenues to be lower than expected and harm the results of our operations.

To successfully market and sell our products in markets outside the United States, we must address many issues with which we have limited experience.

If we are able to obtain marketing approvals in those jurisdictions that we target for commercialization, we believe that a significant percentage of our business will come from sales in markets outside the United States, such as Europe, Japan, China, Hong Kong, Singapore, and Israel. Any such sales will be subject to a number of risks, including:

•	difficulties in staffing and managing international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise being freely marketable in non-U.S. markets;

•
potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

•	reduced or varied protection for intellectual property rights in some countries;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	export and import restrictions, trade regulations, tariffs, trade barriers, and non-U.S. tax laws;

•	fluctuations in currency exchange rates;

•	non-U.S. certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar non-U.S. countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, natural disasters, and security concerns in general;

•	potential liability resulting from development work conducted by distributors abroad;

•	preference for locally produced products;

•	production shortages resulting from any events affecting raw material supplies or manufacturing capabilities abroad;

•	the burdens of complying with a wide variety of non-U.S. laws and different legal standards;

•	workforce uncertainties in countries with an elevated risk of labor unrest;

•	different reimbursement systems; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, our revenues from non-U.S. sales could be lower than expected and our costs could be significantly increased.

Our inability to effectively compete with our competitors may prevent us from achieving significant market penetration or improving our operating results.

The medical technology and cell therapy product markets are competitive and dynamic, and are characterized by rapid and substantial technological development and product innovations. Demand for our technologies could be limited by the products and technologies offered by our competitors. Due to less stringent regulatory requirements, there are many more cell therapy products and procedures available for use in certain non-U.S. markets, such as China and Thailand, than are approved for use in the United States. There are also fewer limitations on the claims our competitors in those international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face even greater competition in these markets than in the United States.

We will also generally compete against medical technology companies, including those offering products and technologies unrelated to cell therapy such as new medications to treat hematological malignancies. Some of our potential competitors have a broad range of product offerings, large direct sales forces, and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts.

Many of our potential competitors are large, experienced companies that have substantially greater financial, technical, and human resources; significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products; and significantly greater brand recognition than we do. Accordingly, our competitors may be more successful than we may be in obtaining FDA and other marketing approvals for products, securing advantageous reimbursement status, and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product we may commercialize and may render our current product candidates or any other product candidate that we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our current product candidates or any other product candidate that we develop non-competitive or obsolete. Competition in the biopharmaceuticals market could result in price-cutting, reduced profit margins, and limited market share. Any of these risk factors could harm our business, financial condition, and results of operations.

We have limited experience in producing our product candidates, and if we are unable to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

We have some experience in manufacturing StemEx in our own manufacturing facility, which is located at our headquarters in Israel. This facility is now being adjusted to manufacture NiCord up to the end of phase II clinical studies. Our manufacturing capabilities will need to be further improved to meet the standard requirements for Phase III clinical studies and for the commercial phase. To manufacture our products in the quantities that we believe will be required to meet anticipated market demand, we will need to increase manufacturing capacity, which will involve significant challenges. In addition, the development of commercial-scale, regulation-compliant manufacturing capabilities will require us to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase to existing manufacturing processes in a timely manner, or at all.

If there is a disruption to our manufacturing operations, we will have no other means of producing our products until we restore the affected facilities or develop alternative manufacturing facilities. Additionally, any damage to or destruction of our facilities or equipment may significantly impair our ability to manufacture our products on a timely basis.

If we are unable to produce our products in sufficient quantities to meet anticipated customer demand, our revenues, business, and financial prospects would be harmed. The lack of experience we have in producing commercial quantities of our products may also result in quality issues, and result in product recalls. Any recall could be expensive and generate negative publicity, which could impair our ability to market our products and further affect our results of operations. Manufacturing delays related to quality control could negatively impact our ability to bring our technologies to market, harm our reputation, and decrease our revenues.

We will forecast sales to determine requirements for components and materials used in our products, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

Our lack of commercial history means that we may not be able to consistently and accurately predict future demand for our products. If our business expands and our demand for components and materials increases beyond our estimates, we may be unable to meet the demand, which would negatively affect our financial performance and the level of satisfaction our customers have with our business.

We intend to increase the size of our company significantly, and difficulties managing our growth could adversely affect our business, operating results, and financial condition.

We plan to hire a substantial number of additional employees as we undertake commercialization activities for our product candidates. This growth may place a strain on our management and our administrative, operational, and financial infrastructure. Our ability to manage our operations and growth requires the continued improvement of our operational, financial and management controls, reporting systems, and procedures, particularly to meet the reporting requirements of the Securities Exchange Act of 1934, as amended. If we are unable to manage our growth effectively or if we are unable to attract and successfully integrate additional highly qualified personnel, our business, operating results, and financial condition may be harmed.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire, and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience, and efforts of our executive officers and other key employees. We do not have employment contracts with any of our executive officers or other key employees that require these officers to stay with us for any period of time. Any of our executive officers and other key employees may terminate their employment with us at any time. In addition, although we are party to non-compete agreements with our executive officers and key employees, such agreements provide for restrictions that are limited in duration and may be found by courts to not be enforceable. The loss of any of our executive officers or other key employees could weaken our management expertise and harm our business operations. Our key employees include the Company’s officers: Dr. Yael Margolin, Tony Peled, Dorit Harati Naftali Brikashvili and Dr. David Snyder. . We only maintain key man insurance for such officers.

In addition, our ability to retain our skilled employees and our success in attracting, hiring, retaining, managing, and motivating new skilled employees will be a critical factor in determining whether we will be successful in the future. Competition for employees in the biopharmaceutical industry is intense. We may not be able to meet our future hiring needs or retain our existing employees. We will face significant challenges and risks in hiring, training, managing, and retaining sales and marketing, product development, financial reporting, and regulatory compliance employees. Failure to attract and retain personnel, particularly our sales and marketing, product development, financial reporting, and regulatory compliance personnel, would materially harm our ability to compete effectively and grow our business.

Some of our products require manufacturing biologics that are specific to each patient. The physical properties of biologics are variable, which may adversely impact the quality of products we manufacture or prevent us from fulfilling orders as expected.

Due to the nature of human blood, there will be variations in the biological properties of the umbilical cord blood units that we receive from blood banks for the purpose of expanding HSC populations for transplantation in particular patients. In addition, deviations or errors in the delivery and manufacturing process could lead to defects in our products or require us to discard units that are delivered or manufactured. These variations in the biological properties, handling, and processing of umbilical cord blood units and HSC may adversely affect the quality of particular products we manufacture, and may prevent us from fulfilling orders on time, or at all. If these variations harm the quality, production speed, or successful delivery of our products, market acceptance of our products could decline and our reputation could be harmed.

Risks Related to Our Financial Condition

We have a limited operating history and we have incurred significant operating losses since our inception, and we anticipate that we will incur continued losses for the foreseeable future.

We are a development stage biotechnology company with a limited operating history. To date, we have not generated any revenues from product sales and have incurred significant expenses in developing our current product candidates. We have funded our operations to date primarily through proceeds from government grants and sales of equity shares in our company. As of December 31, 2013, we had an accumulated deficit of approximately $50 million. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields. We do not possess the required regulatory approvals to market any of our product candidates in any jurisdiction. We have incurred operating losses in each year since our founding in 1998. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations. Our operating losses for the years ended December 31, 2013 and December 31, 2012 were $3,159,000 and $2,787,000, respectively. We expect proceeds from this offering to meet our capital requirements for approximately two years.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for our product candidates, we will likely incur significant sales, marketing and manufacturing expenses, as well as continued research and development expenses. Furthermore, following the initial public offering of our ordinary shares, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing biologic products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We may not be able to continue as a going concern.

Our audited financial statements for the year ended December 31, 2013 were prepared assuming that we will continue to operate as a going concern. However, the report issued by our independent registered public accounting firm, which is included elsewhere in this prospectus, includes an explanatory paragraph with respect to  our recurring losses from operations and our net accumulated deficit, which raise substantial doubt about our ability to continue as a going concern, meaning that our ability to continue to operate is dependent on our receiving additional financial support, and there are no assurances that we will be successful in obtaining an adequate level of financing needed for the long-term development of our products. Our financial statements included in this prospectus do not include any adjustments to the Company’s assets and liabilities that may result from the outcome of this uncertainty. Uncertainty about our ability to continue as a going concern could materially limit our ability to raise additional funds, and in any case, there is a risk that we will not be able to obtain necessary financing to continue our operations on terms acceptable to us, or at all. A perception that we may not be able to continue as a going concern could also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. If we cannot continue to operate as a going concern, our shareholders may lose their entire investment in our ordinary shares.

We will require substantial additional capital in order to complete necessary pre-market clinical trials of our product candidates, to apply for regulatory approval, and to manufacture and market our products.

We will require substantial additional capital in order to complete pre-market clinical trials, obtain regulatory approvals, and market our product candidates. If we cannot obtain sufficient funding to complete clinical trials, obtain marketing approvals, and commercialize our product candidates, our business, financial condition, and future prospects will be materially harmed, and we may never become profitable.

We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

•	delay, limit, reduce, or terminate clinical trials or other development activities for our product candidates; or

•
delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, if we obtain marketing approval.

Raising additional capital may cause dilution to our existing shareholders, and may restrict operations or require us to relinquish rights.

If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our ordinary shares could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of our ordinary shares. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we could be required to relinquish significant rights to our technologies and products or grant licenses on terms that are not favorable to us.

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future for various reasons, many of which are outside of our control. These reasons may include:

•
the time, resources, and expenses required to conduct clinical trials of, seek regulatory approvals for, manufacture, market, and sell our current product candidates and/or any additional product candidates we may develop;

•	the time, resources, and expenses required to research and develop, conduct clinical trials of, and seek regulatory approvals for additional product indications of our current product candidates;

•	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs, or the results of such litigation;

•	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

•	the costs to attract and retain personnel with the skills required for effective operations; and

•	the costs associated with being a public company.

We have not generated any revenue from our current product candidates or any other product candidate and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development stage product candidates, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless or until we obtain marketing approval and commercialize our product candidates. Our ability to generate revenue depends on a number of factors, including our ability to:

•	obtain favorable results from and progress the clinical development of our product candidates;

•	develop and obtain regulatory approval for clinical studies protocols for our product candidates;

•	apply for and obtain marketing approval in the United States and those other jurisdiction that we target for commercialization;

•	manufacture commercial quantities of our product candidates at acceptable cost levels if marketing approval is received; and

•
establish sales and marketing capabilities, both internal and external, to effectively market and sell our product candidates in the United States and other countries that we target for commercialization.

Even if our product candidates are approved for commercial sale, they may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without continued funding.

It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

Because we do not yet have a commercial operating history, and because medical technology markets may rapidly evolve, it is hard for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results after we begin selling our products. These factors may include variations in:

•	market demand for, and acceptance of, our products;

•	our sales and marketing operations, or the effectiveness of these operations;

•	performance of our third-party contractors;

•	media coverage of our technologies, the procedures or products of our competitors, or our industry;

•	our ability to obtain or maintain regulatory approvals;

•	the availability of procedures or products that compete with our products; and

•	general economic and political conditions, including changes in general consumer confidence.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley Act,” may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on a quarterly basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Our Reliance on Third Parties

We currently depend on third parties to conduct our clinical trials, and if they fail to perform as expected, our ability to obtain regulatory approvals and commence product sales could be harmed.

We rely on third parties, such as CROs, CMOs, medical institutions, academic institutions and clinical investigators, to conduct preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Regulatory agencies require us to comply with current Good Laboratory Practices, or cGLP, for conducting and recording the results of our preclinical studies and current Good Clinical Practices, or cGCP, for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual obligations or duties, do not meet expected deadlines, fail to comply with cGLP or cGCP, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, our clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated and we may not be able to obtain regulatory approval for or commercialize the product being tested in the clinical trials.

If we fail to enter into any needed collaboration agreements for our products, we may be unable to commercialize them effectively or at all.

To successfully develop and commercialize our product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. If we are not able to enter into a collaboration for one or more of our product candidates on acceptable terms, we might elect to delay or scale back the development and commercialization of the product candidate in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

The risks in a collaboration agreement include the following:

•
the collaborator may not apply the expected financial resources, efforts or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product candidate;

•	the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the product reach their full potential;

•	we may be required to undertake the expenditure of substantial operational, financial and management resources;

•	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	strategic partners could decide to move forward with a competing product developed either independently or in collaboration with others, including our competitors;

•	disputes may arise between us and a collaborator that delay the development or commercialization or adversely affect the sales or profitability of the product candidate; or

•	the collaborator may independently develop, or develop with third parties, products that could compete with our product candidates.

In addition, a collaborator for one or more of our product candidates may have the right to terminate the collaboration at its discretion. Any termination may require us to seek a new collaborator, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our product candidates and materially harm our business and stock price by delaying the development of our product candidates, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

We rely on a third party to manufacture NiCord.

We have an agreement with Lonza Walkersville Inc., or Lonza, for manufacturing NiCord. If Lonza fails to comply with the terms of this agreement or if this agreement is terminated prior to the time when we are able to commence manufacturing NiCord at our own manufacturing facility, there may be a significant delay in our ability to manufacture NiCord. Such a delay could prevent us from completing clinical trials as expected and could significantly delay the launch of NiCord, which could materially harm our business, financial condition, and future prospects.

We rely on purchased third-party equipment that enables us to separate HSC from umbilical cord blood.

We purchase equipment and materials from Miltenyi Biotec GmbH, or Miltenyi, that enables us to separate HSC from umbilical cord blood. We are dependent on Miltenyi for supplying this equipment and materials. We do not have an agreement with Miltenyi for the provision of this equipment or materials. In the event that we are unable to obtain the necessary equipment and materials from Miltenyi, we would be required to find a substitute supplier, make adjustments in the process of separating the cells using other equipment, and obtain new approvals from the FDA and the EMA, all of which could require us to incur substantial additional costs and lead to delays in the development of our product candidates.

 We rely on third-party suppliers for provision of growth factors that are necessary for our cell proliferation technologies and the manufacture of our product candidates. If our suppliers cease providing these materials and we are unable to find substitute suppliers on short notice, our ability to manufacture our products, complete clinical trials, obtain regulatory approvals, and market our products could be significantly delayed.

We purchase the growth factors that are necessary for HSC proliferation (cytokines) from third party suppliers. If our suppliers cease providing us with the supplies we need, and we are unable to find substitute suppliers on a timely basis, our ability to manufacture our products could be significantly delayed, which could delay completion of our clinical trials or the commercialization of our product candidates. We may also incur additional costs in locating suitable substitute suppliers or be forced to pay increased amounts to such substitute suppliers for the growth factors and supplies we need. Any disruption in supply could cause a delay in our completion of clinical trials or commercialization of our product candidates, and if there is a significant delay in our completion of clinical trials or commercialization of our product candidates, our business, financial condition and future prospects could be significantly harmed.

Risks Related to Regulation

We are subject to various governmental regulations, including those restricting our ability to market our product candidates, and we may incur significant expenses to comply with, experience delays in the development and commercialization of our product candidates as a result of, and be subject to material sanctions if we violate these regulations.

Before we can market any of our product candidates in any jurisdiction, we must obtain the necessary marketing approvals in that jurisdiction. Even if marketing approval is obtained, a regulatory authority may still impose significant restrictions on a product’s indications, conditions for use, distribution or marketing or impose ongoing requirements for potentially costly post-market surveillance, post-approval studies or clinical trials. For example, any labeling ultimately approved by the FDA for our product candidates, if they are approved for marketing, may include significant restrictions on use. The FDA may impose further requirements or restrictions on the distribution or use of our product candidates as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. Our product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, manufacturing, distribution, promotion, recordkeeping and submission of safety and other post-market information. The FDA has significant post-market authority, including, for example, the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate serious safety risks related to the use of a drug. These risks include adverse drug—drug interactions and concomitant therapy with other medications. In addition, manufacturers of drug products and their facilities and clinical trial sites are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with Current Good Manufacturing Practice regulations (cGMPs), GCPs, GLPs and other regulations.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other jurisdictions. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our manufacturing processes and facilities are required to comply with FDA regulations and other relevant guidelines, which cover the procedures and documentation of the design, production, control, testing, quality assurance, packaging, labeling, storage, and shipping of our products. The FDA checks compliance with these regulations and guidelines by conducting inspections of manufacturing facilities. We anticipate in the future being subject to inspections by the FDA and other regulatory agencies.

Failure to comply with applicable regulatory requirements in the United States, Israel, and every other country in which we conduct operations or market our products, or later discovery of previously unknown problems with our products, clinical trials or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse inspection, can result in, among other things:

•	administrative or judicially-imposed sanctions;

•	injunctions or the imposition of civil penalties or fines;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	refusal by regulators to grant pending future clearance or pre-market approval for our products;

•	withdrawal or suspension of marketing clearances or approvals;

•	clinical holds or suspension of clinical trials;

•	warning letters or untitled letters;

•	refusal to allow us to enter into supply contracts;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business. In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall or impose a mandatory recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority. Any recall would divert management attention and financial resources, could cause the price of our ordinary shares to decline and expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving our products would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.

Any government notice or investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We will be subject to significant liability if we are found to have improperly promoted our product candidates for off-label uses.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about cleared products. In particular, a product may not generally be promoted for uses that are not approved by the FDA or another regulatory agency as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our product candidates to their patients in a manner that is inconsistent with the approved label. If we are found to have inappropriately marketed for such off-label uses, we may become subject to significant liability. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and entered into agreements with several companies that require cumbersome reporting and oversight of sales and marketing practices. In some cases, companies have been excluded from doing business with the government. The FDA has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Our products may cause or contribute to adverse medical events, and we are required to report any such adverse medical events to the FDA and other regulatory authorities. If we fail to do so, we could be subject to sanctions that would materially harm our business.

FDA regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including criminal prosecution, the imposition of civil monetary penalties, revocation of our product  approvals, seizure of our products, or delay in approval or clearance of future products. We will have similar reporting obligations and be subject to similar risks in other countries in which we operate or market our products.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, or marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products, including changes in the process for obtaining clearance for our current product candidates. For example, in the future, the FDA may require more burdensome premarket approval of our procedures rather than the clearance process we have used to date and anticipate primarily using in the future. Our products will also be subject to state regulations and regulations in jurisdictions outside the United States which are, in many instances, in flux. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. We cannot determine what effect changes in regulations, statutes, legal interpretation, or policies, when and if promulgated, enacted, or adopted, may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	completion of additional clinical trials;

•	recall, replacement, or discontinuance of certain products; and

•	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for our products would harm our business, financial condition, and results of operations.

Our relationships with customers and third-party payers in the United States and elsewhere will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Our commercial, research, and other financial relationships with healthcare providers and institutions may be subject to various U.S. federal and state laws and non-U.S. laws intended to prevent health care fraud and abuse. Healthcare providers, physicians and third-party payers in the United States and elsewhere play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable U.S. federal and state healthcare laws and non-U.S. healthcare laws and regulations include, among others, the following:

•
the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended (the “Anti-Kickback Statute”), prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•
the U.S. federal False Claims Act imposes criminal and civil penalties, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government and also includes provisions allowing for private, civil whistleblower or “qui tam” actions;

•
the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program. HIPAA and HITECH also regulate the use and disclosure of identifiable health information by health care providers, health plans and health care clearinghouses, and impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of identifiable health information as well as requiring notification of regulatory breaches. HIPAA and HITECH violations may prompt civil and criminal enforcement actions as well as enforcement by state attorneys general;

•
the U.S. federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for healthcare benefits, items or services;

•
the U.S. federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

•
analogous U.S. state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures or prohibit certain expenditures;

•
the U.S. Foreign Corrupt Practices Act prohibits companies and their intermediaries from making improper payments or providing anything of value to improperly influence non-U.S. government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage; and

•	analogous anti-kickback, fraud and abuse and healthcare laws and regulations in countries outside the United States may also apply.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements and insider trading, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct by our employees and the employees of third party contractors. Misconduct by employees could include intentional failures to comply with FDA regulations and the regulations of comparable regulatory authorities outside the United States, to provide accurate information to the FDA and comparable regulatory authorities outside the United States, to comply with manufacturing standards we have established, to comply with U.S. federal and state and non-U.S. healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the inaccurate reporting or improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted, effective upon consummation of this offering, a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. We plan to adopt an Insider Trading Policy, but we may not be able to prevent a director, executive or employee from trading in our ordinary shares on the basis of, or while having access to, material nonpublic information. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We are subject to numerous environmental, health, and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose us to significant costs or liabilities.

We are subject to numerous foreign, national, and local environmental, health, and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including laws and regulations governing the generation, storage, handling, use, transportation, and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently, and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses, or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Risks Related to Manufacturing

We are preparing to move all production and manufacturing operations to our Jerusalem headquarters. If our own manufacturing facility is not completed on schedule, or if our facility runs into a problem that prevents or delays manufacturing, there may be a significant delay in our ability to manufacture our product candidates.

We are currently preparing to move all production and manufacturing operations to our Jerusalem headquarters, which is expected to eliminate our dependency on Lonza for manufacturing NiCord in our clinical trials. We expect to complete this process by the third quarter of 2014. Our manufacturing facility may not be completed on schedule due to factors that we may not be able to control. Such a delay could prevent us from completing clinical trials as expected and could significantly delay the launch of NiCord, which could materially harm our business, financial condition, and future prospects.

Following the contemplated improvements to our manufacturing facility, we intend to perform all manufacturing processes internally for our clinical trials. We have limited manufacturing experience. In the event of a disruption of our operations at our manufacturing facility, we would experience costly delays in reestablishing manufacturing capacity due to a lack of redundancy in manufacturing capability. Certain events, such as natural disasters, fire, political disturbances, sabotage or business accidents, which could impact our current or future facilities, could have a significant negative impact on our operations by disrupting our product development efforts until such time as we are able to repair our facility or put in place third party contract manufacturers to assume this role.  In addition, we intend to use a single manufacturing site to manufacture our product candidates.   Thus, any disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture the product candidates for clinical testing and would result in delays and increased costs and losses.

We currently carry business personal property insurance in the amount of up to $5,000,000 in the aggregate. We may not have adequate insurance to cover our losses resulting from natural disasters, political disturbances, sabotage, business accidents or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

We have never manufactured our products at commercial scale and there can be no assurance that they can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable.

We have no experience in commercial-scale manufacturing, the management of large-scale information technology systems or the management of a large-scale distribution system. Despite the improvements we are currently making to our manufacturing facility, our manufacturing facility will not be able to support commercial activities. We may develop our manufacturing capacity in part by further expanding or replacing our existing manufacturing facility. These activities would require substantial additional funds and we would need to hire and train significant numbers of qualified employees to staff these facilities. We may not be able to develop commercial-scale facilities that are sufficient to produce the product candidates for Phase III clinical trials and/or commercial use.

Furthermore, we must supply all necessary documentation, including product characterization and process validation, to regulatory authorities in support of our BLA on a timely basis and must adhere to cGMP regulations and current Good Tissue Practices, or cGTP, enforced by the regulatory authority through its facilities inspection program. We have not validated our manufacturing process. We intend to complete this validation between completion of a Phase III clinical study and the submission of a marketing application for a BLA from the FDA.  If the FDA determines that the product candidates used in our clinical trials were not sufficiently characterized, we may be required to repeat all or a portion of those trials. If our facilities cannot pass a pre-approval plant inspection, the regulatory approval of the product candidates will not be granted.

We are subject to significant regulation with respect to manufacturing of our products.

All entities involved in the preparation of a therapeutic biological for clinical trials or commercial sale are subject to extensive regulation. The various components of a product candidate that is used in late-stage clinical trials, or approved for commercial sale must be manufactured in accordance with cGMP and cGTP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products, including product component characterization and process validation, approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third party suppliers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of any product candidate. If any inspection or audit of our manufacturing facilities identifies a failure to comply with applicable regulations, or if a violation of applicable regulations occurs independent of an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales of the temporary or permanent closure of a facility. Any such remedial measures imposed on us or third parties with whom we contract could materially harm our business.

Lack of coordination internally among our employees and externally with physicians, hospitals and third-party suppliers and carriers, could cause manufacturing difficulties, disruptions or delays and cause us to not have sufficient supply of product to meet our expected clinical trial requirements or potential commercial requirements.

Manufacturing our product candidates requires coordination internally among our employees and externally with physicians, hospitals and third-party suppliers and carriers. For example, a patient’s physician or clinical site will need to provide us with the planned date of transplantation, and we will need to coordinate with them for the shipping of our product to them. In addition, we will need to coordinate with cord blood banks to obtain the cord blood required to manufacture our product candidates, and confirm that the cord blood used matches the requirements for our manufacturing process and that it is the cord blood unit selected by the physician.  Such coordination involves a number of risks that may lead to failures or delays in manufacturing our product candidates, including:

•	failure to obtain a sufficient supply of key raw materials of suitable quality;

•	difficulties in manufacturing our product candidates for multiple patients simultaneously;

•	difficulties in obtaining adequate patient-specific material, such cord blood units, from cord blood banks;

•	difficulties in completing the development and validation of the specialized assays required to ensure the consistency of our product candidates;

•	failure to ensure adequate quality control and assurances in the manufacturing process as we increase production quantities;

•
difficulties in the timely shipping of patient-specific materials to us or in the shipping of the product candidates to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•
loss or destruction of, or damage to, patient-specific materials or our product candidates during the shipping process due to improper handling by third-party carriers, hospitals, blood banks, physicians or us;

•	loss or destruction of, or damage to, patient-specific materials or our product candidates during storage at our facilities or at the clinical site; and

•	loss or destruction of, or damage to, our product candidates stored at clinical and future commercial sites due to improper handling or holding by clinicians, hospitals or physicians.

If we are unable to coordinate appropriately, we may encounter delays or additional costs in achieving our clinical and commercialization objectives, including in obtaining regulatory approvals of our product candidates and supplying products, which could materially damage our business and financial position.

If we fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

Before we can begin commercial manufacture of our product candidates, we must obtain regulatory approval of the manufacturing facilities we use and the processes and quality systems we employ. In addition, biopharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and non-U.S. regulatory authorities before and after product approval. Due to the complexity of the processes used to manufacture biopharmaceutical products and product candidates, we may be unable to continue to pass or initially pass U.S. federal and state or non-U.S. regulatory inspections or pass them in a cost effective manner.

If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, financial results and financial condition.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain, and enforce intellectual property protection covering our technologies and products we develop, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining, and enforcing our intellectual property rights, including our patents. If we are unable to obtain, maintain, and enforce intellectual property protection covering our technologies and any products we develop, others may be able to make, use, or sell products that are substantially the same as ours without incurring the sizable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market.

We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that compete with our products. As of February 26, , 2014, our patent portfolio is comprised of 12 issued U.S. patents (of which 7 patents related to StemEx are owned jointly by us and Hadasit Medical Research Services and Development Ltd., and exclusively licensed to us by Hadasit), 27 issued non-U.S. patents (of which 11 patents related to StemEx are owned jointly by us and Hadasit, and exclusively licensed to us by Hadasit), 7 pending U.S. patent applications, 19 pending non-U.S. patent applications, and 2 pending patent applications under the Patent Cooperation Treaty. The patent rights that we co-own with Hadasit relate to our copper chelator technology and to StemEx and do not relate to our NAM platform technology or to any of our other current product candidates, which are wholly owned by Gamida Cell.

Patents may not be issued on any pending or future patent applications we file and, moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable. Also, even if our patents are determined by a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to ours or designing around our patents. We may not have freedom to produce and market our products unimpeded by the patent rights of others.

We have a number of patents and applications in jurisdictions outside the United States, and expect to continue to pursue patent protection in the jurisdictions in which we do or intend to do business. However, the laws of some jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in such jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in certain jurisdictions, our business prospects could be substantially harmed.

The patent positions of medical technology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States or in many other jurisdictions. Both the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted, including narrowing the scope of subject matter that is eligible for patenting. In addition, the U.S. Congress is currently considering legislation that would change provisions of the patent law (Innovation Act, H.R. 3309). We cannot predict future changes in the interpretation of patent laws or changes to patent laws which might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents or the patents and applications of our collaborators and licensors. The patent legal framework in the medical technology fields outside the United States is even more uncertain.

Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our financial condition and results of operations. For example:

•	others may be able to make systems or products that are similar to ours but that are not covered by the claims of our patents;

•	others may assert that our licensors or we were not the first to make the inventions covered by our issued patents or pending patent applications;

•	our pending patent applications may not result in issued patents;

•	our issued patents may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	the claims of our issued patents or patent applications when issued may not cover our technologies or the products we develop;

•	there may be dominating patents relevant to our technologies of which we are not aware;

•	there may be prior public disclosures that could invalidate our inventions or parts of our inventions of which we are not aware;

•	additional proprietary technologies that we develop may not be patentable;

•	a court could determine that a competitor’s technology or product does not infringe our issued patents or future patents, if issued;

•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	our issued patents and future patents, if issued, could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

From time to time, we analyze our competitors’ products and services, and may in the future seek to enforce our patents or other rights to counter perceived infringement. However, prosecuting intellectual property infringement claims can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation could put one or more of our patents at risk of being invalidated or interpreted narrowly. Similarly, some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Finally, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during this type of litigation.

We may not be able to enforce our intellectual property rights throughout the world.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of any in-licensed patents we may acquire or the misappropriation of our other intellectual property rights. For example, many countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Proceedings to enforce our patent rights in certain jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and other countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We rely on trade-secret protection to protect our interests in our proprietary information, know-how and processes for which patents are difficult or impossible to obtain or enforce. We may not be able to protect our trade secrets adequately. We have limited control over the protection of trade secrets used by our third-party contractors. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, and outside scientific advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third-party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. We rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our trade secrets and other proprietary information. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Any disclosure of confidential information into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us, which could adversely affect our competitive advantage.

Our technologies and any future products or services we develop could be alleged to infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture, and market our products and use our proprietary technologies without infringing the patents and other proprietary rights of third parties. As the medical technology industry expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Our products may infringe or may be alleged to infringe such patents.

In addition, because patent applications in the United States and many other jurisdictions are typically not published until eighteen months or more after filing (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications. Another party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications that were filed before our patent applications may exist that provide support for a claim that if issued in a patent would be infringed by our product. We may be required to obtain rights to any such applications or issued patents in order to carry out our business as planned. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

Moreover, our patents and patent applications, or those of our licensors, could face other challenges, such as interference proceedings, opposition proceedings, and re-examination proceedings. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge.

There is substantial litigation involving patent and other intellectual property rights in the medical technology industry generally. If a third party claims that we or any collaborator infringes its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•
substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing our products unless the third party licenses its product rights to us, which it is not required to do at a commercially reasonable price or at all;

•	if a license is available from a third party, we may have to pay substantial royalties, pay upfront fees, or grant cross-licenses to intellectual property rights for our products;

•	even if we or any future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property; and

•
redesigning our products or processes so they do not infringe, which may not be possible at all or may require substantial financial expenditures and time, during which our products may not be available for sale.

Some of our potential competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Our ability to develop, manufacture, and commercialize StemEx, if we proceed with commercialization of StemEx, depends in part on patent licenses we received from another biopharmaceutical company. If the licensor terminates those patent licenses, we may not be able to develop, manufacture, and commercialize StemEx.

On July 11, 2008, we contracted with a multinational biopharmaceutical company for a license to use several patents that belong to that company in the area of growth factors, which we used to produce StemEx. The company provided us with a nonexclusive license to use several of these growth factors for production of StemEx only, which we sublicense to our joint venture with Teva Pharmaceutical Industries Ltd., or Teva, which we refer to as our Joint Venture.  Among other terms, the agreement stipulated that if we did not commercialize StemEx within five years from the date of the agreement in one of several countries listed in the agreement, then the licensor can cancel the license. Since we have not begun commercialization of StemEx within five years of that date, the licensor could cancel our license at any time.

As of the date of this prospectus, the licensor has not indicated that it intends to cancel our license. Termination of the license would prevent us from continuing the development of and marketing StemEx.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition, the Israeli Supreme Court ruled in 2012 that an employee who receives a patent or contributes to an invention during his employment may be allowed to seek compensation for it from their employer, even if the employee’s contract of employment specifically states otherwise and the employee has transferred all intellectual property rights to the employer. The Supreme Court ruled that the fact that a contract revokes the employee’s right for royalties and compensation, does not rule out the right of the employee to claim their right for royalties. As a result, it is unclear if, and to what extent, our employees may be able to claim compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful which in turn could impact our future profitability.

Risks Related to Product Liability

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability which our insurance may inadequate to cover.

The use of our product candidates exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, or others coming into contact with our product candidates. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize NiCord, CordIn, our NK cell product, or any other product candidate.

We have obtained clinical trial insurance coverage for our clinical trials with an annual aggregate coverage limit of $5,000,000, and we expect that we will obtain additional insurance as we conduct additional clinical trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for our current product candidates or any other product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. Large judgments have been awarded in mass tort or class action lawsuits based on therapeutic products that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The product liability insurance we will need to obtain in connection with the commercial sales of our product candidates if and when they receive regulatory approval may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for our operations.

Risks Related to an Investment in Our Ordinary Shares

Concentration of ownership among our existing shareholders may prevent new investors from influencing significant corporate decisions.

After this offering, our four major shareholders will, in the aggregate, beneficially own approximately _____% of our ordinary shares. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, these shareholders, acting together, have significant influence over our management and affairs. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This concentration of ownership might harm the market price of our ordinary shares.

Future sales of our ordinary shares could reduce the market prices of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, or if there is a public perception that these sales may occur in the future, the market prices of our ordinary shares may decline. We and the beneficial owners of _____% of our outstanding ordinary shares (such shares representing holdings immediately prior to the consummation of this offering) have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered through this prospectus, for a period of at least 180 days following the date of this prospectus. The ordinary shares we are offering for sale in this offering will be freely tradable immediately following this offering.

Consequently, upon expiration of the lock-up agreements, an additional approximately _____ of our ordinary shares will be eligible for sale in the public market of which approximately _____ will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act. In addition, shares issued upon exercise of options and warrants may be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Investors in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares in this offering is considerably greater than the pro forma net tangible book value per share of our outstanding ordinary shares. Investors purchasing ordinary shares in this offering will incur immediate dilution of $_____ per share, based on an assumed initial public offering price of $_____ per share, the mid-point of the range shown on the cover page of this prospectus. In addition, as of _____, there were outstanding and exercisable options to purchase _____ of our ordinary shares, at a weighted average exercise price equal to approximately $_____ To the extent these outstanding options are exercised at a price below net tangible book value per share, there will be additional dilution to our then-shareholders.

For more information, please refer to the section of this prospectus entitled “Dilution”.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described under the section of this prospectus titled “Use of Proceeds”. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operations. Pending the use of such proceeds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Active, liquid, and orderly trading markets for our ordinary shares may not develop, the prices of our ordinary shares may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our securities in this offering will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our ordinary shares following this offering. Even if our ordinary shares are approved for listing on the NASDAQ Capital Market, an active trading market for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your ordinary shares. The market price of our ordinary shares after the closing of this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

•	success or failure of research and development projects;

•	the general volatility of market prices for shares of biopharmaceutical companies;

•	changes in the financial projections we may provide to the public or failure to meet these projections ;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory results of clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

•	announcements of technological innovations or new products or applications of products by us or others;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any intellectual property infringement actions threatened or filed against us or in which we may otherwise become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	lawsuits threatened or filed against us;

•	public concern as to the safety of products that we or others develop;

•	fluctuations in currency exchange rates;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock market in general, and The NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance, and could result in substantial losses for our investors. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our product candidates or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our ordinary shares in the foreseeable future. Consequently, investors may need to rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our ordinary shares. Please see the section of this prospectus titled “Dividend Policy”.

We will incur significant costs as a result of registering our ordinary shares with the SEC, under the Securities Exchange Act of 1934, as amended, upon consummation of this offering, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional significant accounting, legal, and other expenses that we did not incur before this offering. We also anticipate that we will incur costs associated with the corporate governance requirements of Israeli law, the SEC, and the Listing Rules of the NASDAQ Stock Market applicable to us after the consummation of this offering, as well as the requirements under the Israeli Companies Law, the Israeli Securities Law, and Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs, such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. These requirements may require us to hire outside consultants and incur other significant costs. Although we will likely be exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act due to our status as an emerging growth company under the Securities Act of 1933, as amended, we will still be subject to the annual requirements related to management’s assessment of internal control over financial reporting, which are costly. Changes in the laws and regulations affecting public companies, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC, and the Listing Rules of the NASDAQ Stock Market, will result in increased legal, accounting, and administrative costs to us as we respond to such requirements. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, director nomination procedures and approval of compensation of officers. In addition, we may follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies”.

Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We could remain an emerging growth company until the earliest of: (a) the last day of the first fiscal year in which we have total annual gross revenues of at least $1,000,000,000 (as indexed for inflation as provided in the Securities Act of 1933); (b) the last day of our fiscal year following the fifth anniversary of our initial public offering date; (c) the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in rules promulgated by the SEC.

Exemptions that apply to emerging growth companies include the following, among others:

•
We are not required to comply with the shareholder approval requirements of Section 14A(a) and Section 14A(b) of the Securities Exchange Act of 1934, regarding shareholder approval of executive compensation.

•
We are not required to provide information that shows the relationship between executive compensation actually paid and our financial performance when we disclose a description of compensation in a proxy or consent solicitation material for an annual meeting of our shareholders.

•	We are not required to present more than two years of audited financial statements in order for our registration statement with respect to this initial public offering to be declared effective.

•
We are not required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act, regarding management’s assessment of the effectiveness of internal controls over financial reporting.

•
We are not required to comply with any new or revised financial accounting standard until companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act are required to comply with such new or revised accounting standard.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may be more volatile and may decline.

Risks Related to Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military conditions in Israel.

Our executive offices are located in Jerusalem, Israel. Also, it is expected that all of our manufacturing operations will be located at our Israel headquarters by the third quarter of 2014. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012, Israel was engaged in an armed conflict with a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or key personnel or consultants to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty. In the event of a military conflict, our key personnel or consultants may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially and adversely affect our business and operations.

Because we incur a portion of our expenses in currencies other than the U.S. dollar, our financial condition and results of operations may be harmed by currency fluctuations and inflation.

While our reporting and functional currency is the U.S. dollar, we pay a meaningful portion of our expenses in NIS and other currencies. All of the salaries of our employees, our general and administrative expenses (including rent for our real property facility in Israel), and the fees that we pay to certain of our partners, are denominated in NIS. As a result, we are exposed to the currency fluctuation risks relating to the denomination of our future expenses in U.S. dollars. More specifically, if the U.S. dollar devaluates against the NIS, our NIS denominated expenses will be greater than anticipated when reported in U.S. dollars. Inflation in Israel compounds the adverse impact of such devaluation by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation has not had a material adverse effect on our financial condition during 2011 or 2012. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we transfer certain technology or know-how or manufacturing out of Israel, we may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2003 and 2013, were financed in part through royalty-bearing grants that we and the Joint Venture received from Israel’s Office of the Chief Scientist (OCS) of the Ministry of Industry, Trade and Labor (now the Ministry of Economy) in the total amount of approximately $29M, for the development of our NAM technology and related products and projects, and of StemEx.

With respect to such grants, we are committed to pay royalties to the OCS at a rate of 3% to 5% on sales proceeds from our product candidates. According to the OCS approvals, we are required to pay royalties from any income generated in connection with our product candidates up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2013, we have a contingent obligation to the OCS in the amount of $11,433,000 and the Joint Venture has a similar contingent obligation to the OCS in the amount of $22,814,000.

We also are required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, and related regulations (the “Research Law”). When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, our technologies that were developed with OCS funding will require the discretionary approval of an OCS committee for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies, and may result in payment of increased royalties (both increased royalty rates and increased royalties ceilings) and/or payment of additional amounts to the OCS. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel (including for the purpose of manufacturing). Currently, under the Research Law, there is no mechanism for the approval of licensing transactions of OCS-supported technologies, however, licensing OCS supported technologies may under certain circumstances be considered a transfer of know-how and therefore requires approval as aforementioned.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of additional amounts depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors up to a maximum of six times the amount of grants received. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel (particularly since currently there is no mechanism for the approval of licensing transactions of OCS supported technologies). Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Our obligations and limitations pursuant to the Research Law are not limited in time and may not be terminated by us at will. As of the date of this prospectus, we have not been required to pay any royalties with respect to the OCS grants.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Our amended and restated articles of association will also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our Board of Directors. These provisions include the following:

•
no cumulative voting in the election of directors, as well as an ex-officio appointment of the Chief Executive Officer as a director of the Company, all of which limits the ability of minority shareholders to elect director candidates; and

•
the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which may prevent shareholders from being able to fill vacancies on our Board of Directors.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. The vast majority of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or non-U.S. court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your liabilities and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the U.S. law that governs the liabilities and responsibilities of shareholders of U.S. companies.

The liabilities and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These liabilities and responsibilities differ in some material respects from the liabilities and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the Company. See “Corporate Governance Practices—Approval of Related Party Transactions under Israeli Law—Shareholder Duties” for additional information. There is limited case law available regarding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to Taxation

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

In 2000, our production facilities in Israel were granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). The main benefit arising from such status is a tax exemption for 10 years on income derived from the approved enterprise. The period of tax benefits is subject to a limitation of 12 years from commencement of production, or 14 years from the approval date, whichever is earlier. Such limitation does not apply to the exemption period. If the retained tax-exempt income is distributed (or deemed as distributed), it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits. These benefits are conditional upon our fulfillment of the conditions stipulated by the Investment Law and regulations promulgated under it. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we were characterized as a passive foreign investment company, or PFIC.

We may be classified as passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for United States federal income tax purposes. Our status as a passive foreign investment company may also depend on how quickly we utilize the cash proceeds from this offering in our business. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to be characterized as a PFIC in any taxable year during which a U.S. holder owns ordinary shares, such U.S. holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment of our ordinary shares. We are not obligated, however, and do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund (QEF) elections if we are classified as a PFIC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business”, contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management.

All statements contained in this prospectus, other than statements of historical fact, including statements of estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects, are forward-looking statements. You can generally identify forward-looking statements by terminology such as “may,” “could,” “should,” “expects,” “plans,” “projects,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “pursue,” “target,” or “continue,” or the negative of these terms or other similar expressions that concern our strategy, plans, or intentions, although not all forward-looking statements contain these words. We have based these forward-looking statements largely on our historical performance, our current expectations, and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy, and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results, levels of activity, performance, or achievements may be materially and possibly adversely different from any future results, levels of activity, performance, or achievements that are expressed, anticipated, or implied by these forward-looking statements. Accordingly, we cannot guarantee future results, levels of activity, performance, or achievements.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required by law, we undertake no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this prospectus.

Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the projected timing, duration, cost, and other aspects of our clinical trials for our product candidates, including whether such clinical trials will be conducted or completed at all;

•	our ability to obtain consent from applicable regulatory agencies and IRBs to our clinical trial protocols;

•	our plans to continue or to commence clinical or preclinical trials of our product candidates;

•	completion and receiving favorable results of clinical trials;

•	the timing of our submission to the FDA or other regulatory agencies of, and any review or comments on, product data that we will need to generate for our products;

•	our ability to satisfy regulatory requirements with respect to our product candidates;

•	FDA approval of, or other regulatory action in the United States or elsewhere with respect to, our product candidates;

•	the potential for our product candidates to receive orphan drug designation and the implications if they do not receive such designation;

•	the development and approval of the use of our current product candidates for additional indications other than the current indications for which they have been approved for clinical trials;

•	our ability to update our manufacturing facility and consistently manufacture our product candidates under the proper conditions;

•	the performance of third-party contractors upon whom we rely to conduct our clinical trials and to manufacture certain components of our product candidates and platform technologies;

•	our ability to discover, develop, and commercialize innovative therapeutics using our proprietary platform technologies;

•	our ability to develop sales and marketing capabilities or to enter into strategic partnerships to develop and commercialize our product candidates;

•	the timing, cost, success, and other aspects of the commercialization of our product candidates;

•	our ability to achieve favorable pricing for our product candidates;

•	the degree of market acceptance of HSC transplant therapies in general and our product candidates in particular;

•	the size and growth of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and other countries;

•	our ability to obtain, maintain, defend, and enforce intellectual property rights protecting our product candidates;

•	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

•	third-party payer reimbursement for our products;

•	our estimates regarding anticipated expenses and capital requirements; and

•	our use of proceeds from this offering.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of _____shares of our ordinary shares in this offering will be approximately $_____, based on an assumed initial public offering price of $_____ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that the net proceeds from this offering will be approximately $_____, based on an assumed offering price of $_____ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for:

•	continuing the development of our product candidates, estimated at approximately $30,350,000;

•	completing construction and preparation of self-owned manufacturing facilities at our headquarters in Jerusalem, estimated at approximately $9,400,000;

•	the remainder for working capital and general corporate purposes, including funding the costs of operating as a public company.

These expected uses of net proceeds from this offering represent our intentions based upon our current plans and business conditions which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our clinical trials and preclinical studies, whether or not we enter into strategic collaborations or partnerships, the amount of cash available from other sources, and our operating costs and expenditures. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of this offering.

We expect proceeds from this offering to meet our capital requirements for approximately two years. We will need to obtain additional financing to complete the development of and commercialize our product candidates.

Pending these uses, we intend to invest the net proceeds in high quality, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States government or other governments, or hold as cash.

We have no current commitments or binding agreements with respect to any material acquisition of or investment in any technologies, products, or companies.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain future earnings, if any, for use in the operation of our business and to fund future growth. Payment of cash dividends, if any, in the future will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our Board of Directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital—Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation—Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect:

o	the issuance of an aggregate of _____ ordinary shares upon the conversion of all outstanding shares of our convertible preferred shares immediately prior to the completion of this offering; and

o	the effectiveness of our amended and restated articles of association; and

•	on a pro forma, as adjusted basis, to reflect:

o
the issuance and sale of _____ ordinary shares in this offering at an assumed initial public offering price of $_____ per share (the midpoint of the price range indicated on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only. Our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read the following table in conjunction with the sections titled “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Description of Share Capital” and our  financial statements and related notes included elsewhere in this prospectus.

(U.S. dollars in thousands)	Actual, as of Dec. 31, 2013	Pro forma (unaudited), as of Dec. 31, 2013	Pro forma, as adjusted (unaudited), as of Dec. 31, 2013
Share capital		_____	_____
Common shares of NIS 0.01 par value – 11,743,763 shares authorized at December 31, 2013; 689,898 shares issued and outstanding at December 31, 2013	2
Preferred shares of NIS 0.01 par value – 8,818,837 shares authorized at December 31, 2013; 7,564,781 shares issued and outstanding at December 31, 2013	19
Share premium	51,614	_____	_____
Capital reserve due to actuarial gains (losses)	12
Accumulated deficit	(49,555)	_____	_____
Total shareholders’ equity	2,092	_____	_____
Total liabilities and shareholders’ equity	4,707	_____	_____

The number of our ordinary shares to be outstanding immediately after this offering is based on _____ ordinary shares outstanding as of _____. This number excludes:

•	564,520 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2013 under our equity incentive plans;

•	shares issuable upon the exercise of warrants outstanding as of _______; and

•	672,043 shares reserved as of December 31, 2013 for future grants under our equity incentive plans.

DILUTION

If you invest in our ordinary shares, you will experience immediate and substantial dilution to the extent of the difference between the initial public offering price of our ordinary shares and the pro forma as adjusted net tangible book value (deficit) per share of our ordinary shares immediately after the offering.

Our historical net tangible book value (deficit) per share is determined by dividing our total tangible assets, less total liabilities, by the actual number of outstanding ordinary shares. The historical net tangible book value (deficit) of our ordinary shares as of December 31, 2013 was $49,595,000, or $11.50 per share.

The pro forma increase in net tangible book value per share attributable to conversion of preferred shares reflects the conversion of _____ of our preferred shares into an aggregate of _____ ordinary shares, as if such conversion had occurred on December 31, 2013.

The Pro forma net tangible book value also gives effect to the exercise of our outstanding warrants to purchase 556,165 preferred shares and the conversion of such preferred shares into an aggregate of _____ ordinary shares, as if such conversion had occurred on December 31, 2013.

The pro forma as adjusted net tangible book value of our ordinary shares as of _____ was $_____, or $_____ per share. The pro forma as adjusted net tangible book value gives effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $_____ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The difference between the initial public offering price per share and the pro forma as adjusted net tangible book value (deficit) per share represents an immediate dilution of $_____ per share to new investors purchasing ordinary shares in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share	$	_____
Historical Net tangible book value per share before this offering, as of December 31, 2013		$11.5
Pro forma increase in net tangible book value per share attributable to conversion of preferred shares
Pro forma as adjusted net tangible book value as of December 31, 2013
Increase in net tangible book value per share attributable to new investors in this offering	$	_____
Pro forma net tangible book value per share after offering	$	_____
Dilution in pro forma tangible book value per share to new investors	$	_____

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on an assumed initial public offering price of $_____ per share, the pro forma as adjusted net tangible book value per share after this offering would be approximately $_____ per share, the increase in the pro forma net tangible book value per share attributable to new investors would be approximately $_____ per share, and the dilution to new investors purchasing shares in this offering would be approximately $_____ per share.

The table below summarizes as of December 31, 2013, on the pro forma as adjusted basis described above, the number of ordinary shares we issued and sold, the total consideration we received and the average price per share (1) paid by our existing shareholders and (2) to be paid by new investors purchasing our ordinary shares in this offering at the initial public offering price of $_____ per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shared Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share
Existing shareholders	_______	_______	%	$	_______	_______	%	$	_______
New investors	_______	_______	%	$	_______	_______	%	$	_______
Total	_______	100.0%		$	_______	100.0%		$	_______

If the underwriters’ over-allotment option is exercised in full, the percentage of ordinary shares held by existing shareholders will be reduced to _____% of the total number of shares of our ordinary shares outstanding after this offering, and the number of shares held by new investors will increase to _____ shares, or _____% of the total number of ordinary shares outstanding after this offering.

The number of our ordinary shares to be outstanding immediately after this offering is based on _____ ordinary shares outstanding as of _____. This number excludes:

•	564,520 shares issuable upon the exercise of share options outstanding as of December 31, 2013 under our 2003 Options Plan; and

•	672,043 shares reserved as of December 31, 2013 for future grants under our 2003 Options Plan.

To the extent that new options are granted under our employee options plans, there will be further dilution to investors purchasing ordinary shares in this offering.

SELECTED FINANCIAL DATA

We have derived the following selected statements of operations data for the years ended December 31, 2013 and December 31, 2012 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. The selected financial data should be read together with our financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus.

The financial statements in this prospectus have been prepared in accordance with the international financial reporting standards (“IFRS”) issued by the International Accounting Standards Board of the International Financial Reporting Standards Foundation. None of the financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States. Our functional currency and reporting currency is the United States dollar.

(in thousands of U.S. dollars, except share and per share amounts) Statements of Comprehensive Income: (1)	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Operating Expenses
Research and development expenses, net	2,602	2,292
General and administrative expenses)	557	495
Operating Loss	3,159	2,787
Finance Expenses	127	891
Finance Income	(775)	(246)
Net Loss (Income)	(62)	4,809
Basic and diluted loss per share for the year	11.5	17.3
Share of loss (profit) of joint venture	(2,573)	1,377
Weighted average number of ordinary shares used in computing basic and diluted net loss per share)	689,898	689,898

(1)	See the Notes to our financial statements for the years ended December 31, 2013 and 2012 for details regarding these statements of comprehensive income.

(in thousands of U.S. dollars) Statements of Financial Position:	As of Dec. 31, 2013 (audited)

Current assets (including cash and cash equivalents)	$2,650
Non-current assets	2,057
Total assets	4,707
Current Liabilities	1,478
Non-current liabilities	1,137
Accumulated deficit	(49,555)
Total shareholders’ equity	2,092
Total liabilities and shareholders’ equity	4,707

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Introduction

We are a clinical-stage biopharmaceutical company primarily focused on developing and commercializing cell therapeutic products for patients with blood cancer and severe genetic blood diseases. Using our proprietary platform technology for expanding populations of highly functional stem cells derived from umbilical cord blood, we are developing a suite of product candidates targeting a variety of clinical indications, including our lead product candidate NiCord for blood cancer.

We are currently conducting or preparing to conduct clinical trials of our current product candidates, at various phases of the clinical study process. Our product candidates have not yet received marketing approval from the FDA or other regulatory agencies.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, our cell product candidates. As of December 31, 2013, we had an accumulated deficit of approximately $49,555. Our financing activities are described below under “Liquidity and Capital Resources”.

Financial Overview

Our current expenses consist of four components: research and development expenses, general and administrative expenses, finance expenses, and our share of loss of our Joint Venture.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, cost of subcontractors, materials, rent and maintenance for our premises in Jerusalem, travel and trade shows, depreciation, and other expenses. During the years ended December 31, 2012 and December 31, 2013, we received grants from the Office of the Chief Scientist amounting to $1,352 and $1,265, respectively, which were deducted from our research and development expenses.

The following table discloses the breakdown of research and development expenses for the last two fiscal years:

(U.S. dollars in thousands)	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Salaries and social benefits	$1,303	$944
Subcontractors	1,530	1,712
Materials	648	680
Rent and maintenance	126	124
Travel and trade shows	171	86
Depreciation	58	45
Other expenses	31	53
Total	3,867	3,644

We expect that our research and development expenses will materially increase in the near future as we undertake and complete clinical trials for NiCord, CordIn, and our natural killer cell product candidate, and as we complete our planned transition to using exclusively our self-owned manufacturing facility for manufacturing our product candidates.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related personnel expenses, professional service expenses, rent and maintenance for our premises in Jerusalem, depreciation, travel and car expenses, and other expenses.

We expect that our general and administrative expenses, such as salaries, accounting, and legal fees, will increase in the near future as we transition to becoming a publicly traded company and due to the anticipated growth of our company.

Finance Expenses

Our finance expenses consist primarily of bank charges and expenses arising from foreign currency translation adjustments. Finance income includes interest income, revaluation of financial derivatives, and foreign currency translation adjustments.

Share of Loss of Joint Venture

Our share of loss of our Joint Venture is based on our ownership of 50% of the voting rights of our Joint Venture. For additional information see Note 9 to the Financial Statements.

Critical Accounting Policies

We describe our accounting policies in Note 2 to our financial statements for the years ended December 31, 2013 and 2012. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS issued by the International Accounting Standards Board of the International Financial Reporting Standards Foundation. The Company’s financial statements have been prepared on a cost basis, except for financial liabilities, which are measured at fair value through profit and loss, and the joint venture accounted for using the equity method. The Company has elected to present profit or loss items using the function of expense method.

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments, and assumptions, as well as judgment in the process of adopting significant accounting policies. Our management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The matters which required the exercise of significant judgment and the use of estimates, which have a material effect on amounts recognized in the financial statements, are specified in Note 3 to our financial statements as of December 31, 2013.

We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s subjective or complex judgments, resulting in the need for management to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted.

While our accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Warrants

Some of our outstanding warrants are deemed to be derivative instruments that require liability classification and mark-to-market accounting.

The fair value of warrants presented as a financial liability classified as Level 3 in the fair value disclosure hierarchy as per IFRS 7 is determined using an acceptable option pricing model. The assumptions used in the model include the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

Impairment of Non-Financial Assets

We evaluate the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, will not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

We did not recognize any impairment of non-financial assets for any of the periods presented.

Government Grants from the Office of the Chief Scientist

Research and development grants received from the OCS are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. We used a discount rate of 16%-21% based in part on our cost of capital determined by an independent valuation analysis conducted at the time of our initial recognition of OCS grants as a liability on our balance sheets. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized will be repaid based on our best estimate of future sales and, if not, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

JOBS Act

On April 5, 2012, the United States government enacted the JOBS Act. We qualify as an “emerging growth company” under Section 2(a) of the Securities Act of 1933 (15 U.S.C. 77b(a)) as amended by the JOBS Act. Our status as an emerging growth company affects the accounting standards and reporting requirements that apply to us. Please see the section of this prospectus titled “Risk Factors—Risks Related to an Investment in Our Ordinary Shares” for a description of certain accounting standards and reporting requirements that may not apply to our company.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2013 and December 31, 2012:

(in thousands of U.S. dollars, except share and per share amounts) Statements of Comprehensive Income(1):	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Operating Expenses
Research and development expenses, net	2,602	2,292
General and administrative expenses	557	495
Operating Loss	3,159	2,787
Finance Expenses	127	891
Finance Income	(775)	(246)
Share of loss (profit) of joint venture	(2,573)	1,377
Net Loss (Income)	(62)	4,809
Basic and diluted loss per share for the year	11.5	17.3
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	689,898	689,898

(1)	See the Notes to our financial statements for the year ended December 31, 2013 and 2012, for details regarding these statements of comprehensive income.

Comparison of the year ended December 31, 2013 to the year ended December 31, 2012 (in thousands)

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2013 amounted to $2,602, representing an increase of $310, or 13.53%, compared to $2,292 for the year ended December 31, 2012. The increase was primarily attributable to an increase in salaries and social benefits, due to the termination of the participation of the joint venture salaries and social benefits costs, a decrease in grants from the Office of the Chief Scientist, and a reduction in payments to subcontractors.

General and administrative expenses

Our general and administrative expenses totaled $557 for the year ended December 31, 2013, an increase of $62, or 12.53%, compared to $495 for the year ended December 31, 2012. The increase resulted primarily from a one-time property insurance reimbursement in 2012.

Operating loss

Operating loss for the year ended December 31, 2013 was $3,159, as compared to an operating loss of $2,787 for the year ended December 31, 2012, an increase of $372, or 13.35%.

Financial expenses

For the year ended December 31, 2013, we recognized financial expenses of $127 representing a decrease of $764, or 85.75%, compared to financial expenses of $891 for the year ended December 31, 2012. The decrease resulted mainly from the conversion in 2012 of the convertible bridge loan extended to the Company in 2011, and its impact on the related accrued interest and amortization of embedded discount.

Finance Income

Finance income for the year ended December 31, 2013 was $775, as compared to finance income of $246 for the year ended December 31, 2012, an increase of $529, or 215%. The increase in finance income resulted mainly from the revaluation of the warrants to purchase Preferred E-2 Shares that were granted to the investors in May 2012.

Share of Loss (Profit) of Joint Venture

Share of income for the year ended December 31, 2013 was $2,573, as compared to share of loss for the year ended December 31, 2012, which was $1,377. The increase derives from the liability related to the Office of the Chief Scientist, which was reversed and carried to profit in 2013.

Loss / Income

Our net loss (income) for the year ended December 31, 2013 was ($62) as compared to $4,809 for the year ended December 31, 2012, a decrease of $4,871, or 101.3%.

Liquidity and Capital Resources

Overview

Since our inception in 1998 through December 31, 2013, we have funded our operations principally with:

1.	research and development grants from Israel’s Office of the Chief Scientist;

2.	issuances of equity stock in the Company; and

3.	convertible debt, which has since been converted.

As of December 31, 2013, we had $1,381 thousands in cash and cash equivalents and other current assets totaling $481 thousands , and $788 thousands in receivables from related party transactions.

(U.S. dollars in thousands)	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Operating activities	$(4,864)	$(3,720)
Investing activities	$679	$(2,216)
Financing activities	--	$5,905
Exchange difference on balances of cash and cash equivalents	$15	$(4)
Net increase (decrease) in cash and cash equivalents	$(4,170)	$(35)

Operating Activities

Net cash used in operating activities during the year ended December 31, 2013 was comprised mainly of $2,573 representing our share in the profit of the joint venture and of $1,293 that was due to a decrease in the current balance of intercompany transactions with the joint venture.

Net cash used in operating activities during the year ended December 31, 2012 was comprised primarily from a net loss of $4,809, out of which $1,377 representing our share in the loss of the joint venture, and a $1,531 decrease in the current balance of transactions with the joint venture.

Investing Activities

Net cash provided by investing activities of $679 during the year ended December 31, 2013 reflected primarily proceeds from withdrawal of short-term bank deposits in the amount of $2,000 less cash used in investment in the joint venture in the total amount of $1,230.

Net cash used in investing activities of $2,216 during the year ended December 31, 2012 reflected primarily our use of cash in investment in the joint venture in the total amount of $2,363.

Financing Activities

We had no net cash provided by financing activities in the year ended December 31, 2013.Net cash provided by financing activities of $5,905 in the year ended December 31, 2012 related to net proceeds from issuances of Series E-2 preferred shares and warrants to purchase Series E-2 preferred shares of the Company, net of issuance costs.

Current Outlook

We have financed our operations to date primarily through research and development grants, issuances of equity stock in our company, and convertible debt. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the near future. Even if we are able to raise funds in the offering contemplated herein, we believe that we will need to raise additional funds before we have any cash flow from operations.

As of December 31, 2013, our cash, cash equivalents, short term deposits, and other currents assets totaled approximately $2,650. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus.

We believe that our existing cash resources and the net proceeds from this offering will be sufficient to fund our projected cash requirements through the end of 2016. We will require significant additional financing in the future to fund our operations if and when we obtain regulatory approval for and commercialize our product candidates.

We currently anticipate that, assuming consummation of the current offering, we will utilize approximately $33,350 for research and development and clinical trial activities through the end of 2016. We also anticipate utilizing $9,400 for capital expenditures over that period, which consists primarily of expenditures for upgrading and constructing our manufacturing facilities. Our future capital requirements will depend on many factors, including:

•	the number, scope, progress, and costs of our pre-clinical studies and clinical trials;

•	the scope, progress, and costs of our other research and development activities;

•	the costs of completing and operating self-owned manufacturing facilities;

•	the costs and timing of obtaining regulatory approvals for our product candidates;

•	the costs of filing, prosecuting, enforcing, and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, manufacturing of sufficient clinical and commercial quantities of our product candidates;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

•
the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates; the magnitude of our general and administrative expenses; and payments to the OCS.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short term deposits, the net proceeds from this offering, debt or equity financings, and/or by out-licensing applications of our proprietary platform technologies and/or our product candidates.

On January 14, 2014, we issued additional series E-2 preferred shares on the same terms that applied under the May 2012 Series E Preferred Share Purchase Agreement, for a total investment amount of $2,900,000.

We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research and development and commercialization of one or more of our product candidates.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2013:

(U.S. dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease Obligations(1)	$391		$391

Purchase Obligations(2)		$483
Employee benefit liabilities, net(3)					$53

(1)	Future contractual obligations for leases represent future minimum payments under operating leases primarily for office space and motor vehicles

(2)	Purchase obligations consist primarily of outstanding purchase orders for materials and services from our vendors.

(3)	Reflects the balance due on account of employee benefit liabilities in the amount of $1,529, over the already accrued amount of $1,476.

The above table does not include royalties that we may be required to pay to the OCS. For more information, see “Business— Grants from the Office of the Israeli Chief Scientist”. The above table also does not include contingent contractual obligations or commitments that may arise in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

Off-Balance-Sheet Arrangements

We currently do not have any off-balance-sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest and have a low risk. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail below.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Most of our assets are held in USD, but some of our assets and expenses are denominated in NIS. For instance, in 2013, approximately 21% of our current assets and 40% of our expenses were denominated in NIS. Changes of 5% and 10% in the USD/NIS exchange rate would have increased or decreased those assets by 1.05% and 2.1% respectively, and would have increased or decreased those expenses by 2% and 4% respectively. However, these historical figures may not be indicative of future exposure. We expect that the percentage of our NIS denominated assets and expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing cell therapeutic products for patients with blood cancer and severe genetic blood diseases. We use our proprietary platform technology to expand, in culture, highly functional stem cells derived from umbilical cord blood, which we believe will enhance the therapeutic efficacy of umbilical cord blood transplantation products.

We are developing our lead product candidate, NiCord, for potential use as a hematopoietic (blood) stem cell transplantation, or HSC transplantation, product in patients with blood cancer, such as leukemia and lymphoma, and serious genetic blood diseases, such as sickle cell disease and thalassemia. HSCT is currently the only potential cure available for these patients. HSC transplantation is primarily performed through bone marrow transplantation, which requires a complete tissue match between the patient and the donor in order to mitigate the risk of certain medical complications. Approximately 40% of the patients who are indicated for an HSC transplant are unable to receive a transplant. We believe that a substantial portion of those patients who were unable to receive a transplant, did not receive a transplant  because they are unable to identify a suitable bone marrow donor in a timely manner. As a result, there is a significant unmet need for patients who could potentially be cured by HSC transplantation  but fail to receive a transplant because they cannot identify a fully matched bone marrow donor in a timely manner. HSC transplantation from cord blood is an alternative to HSC transplantation from bone marrow and does not require full tissue matching between the patient and the HSC from the donor's cord blood cells, thereby making HSC transplantation from cord blood available to those patients who cannot identify a fully matched bone marrow donor. However, HSC transplantation from cord blood is limited by the small number of HSC in a unit of cord blood. A sufficient number of HSC is required for a successful transplant. NiCord is a graft derived from a unit of umbilical cord blood that has been expanded in culture using our NAM technology. We believe that NiCord has the potential to address this unmet need in HSC transplantation  because it has demonstrated the ability to effectively increase HSC in cord blood, which is rapidly available, and does not require full tissue matching between the patient and the donor.

Using our NAM technology, we are developing a suite of product candidates targeting a variety of clinical indications. The following table lists our current product candidates and projects using our NAM technology and their respective stages of development:

Background

Leukemia and lymphoma are cancers of the blood. Bone marrow is the soft tissue inside bones that produces blood cells. Bone marrow contains immature HSC. These HSC produce the mature blood cells that constitute and renew human blood and the immune system. Blood cancers occur when immature blood cells, primarily white blood cells, become damaged. These damaged cells proliferate at a faster rate than normal blood cells to the point where there are not enough normal blood cells left to perform their critical functions in the body.

HSC Transplantation

The current standard of care treatment for many patients with blood cancers, such as leukemia and lymphoma, is transplantation of HSC from the bone marrow of an adult donor, in which the patient’s bone marrow cells are replaced with HSC taken from the bone marrow or peripheral blood of a donor.  Patients undergoing HSC transplantation are given a high dose of chemotherapy or radiation therapy to kill all of his or her bone marrow cells, including the cancer cells in the bone marrow.   After this therapy, the patient is highly vulnerable to infections and bleeding, as the patient has no effective immune system, which is a state referred to as myeloablated. To avoid the potential for deadly infections, the patient is hospitalized in isolation. The treatment regimen to destroy the patient’s bone marrow cells generally takes one to two weeks, following which donor cells are transplanted. The donor HSC travel through the blood, or migrate, and arrive at the patient’s bone marrow, a process called homing. If the treatment is successful, the transplanted HSC begin to generate new blood cells in approximately two to four weeks, a process called engraftment. Until the transplanted HSC generate sufficient numbers of new mature blood cells, the patient continues to be at significant risk of infection. A sufficient number of HSC is required for successful engraftment. The dosage of HSC is determined based on the patient’s body weight.

Shortcomings of HSC Transplantation

HSC transplantation can result in significant treatment-related adverse effects, including increased risks of infection and bleeding. Between 10% and 30% of all patients undergoing HSC transplantation from unrelated donors, including bone marrow transplantations and cord blood transplantations, die within the first 100 days after treatment. In addition, in some cases, the transplanted HSC attack the patient’s organs, a complication called graft-versus-host disease, or GvHD.

Because of the risk of these complications, bone marrow HSC transplantation is generally only performed when there is full tissue matching between the patient and the HSC from the bone marrow of the donor, which reduces the risk of graft rejection and GvHD. Full tissue matching requires certain important proteins on the surface of the donor’s cells to match the corresponding proteins on the patient’s cells. Finding a donor match can be difficult. Of the approximately 50,000 patients each year who are indicated for HSC transplantation and search for HSC donor, approximately 40% of such patients are unable to receive a transplant. We believe that a substantial portion of those patients who were unable to receive a transplant, did not receive a transplant because they were unable to identify a suitable bone marrow donor in a timely manner.

HSC from Umbilical Cord Blood

Due to the difficulty in finding suitable donors, transplantation of HSC from cord blood has been developed as an alternative to transplantation of HSC from bone marrow.

Cord blood also contains HSC, and HSC transplantation from cord blood does not require full tissue matching with the patient. We believe that the reduced requirement for tissue matching is related to the fact that umbilical cord blood is a young tissue whose immune system is still naïve and therefore less likely to conflict with the patient’s native immune system. Accordingly, transplantation of HSC from cord blood carries a lower risk of GvHD than transplantation of HSC from bone marrow, notwithstanding the partial tissue matching. Also, cord blood is readily and rapidly available from cord blood banks around the world, and patients who cannot find a fully matched bone marrow donor are almost always able to find at least one unit of cord blood with a partial match.

However, a unit of cord blood contains only approximately 5-10% of the HSC available in a bone marrow graft. If not enriched, the lower HSC dose could result in increased incidence of transplant-related illness and death due to delayed engraftment, rejection of the transplanted cells and other factors. As a result, HSC transplantation from cord blood is currently used less frequently than HSC transplantation from bone marrow and is used primarily in pediatric patients who have lower body weights. According to CIBMTR, more than 40% of HSC transplantations in pediatric patients are accomplished via cord blood as opposed to less than 10% in adult patients. Overall, according to the WMDA Reports, approximately 3,000 procedures of HSC transplantation from cord blood were performed in 2012, as compared to approximately 15,000 HSC transplantations from a bone marrow donor who is not a relative of the patient.

In an effort to increase the HSC count in cord blood, adult patients undergoing HSC transplantation are frequently given two units of cord blood. However, because each unit of cord blood is unique, two units cannot co-exist in the body of the patient for an extended period of time. Therefore, within a few weeks following transplantation, one set of HSC “out-competes” the other set.

Clinicians have attempted to enrich the HSC count in a cord blood unit in culture using several technologies. In these studies, patients were transplanted with a unit of cord blood enriched with HSC along with a second, unmanipulated unit of cord blood. However, in many of these studies, the cells from the unmanipulated cord blood out-competed the cells from the enriched cord blood unit, which negated the intended benefits of the enrichment process. In addition, patients in these studies experienced delayed engraftment compared to HSC transplantation from bone marrow.

Market

According to the WMDA Reports, each year, approximately 50,000 patients worldwide who were indicated for HSC transplantation performed a formal search for HSC. However, in 2012, only approximately 18,000 of those patients received an HSC transplant. We believe the lack of suitable donors accounts for a significant number of the indicated patients that did not receive HSC transplantation and represents a significant unmet medical need.

Of the patients receiving HSC transplantation in 2012, according to the WMDA Reports, only approximately 3,000 received HSC from cord blood transplants. According to the Center for International Blood and Marrow Transplant Research, or CIBMTR, approximately 40% of pediatric patients and less than 10% of adult patients undergoing HSC transplantations in 2009 and 2010 received cord blood transplants. The CIBMTR reports that the number of HSC transplants from unrelated donors, which includes both cord blood transplants and bone marrow transplants increased in the past 10 years by approximately 7.7% in the United States.

According to information published by H.M. Blommestein et al. Annals of Hematology, 2012, for the years 2007 through 2009, the average cost of HSC transplantation from a bone marrow donor (including selection and retrieving of the graft and one-year follow-up of the patient) was approximately $235,000 and the average cost of HSC transplantation from cord blood was approximately $350,000. The average cost of cord blood  unit is approximately $45,000.

We believe that the relatively low number of cord blood transplants and the higher cost of such transplants is primarily a result of the low HSC counts in cord blood and the inability of clinicians to effectively increase that count, which results in complications, including delayed engraftment, longer hospitalization stays and increased morbidity. We believe that a product that effectively increases the HSC count in cord blood transplantation would significantly reduce the cost of HSC transplantation from cord blood, reduce the complications associated with the lower HSC count in cord blood, increase the demand for cord blood transplants and address the existing unmet medical for those patients who cannot identify a suitable donor for a bone marrow HSC transplantation need and be used as an alternative source for all HSC transplants.

We are developing NiCord as a cord blood transplantation product to address this unmet medical need, and as alternative to HSC transplantation from bone marrow. We believe that NiCord has the potential to effectively expand HSC derived from cord blood and make HSC transplantation from cord blood a more effective treatment for patients with blood cancer.

Our NiCord Solution

Overview

NiCord is our lead product candidate developed using our NAM platform technology. NiCord is a graft which consists of HSCs derived from a single unit of cord blood. Utilizing our NAM technology, we introduce nicotinamide, or NAM, a form of vitamin B3, to expand, in culture, highly functional HSC and other cells with therapeutic potential. NiCord is intended as a transplantation product for patients with blood cancers, such as leukemia and lymphoma. In the first quarter of 2013, we successfully completed a first Phase I/II study of NiCord in patients with high-risk blood cancers, and additional Phase I/II studies are now ongoing to test NiCord in patients with blood cancers and with sickle cell disease.

We believe that NiCord has the potential to become the standard of care for HSC transplantation from cord blood because of the following advantages:

Limited HSC differentiation during HSC expansion. Because a sufficient number of HSCs is required in order for the donor’s HSC to successfully engraft, or generate new blood cells, in the patient, clinicians have attempted different approaches to expand the number of HSC in cord blood ex vivo (in culture). However, during expansion in culture, HSC typically go through a process of differentiation and lose their functionality and effectiveness. Expanding HSC in culture using our NAM technology limits cell differentiation during expansion and preserves the effectiveness of the HSC. Our culture studies have demonstrated that our NAM technology has the ability to limit changes in gene expression in cultured HSC when compared to HSC cultured without NAM.

Increased engraftment potential. Our 2013 Phase I/II trial of NiCord demonstrated the ability of NiCord to effectively engraft and outcompete an unmanipulated cord blood unit. Of the 11 patients treated with NiCord and a second unmanipulated unit of cord blood, eight of the patients engrafted with NiCord. We believe that NiCord is the first HSC cord blood product candidate that has demonstrated an ability to provide sustained engraftment in patients. Our trial also demonstrated that NiCord can shorten the time to hematopoietic recovery (resumption of healthy blood production), improve the one-year and two-year overall survival and progression-free survival rates for patients and reduce the average hospitalization length for patients.

Potential treatment savings from using a single unit of cord blood. The 11 patients treated with NiCord in our 2013 Phase I/II study were treated with a second unmanipulated unit of cord blood so that they would not remain myeloablated in the event that the NiCord failed to engraft in the long-term. We believe that the rapid and sustained engraftment of NiCord demonstrated in our Phase I/II study suggests that transplantation of a second, unmanipulated unit of cord blood might not be necessary for the treatment of myeloablated patients. In September 2013, we commenced a 20-patient Phase I/II study of NiCord in which NiCord is being transplanted without the support of a second unmanipulated unit of cord blood. This trial is designed to investigate the safety and efficacy of transplanting NiCord without also transplanting a second unmanipulated unit of cord blood, and to evaluate NiCord as an alternative to traditional HSC transplantation for treatment of high-risk blood cancers. A unit of cord blood costs approximately $45,000. If this trial and other studies demonstrate that NiCord is an effective product presenting a robust safety profile without a second unit of cord blood, we believe NiCord could offer substantial cost saving benefits.

Potential treatment savings from shortening hospital stays. Clinical data from our 2013 Phase I/II study of NiCord demonstrate that the eight patients that engrafted with NiCord were discharged from the hospital significantly earlier than an historical control group. If additional studies demonstrate a similar outcome, we believe that NiCord could offer a substantial cost savings benefit to healthcare providers.

Safety Profile.  We have designed NiCord to be a safe alternative to traditional HSC transplantation with a robust safety profile. In our 2013 Phase I/II study of NiCord, all safety endpoints were met and no safety concerns surrounding the use of NiCord were raised.

We filed an investigational new drug, or IND, application for NiCord in August 2010, and the IND was approved in the third quarter of 2010.

NAM limits HSC differentiation during expansion

HSC cultured in a laboratory using growth factor proteins called cytokines can be expanded to produce large numbers of cells. However, HSC expanded in culture using cytokines go through a process of maturation and differentiation and display reduced functionality when they are transplanted into a living body, as compared to non-cultured cells. As a result, HSC expanded in culture are less able to migrate to the bone marrow and successfully engraft. We believe that the accelerated expansion imposed by growth factors in culture and the artificial culture environment may promote the development of stress conditions, causing changes in the properties and functionality of the HSC during the culture process.

We believe that our NAM platform technology increases the functionality of cell products expanded in culture conditions. Our studies have found that adding NAM to the culture medium inhibits the changes in the properties and functionality of the HSC that otherwise occur during the culture process. To test the ability of NAM to limit differentiation during culture expansion of HSC, we compared the gene expression of a non-cultured, cord blood-derived HSC (CD133+ cells) as compared to the gene expression of such HSC following (i) expansion in culture with cytokines only and (ii) expanded in culture with cytokines and NAM. The heat map shown below in Figure 1 shows both the pattern of gene expression in the non-cultured HSC samples and gene expression of such HSC following expansion in culture with cytokines only and with both cytokines and NAM (red indicates a high level of gene expression and green indicates a low level of gene expression). The gene expression in the cells cultured with cytokines only is very different from the gene expression in non-cultured cells. However, adding NAM to the culture medium appears to reduce the changes in gene expression, as is evident from the similarity between cells cultured with NAM and non-cultured cells. Accordingly, we believe that NAM reduces HSC differentiation following expansion in culture conditions.

Fig. 1: In contrast to cord blood HSC (CD133+ cells) cultured with cytokines and without NAM, CD133+ cells cultured with cytokines and with NAM display a gene expression pattern similar to freshly isolated, non-cultured HSC, as shown in this “heat map” construct of clusters of genes differentially expressed in CD133+ cells expanded ± NAM for three weeks vs. non-cultured CD133+ cells.

Based on animal models for HSC transplantation, we believe that expanded cell grafts created using NAM display improved functionality following transplantation for cell activities such as migration, homing, and engraftment (see Figure 2 below).

Fig. 2: The functionality of cord blood HSC expanded in culture with cytokines and NAM (“Cyt + NAM”) was compared to the functionality of HSC expanded with cytokines only (“Cyt”) and with the functionality of HSC before expansion. Cells cultured with NAM show increased functionality compared to cells cultured with cytokines only and non-cultured cells, for functions such as migration (a measure of the motility of the cells), homing (a measure of the percentage of cells that actually arrive at the bone marrow following infusion), and engraftment potential (as measured by severe combined immunodeficiency repopulating cells, or “SRC”, which is a measure of the number of cells that remain in the bone marrow and engraft).

Our NAM platform technology and all of its related product candidates are assets solely owned by us. The products in development based on our NAM technology are protected by an extensive portfolio of issued patents and pending patent applications, which are described in greater detail below.

NiCord Clinical Trials

Phase I/II study of NiCord in a double cord blood unit configuration

In February 2013, we completed a Phase I/II trial of NiCord in 11 patients with blood cancers at Duke University Medical Center. The study included patients between the ages of eight and 65 with high risk hematological malignancies who were treated with a myeloablative conditioning regimen.

In this clinical study, we tested the safety and efficacy of NiCord, including the ability of NiCord to engraft in patients.  Each of the eleven patients received NiCord and an unmanipulated unit of cord blood. These eleven patients were given the second unmanipulated unit of cord blood so that they would not remain myeloablated in the event that the NiCord failed to show engraftment . Primary endpoints of the study were acute toxicity of NiCord infusion and the proportion of patients with neutrophil engraftment. The study also assessed time to engraftment of neutrophils and platelets and survival of patients. The clinical outcomes of this treatment group were compared to outcomes of an historical control group of 17 patients who were transplanted with two units of unmanipulated cord blood at Duke University Medical Center shortly before our study using the same conditioning regimen (Duke control group).

Of the 11 patients receiving transplants in this study, 8 patients engrafted with NiCord, 2 patients engrafted with the unmanipulated unit of cord blood and one patient failed to engraft. We believe that these results demonstrate that NiCord has the potential to enhance the ability of cord blood-derived HSC to engraft and out-compete a second unmanipulated cord blood unit.

Moreover, the results from this study suggest that NiCord can both shorten the time to hematopoietic recovery (resumption of healthy blood production) and produce long-term engraftment , of several years, similar to HSC transplantation from bone marrow. The average times to normal neutrophil count recovery (neutrophils are the most abundant white blood cells) and normal platelet count recovery (platelets are responsible for blood clotting), respectively, were 10.5 days and 31.5 days for the eight patients in whom the NiCord HSC successfully engrafted, compared to 25 days and 41 days in the Duke control group (p = 0.001 and 0.012 respectively). The average hospitalization length in the eight patients that successfully engrafted with NiCord was 23.5 days (initial discharge at day 14 post transplant), compared to 42.2 days in the Duke control patients (initial discharge at day 33 post transplant). There were no cases of grade III/IV acute GvHD, and no adverse events related to NiCord were reported. The one-year overall survival and progression-free survival were 82% and 73%, respectively, in the eight patients in whom HSC from NiCord successfully engrafted compared to 55% and 49% in a group of 295 patient records collected from public registries in the United States and Europe, who received HSC transplantation from two cord blood units during the years 2006-2010. The two-year overall survival rates and progression-free survival rates were 68% and 65%, respectively, in the eight patients in whom HSC from NiCord engrafted compared to 42% and 41% in the 295-person historical control group.

Fig. 3: NiCord substantially shortens the time to successful engraftment. This figure shows white blood cell counts and time to engraftment in the 8 patients in the study in whom NiCord cells engrafted, the two patients in the study in whom unmanipulated cells engrafted, and the Duke historical control comprised of 17 patients transplanted with two unmanipulated units of cord blood, at Duke just before initiation of the NiCord study.

In addition, as described in figure 4 below, the time to hematopoietic recovery and survival of patients following transplantation of NiCord is improved as compared to HSC transplantation from unmanipulated cord blood and is similar to the clinical outcomes described in the literature following HSC transplantation from bone marrow or peripheral blood.

Figure 4: NiCord substantially improves the time to hematopoietic recovery and survival of patients. This figure shows day count to Neutrophil count recovery and Platelet count recovery , hospitalization length and one and two year disease-free survival, in the 8 patients in the study in whom NiCord cells engrafted, in literature reports of unmanipulated cord blood transplantation and in literature reports of bone marrow and peripheral blood transplantation.

According to Solh, M. et al. (Biology of Blood an Marrow Transplantation, 2011), a prolonged time to engraftment of neutrophils and platelets following HSC transplantation is associated with higher morbidity of the transplanted patients and a higher cost of the HSC transplantation procedure. According to Eapan et al. (Lancet Oncol. 2010 Jul;11(7):653-60.; Ponce DM et al. Biol Blood Marrow Transplant. 2011 Sep;17(9):1316-26.; Brunstein CG et al. Blood. 2010 Nov 25;116(22):4693-9), the typical time to engraftment of neutrophils following unrelated HSC transplantation from unmanipulated cord blood is 24-26 days, as compared to 11-19 days following unrelated HSC transplantation from bone marrow or peripheral blood. This disadvantage of HSC transplantation from cord blood significantly limits the use of cord blood for HSC transplantation in adult patient population.  Based on our study results, we believe that NiCord has the potential to overcome this limitation.

Based on our 2013 Phase I/II study results, we believe that NiCord may be able to significantly shorten the time to engraftment, which could lower the critical risk of morbidity and mortality during the period between transplantation and engraftment and shorten the time of hospitalization of the patients. The reduced time to engraftment also has the potential to reduce hospitalization times associated with cord blood transplantation procedures, both by reducing inpatient times (for the transplant itself) and reducing the incidence of subsequent hospitalizations by reducing the risk of related morbidities such as infections and bleeding. This reduction in hospitalization days has the potential to lower the costs of treatment, in addition to the reduced cost associated with the use of a single unit of cord blood.

Trial of NiCord in a single cord blood unit configuration

In September 2013, we commenced a Phase I/II study of NiCord in up to 20 patients, in which NiCord is transplanted without the support of a second unmanipulated unit of cord blood, to study NiCord as an alternative to traditional HSC transplantation from bone marrow for treatment of high-risk blood cancers. This trial is designed to investigate the safety and efficacy of transplanting NiCord without also transplanting a second unmanipulated unit of cord blood. We are now recruiting patients for this study in the United States and we plan to expand to Europe during the third quarter of 2014.  We expect that this trial will enroll 10 patients through the end of 2014.  We expect the study to complete treating 20 patients in the fourth quarter of 2015.

Cryopreservation

To date, our product candidates have consisted of fresh blood products that needed to be transplanted within 18 hours after their release from the manufacturing site. This limitation substantially restricts the location of manufacturing sites and increases the cost of shipping and logistical support required during the process of manufacturing and delivery. In 2013, we developed a process to effectively freeze (cryopreserve) NiCord to lengthen its shelf life. Based on our discussions with the FDA, we plan to begin supplying NiCord in the cryopreserved form in all our ongoing clinical trials by the third quarter of 2014, using our own manufacturing facilities.

We believe that cryopreservation will enable us to centralize our manufacturing facilities and optimize our delivery systems, yielding significant savings.

Other NAM Product Candidates

We are applying our NAM technology to develop a suite of product candidates targeting a variety of clinical indications, including hematological malignancies, thalassemia, sickle cell disease, genetic metabolic diseases, bone marrow failure syndromes and severe autoimmune diseases. We are also applying our NAM technology to expand natural killer cells, or NK cells, in culture.  NK cells are critical to the human immune system. NK cells can recognize and kill tumor cells, and therefore have broad potential therapeutic utility. In addition, we are applying our NAM technology to develop a product based on mesenchymal stem cells, or MSCs, which are cells that can differentiate into a variety of cell types, for use in regenerative medicine and treatment of inflammatory conditions.

CordIn

In addition to developing NiCord as a product for treating malignant diseases, we are continuing to develop NiCord for HSC transplantation in patients with non-malignant diseases for which bone marrow transplantation is currently accepted as the only cure.  We believe that NiCord can offer curative treatment options to these patients. Starting in the third quarter of 2014, we intend to undertake the development of this product candidate for non-malignant diseases under a separate IND application using the trademark CordIn. We anticipate that the IND amendment for CordIn will be filed in the United States, and a CTA will be filed in Europe during the third quarter of 2014.

Assuming the approval of the CTA in Europe, we expect to commence a multinational phase I/II trial of CordIn for patients with SCD and thalassemia in Europe and the United States in the third quarter of 2014. The study is planned to enroll 15 patients who are indicated for HSC transplantation and do not have a matched bone marrow donor. Patients will receive transplantation of CordIn in a single expanded CBU configuration, following a preparative conditioning regimen, and will be followed for up to 5 years. The primary objective of the study is to assess donor engraftment in the patients at 42 days post transplantation. Secondary objectives will include transplant-related mortality, event-free survival and overall survival up to one year post transplant.

Sickle Cell Disease

Sickle cell disease (SCD) is an orphan disease, affecting approximately 100,000 patients in the United States. SCD is a group of hereditary, recessive blood disorders characterized by rigid, sickle-shaped red blood cells. Sickled cells break down sooner and block blood vessels, causing pain and organ damage. Sickle cell patients have a relatively low life expectancy. According to research conducted for us by Trinity Partners in 2013, the cost of medical treatment of SCD patients during their lifetime is approximately $9 million. The only potential cure available for SCD is HSC transplantation.

HSC transplantation is used in the rare cases when patients have a healthy, fully matched sibling donor. But, matched unrelated donors are almost never available. Due to the nature of SCD, there is a high rate of engraftment failure for such transplants. HSC transplantation from cord blood has also been unsuccessful, with more than 50% rate of engraftment failure. Due to the current limitations of HSC transplantation for sickle cell patients, only approximately 450 transplants have been reported in the past 30 years.

Based on the encouraging clinical outcomes of transplanting NiCord in patients with hematological malignancies, we are now also testing the engraftment of NiCord in pediatric patients with SCD.

Additional CordIn Indications

We plan to continue to develop CordIn for HSC transplantation to treat a variety of additional non-malignant chronic severe diseases. These diseases include hemoglobinopathies (sickle cell disease and thalassemia) and bone marrow failure syndromes (severe aplastic anemia). Indications to be considered for the future include genetic metabolic diseases (Krabbe disease, Tay Sachs, Hurler syndrome, and others) and severe refractory autoimmune diseases (multiple sclerosis, rheumatoid arthritis, systemic lupus erythematosus, inflammatory bowel disease / Crohn’s disease, and others). Because we have not yet developed CordIn for these indications, it is difficult to estimate the market potential for CordIn as a treatment for these diseases. Most of these conditions are considered rare diseases, and we plan to submit applications for orphan drug designation of CordIn in the United States and Europe for such conditions which are rare.

NK Cell Product for Treatment of Cancer

In addition to developing NiCord and CordIn, we are using our NAM platform technology to develop a propriety process for the expansion of functional NK cells, a type of white blood cell that can destroy harmful cells. NK cells have drawn considerable attention in recent years as a promising tool for the treatment of cancer, due to their ability to fight tumors without increasing the risk of GvHD. We are working to translate this technology into a cell product to treat metastatic tumors and blood cancers that do not respond to existing treatments.

NK cells need to be expanded in culture in order to produce a clinically appropriate dose. Transplantation of NK cells in cancer immunotherapy studies has had only partial success. The inability of NK cells expanded in culture to expand in the patient’s body, as well as the inability of such cells to home to and be retained in the tumor micro-environment, likely plays a role in their limited efficacy to date.

Applying our NAM platform technology, we believe we have developed a proprietary manufacturing process for expanding NK cells. We believe that this process has substantial advantages over NK cells cultured without NAM. Of note, our process involves fewer steps and is therefore expected to be more cost-efficient. In certain animal studies that we have conducted, NK cells expanded in culture using our NAM technology display increased tumor-killing and migratory abilities.

Mesenchymal Stem Cell (MSC) Product for Regenerative Medicine

In addition to focusing on HSC and NK cells, we are working on applying our NAM technology to MSCs, another type of stem cells. We believe that MSCs are attractive candidates for use in clinical therapy in regenerative medicine and inflammatory conditions due to their ability to differentiate and to modulate innate immune response. The therapeutic potential of MSCs is being studied by researchers for a variety of those indications.

MSCs are derived from various sources such as bone marrow, fat tissue, or the placenta and can be transplanted without the need for tissue type matching between the donor and the recipient. Accordingly, MSCs can be manufactured on a large scale and marketed as an off-the-shelf cell product. To obtain the desired cell dose sizes, MSCs need to be expanded in culture several times. However, expanding MSCs in culture leads to physical and functional changes in the MSCs, which reduces their potential to expand. As a result, manufacturing commercial batches of MSCs from a single donor remains a challenge.

Using our NAM platform technology, we developed a process for rapid expansion of a homogeneous population of MSCs from various tissue sources. Following four rounds of expansion in culture, the number of MSCs obtained is exponentially higher than the number obtained from the control cultures. In addition, cultures expanded using our NAM technology maintained a homogenous population of MSCs even after several rounds of expansion in culture.

We are now developing a novel MSC product to be manufactured using our proprietary technology, to produce larger batches of homogenous MSCs with a shorter manufacturing time and potentially increased functionality and clinical applicability. This product is in preclinical development.

Our Copper Chelator Platform Solution

Copper Chelator Technology

We have also developed a copper chelator platform technology for the growth of HSC obtained from cord blood. This technology is based on the role copper ions play in modulating self-renewal and differentiation of HSC. Scientists and have discovered that copper deficiency delays the differentiation of HSC and prolongs the proliferation process. We developed our product candidate StemEx in an effort to modify the balance between self-renewal and differentiation of cells in vitro (outside a living body) by introducing a molecule that can bind to, or “chelate,” copper, which renders the copper unavailable for cellular differentiation. StemEx is a high-affinity copper chelator tetraethylenepentamine (TEPA) that we believe has the potential to reduce intracellular copper level, delay differentiation, and enable robust expansion of HSC populations in culture.

StemEx is a graft of HSC selected from a portion of a single unit of cord blood, expanded in culture and transplanted in combination with the non-manipulated cells from the rest of the same unit of cord blood. StemEx was developed using our copper chelator platform technology through our Joint Venture, which is equally co-owned by us and Teva. The Joint Venture owns global commercialization rights for StemEx.

In 2012, the Joint Venture completed a multinational Phase II/III study of the safety and efficacy of StemEx as a potential product for treating patients with high risk blood cancers. The treatment group included 101 patients with high risk hematological malignancies that were transplanted with StemEx following a myeloablative conditioning. The study was designed to use a historical control cohort of patients that would be eligible to participate in the study, and received HSC transplantation from unmanipulated cord blood. These patient records were obtained from the public registries in the United States and in Europe, using a robust methodology for selecting the patients. The historical control was updated during the course of the study, prior to the end of recruitment and prior to undertaking any analyses of study data, using the same methodology of the registries independently selecting the patients according to the same criteria as used to collate the first historical control, to include contemporaneous data of 295 patients transplanted with two unmanipulated units of cord blood during the years 2006-2010. Mortality at 100 days post-transplant, which was the primary endpoint of the study, was 15.8% in the StemEx group compared to 24.5% in the historical control group, a statistically significant difference (p = 0.035). Secondary and exploratory endpoints assessed the rate of engraftment failure, time to engraftment of neutrophils and platelets, survival at 180 days post transplantation and GvHD. The rate of neutrophil engraftment failure and the average time to neutrophil engraftment and platelet engraftment were lower in the StemEx group than in the historical control group. The survival advantage observed at 100 days after transplant was no longer statistically significant by 180 days after transplant, and there was no significant difference in the level of grade III-IV acute GvHD between patients who received StemEx and the historical control group.

After reviewing the results of the study, the FDA advised us that we would be required to conduct a randomized controlled Phase III clinical trial as part of the regulatory approval process for StemEx. The EMA advised us prior to completion of the study that it would provisionally accept the historical control study design of the Joint Venture’s 2012 Phase II/III study, subject to the application of a rigorous methodology, and it indicated that it might provide full marketing authorization for StemEx for blood cancers if the historical-control study demonstrated a clinical benefit. The Joint Venture is now considering an appeal to the FDA regarding its decision and a meeting with the EMA to discuss the regulatory path to approval of StemEx in Europe.

In light of the uncertainty of the regulatory approval process, the Joint Venture does not intend to further pursue the development of StemEx in the United States or in Europe without a strategic partner.

Intellectual Property

We have obtained, and plan to continue to seek, patents in the United States and other countries that protect our product candidates and platform technologies. Our strategy is to pursue, maintain, and defend patent rights to protect the technology, inventions, and improvements that are commercially important to the development of our business. Our portfolio of patent applications covers our Copper Chelator platform technology and StemEx product candidate, our NAM platform technology, including our NiCord, CordIn and NK and MSC product candidates, and other related technologies.

As of February 26, 2014our patent portfolio is comprised of 12 issued U.S. patents (of which 7 patents related to StemEx are owned jointly by us and Hadasit Medical Research Services and Development Ltd., and exclusively licensed to us by Hadasit), 27 issued non-U.S. patents (of which 11 patents related to StemEx are owned jointly by us and Hadasit, and exclusively licensed to us by Hadasit), 7 pending U.S. patent applications, 19 pending non-U.S. patent applications, and 2 pending patent applications under the Patent Cooperation Treaty. All patents and patent applications related to our NAM platform technology and to product candidates which are based on this technology, including NiCord, CordIn, our NK cell product candidate and our MSC product candidate cells are fully owned by Gamida Cell only.

In addition to our patent portfolio, we are in the process of submitting an application for an orphan drug designation for NiCord in the United States and in Europe. An orphan drug designation provides 7 years of market exclusivity in the United States and 10 years in Europe.

We cannot be sure that any additional patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought. Even with respect to any patents that may be issued to us, we cannot be sure that any such patents will be commercially useful in protecting our technology. Any patents issued with respect to our current patent applications would expire between 2022 and 2033.

We also rely on trade secrets to protect our product candidates. In addition, our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties. For a discussion of the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property”.

The laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions.

Our success depends in part on our ability to:

•	preserve trade secrets;

•	prevent third parties from infringing upon our proprietary rights; and

•	operate our business without infringing the patents and proprietary rights of third parties, both in the United States and elsewhere.

We protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors, and other contractors. In addition, our manufacturing processes are associated with know-how and trade secrets. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. See also “Risk Factors—Risks Related to Our Intellectual Property”.

NiCord and StemEx are registered trademarks in the United States, Europe, and Israel. We have also filed trademark applications in China and Hong Kong for NiCord and StemEx. We also plan to file trademark applications for CordIn, our NK cell product candidate, and any future product candidates that we may develop in the United States, the EU, China and other jurisdictions.

Manufacturing and Delivery

Manufacturing and Delivery Process

The main raw materials used in our manufacturing process are units of cord blood. We primarily use frozen cord blood, which is geared toward research, acquired from blood banks in Israel and other countries. To a lesser extent, we also use fresh cord blood, acquired from blood banks in Israel, for research and development purposes only. Cord blood is donated voluntarily after a live birth. As a result, the use of stem cells and other HSC derived from cord blood is not controversial and does not implicate the moral and religious issues surrounding the use of embryonic stem cells. According to WMDA Reports, approximately 700,000 units of cord blood are currently cryopreserved in public cord blood banks worldwide, making cord blood a readily available material. The cost of a unit of umbilical cord blood is approximately $45,000 in the United States and is controlled by the National Marrow Donor Program (NMDP). We purchase the growth factors that are necessary for HSC proliferation (GMP-grade cytokines) from other suppliers. A number of different suppliers provide these materials on substantially similar terms. Switching suppliers of cytokines would not require significant retraining or other major adjustments.

Banks of cord blood units are connected by a computer system that includes data on the tissue types stored in each bank. Transplant physicians and hospitals can enter a patient’s HSC tissue type into the computer system and identify cord blood units that provide a sufficient tissue matching to the patient. Once a matched cord blood unit is identified, the unit is shipped to our manufacturing facility. We then use our proprietary cell-expansion technologies to expand the HSC in the matched unit over the course of approximately three weeks. The enriched unit is then shipped to the transplant hospital through established medical product logistics companies for clinical use.

Our manufacturing processes comply with current good manufacturing practices, or cGMPs. We own all the intellectual property, know-how and trade secrets related to our manufacturing processes. We have also developed a delivery infrastructure for timely delivery of our product candidates across the United States, Europe and Israel, using a dedicated delivery contractor.

StemEx manufacturing for our phase II/III study was conducted in our in-house manufacturing facility as well as through third party contract manufacturers. Our in-house cGMP manufacturing facility is currently being renovated for the manufacturing of NiCord in the cryopreserved form. We expect that this facility will be completed by the third quarter of 2014, at which time we will manufacture NiCord for our future clinical trials.

We believe we will have sufficient capacity at our facility to manufacture clinical trial quantities of our product candidates. However, we will need a new facility in order to conduct commercial scale manufacturing for any product candidates that receive regulatory approval. Before we can begin commercial manufacture of any such product candidates, we must obtain regulatory approval of the manufacturing facilities we use and the processes and quality systems we employ. In addition, such facilities will be subject to ongoing inspection by the FDA and other regulatory authorities.

The design of our current GMP manufacturing facility was approved by the Israeli Ministry of Health. No audit is currently required for this facility because the facility is manufacturing only for Phase I/II clinical trials, and the Israeli Ministry of Health audits GMP facilities only when such facilities manufacture for Phase III clinical trials.

A European Qualified Person has audited Gamida Cell’s quality system according to the principles of EudraLex, Volume 4, Part I, Chapters 2 – 4, and Annex 1. The audit also assessed the compliance of our premises with ISO 14644-1 and ISO 14644-2 requirements. The audit concluded that our site is working according to a reliable quality system and did not detect any nonconformities.

Manufacturing by Lonza

We have an agreement with Lonza Walkersville Inc., or Lonza, for manufacturing NiCord. Pursuant to this agreement, Lonza has been manufacturing NiCord for our clinical trials according to an agreed-upon production plan. We expect to move all production and manufacturing operations to our Jerusalem headquarters by the third quarter of 2014, which is expected to eliminate our dependency on Lonza for manufacturing NiCord for our clinical trials. We can terminate our agreement with Lonza without cause by providing four months’ prior notice.

In the event that our manufacturing facility proves inadequate and we need to substitute another supplier in place of Lonza, we would need to find substitute suppliers that meet strict standards, set up new production facilities, transfer equipment, train employees, and take a variety of other actions to complete the substitution successfully, including obtaining regulatory approval.

Equipment from Miltenyi Biotec GmbH

We use commercial equipment from Miltenyi Biotec GmbH, or Miltenyi, that enables us to separate HSC from cord blood. We also purchase from Miltenyi readily available disposable materials for the separation process, as well as replacement parts and support. We do not have an agreement with Miltenyi for the provision of this equipment or materials. We intend to enter into a long-term supply agreement with Miltenyi before commercializing our product candidates. Although we believe adequate equipment is available from alternative suppliers, switching suppliers would require us to adjust our manufacturing process and obtain new approvals from the FDA and the EMA, all of which could involve delays and additional costs.

Sales and Marketing Infrastructure

We do not have a sales or marketing infrastructure. We intend to partner with one or more third parties to sell and market our product candidates after we receive marketing approval. If we are unable to partner effectively with a third party to develop a marketing infrastructure for our product candidates, we would be required to develop a marketing infrastructure on our own. Developing an internal sales and marketing infrastructure would be costly and no assurance can be given that we could do it effectively.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of treatments and products that may be similar to or competitive with our product candidates. There are a number of multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same indications as our product candidates. It is probable that the number of companies seeking to develop products and therapies for the treatment of unmet needs in these indications will increase. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we will be in obtaining approval for products and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product we may commercialize and may render our products obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our products.

We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic competition and the availability of reimbursement from government and other third-party payers.

HSC transplantation from cord blood in general may face additional competition from haplo-identical peripheral blood transplantation, another therapeutic approach currently being studied. This approach uses blood from a non-matched family related donor and is not currently regulated by the FDA. Companies like MolMed S.p.A. and Kiadis Pharma B.V. are developing technologies aiming to improve the clinical outcomes of haplo-identical transplantation.

Other companies are developing clinical-stage technologies and products that aim to improve the clinical outcomes of HSC transplantation from cord blood by expanding HSC from cord blood. These companies include Mesoblast Limited, Fate Therapeutics, Cellerant Therapeutics, and Novartis International AG.

License Agreements

We are conducting development activities to secure regulatory approval for our product candidates and to expand the commercial potential of our product candidates and our platform technologies. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file Biologic License Applications (BLAs) with the FDA and equivalent filings with other regulatory authorities. For the year ended December 31, 2013, and the year ended December 31, 2012, we incurred $2,602,000 and $2,292,000, respectively, of net research and development expenses.

Our clinical studies have been conducted at established medical institutions in the United States, Europe, and Israel. We entered into customary clinical trial agreements with each of these institutions. All clinical and nursing personnel were compensated entirely by their employer institutions. We do not have any other business relationship with any of the investigators.

We also entered into agreements with contract research organizations (CROs) that provide clinical trial assistance services. The clinical trial agreements involved predetermined study protocols. These clinical trial agreements are in customary form and provide financial support for personnel, equipment, laboratory tests, and filing during the clinical trial through payment to the research fund of the medical institution. We believe that the fees to be paid under these agreements are in accordance with the arms-length fair market value of the services to be provided to us. The agreements for clinical trials that have ended expired with the conclusion of those clinical trials and the finalization of the clinical study reports for those trials.

Agreement with Hadasit

On June 23, 1997, we executed a license and cooperation agreement with Hadasit Medical Research Services & Development Company, or Hadasit, which provided that Hadasit would take part in the development of a method to increase the number of HSC in culture while preserving their functionality as stem and progenitor cells. We financed the program that served as the framework for development of our copper chelator (TEPA) platform technology. The patents and other intellectual property related to this program are jointly owned by Hadasit and us. The agreement granted us exclusive worldwide rights to commercialize the intellectual property and other rights related to this technology. The term of the agreement was to be from execution until the last patent related to the intellectual property of the parties expired.

On June 6, 2006, we assigned our rights and obligations under the agreement with Hadasit to the Joint Venture with Teva.

Joint Venture with Teva Pharmaceuticals

In 2006, we entered into a joint venture with Teva, a publicly-traded international pharmaceutical company headquartered in Israel. The Joint Venture has global commercialization rights for StemEx. We hold a 50% stake in the Joint Venture, and Teva holds a 50% stake. We thus own 50% of StemEx as an asset.

In light of the study results of our Phase III historical-control trial of StemEx and feedback we received from the FDA regarding further clinical trials required for marketing approval of StemEx, we do not currently intend to further pursue development or commercialization of StemEx without a strategic partner. Neither the Joint Venture entity nor Teva holds any rights to any other Gamida Cell product candidates or technologies.

License Agreement for Growth Factors

On July 11, 2008, we contracted with a multinational biopharmaceutical company for a license to use several patents that belong to that company in the area of growth factors, which we used to produce StemEx. In exchange for advance payment in cash, shares of our company, and warrants to acquire shares of our company which have since expired without being exercised, the company provided us with a nonexclusive license to use several of these growth factors for production of StemEx only, which we sublicense to our Joint Venture with Teva. Consideration is also tied to certain milestones and royalties on sales of StemEx which will be paid as a one-digit percentage from the total net revenue.

Among other terms, the agreement stipulated that if we did not commercialize StemEx within five years from the date of the agreement in one of several countries listed in the agreement, then the licensor can cancel the license. Since we have not begun commercialization of StemEx within five years of that date, the licensor could cancel our license at any time. As of the date of this prospectus, the licensor has not indicated that it intends to cancel our license. Termination of the license would prevent us from continuing development of and marketing StemEx.

The agreement also provides the licensor with a right of first refusal for commercialization of StemEx, unless such commercialization is undertaken by Teva, and obligates us to make certain payments upon the occurrence of certain milestones related to StemEx.

On the same day we executed this license agreement, we transferred the license to the Joint Venture.

Grants from the Office of the Israeli Chief Scientist

 Our research and development efforts, during the period between 2003 and 2013, were financed in part through royalty-bearing grants that we and the Joint Venture received from Israel’s Office of the Chief Scientist (OCS) of the Ministry of Industry, Trade and Labor (now the Ministry of Economy) in the total amount of approximately $29M, for the development of our NAM technology and related products and projects, and of StemEx.  With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our product candidates. According to the OCS approvals, we are required to pay royalties from any income generated in connection with our product candidates up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2013, we have a contingent obligation to the OCS in the amount of $11,433,000, and the Joint Venture has a similar contingent obligation to the OCS in the amount of $22,814,000.

Regardless of any royalty payment obligations, we are further required to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development—1984, as amended (the “R&D Law”), with respect to those past grants. When a company develops know-how, technology, or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS and payment of transfer fees. Maximal transfer fees with respect to the transfer of know how are as follows: up to three times the value of the original grant when the OCS Research Committee is satisfied that the core research and development activity will remain in Israel, and up to six times the value of the original grant in the case of liquidation of activities in Israel. In addition, the OCS has the discretion to permit overseas manufacture in excess of the declared percentage (deviations of up to 10% do not require consent, but the OCS must be notified). Consent is contingent upon payment of additional royalties, at rates and subject to ceilings set out in the relevant regulations, up to three times the amount of the grants.

In addition to the OCS programs described above, we participated in a research consortium in which Israeli research institutions and high technology companies are members. This consortium is devoted to the development of generic technologies in the fields of biotechnology, agricultural biotechnology and pharmaceuticals. The OCS MAGNET program sponsors this consortium. Under the terms of the MAGNET program, the OCS contributes 66% of the consortium`s industry members’ research budget that the OCS approves and the consortium industry members contribute the remaining 34%. No royalties are payable to the OCS with respect to this funding.  Expenses in excess of the approved budget are borne by the consortium members. We have received under the MAGNET program grants in the total amount of $372,290.

In general, any member of a consortium that develops technology in the framework of a consortium retains the intellectual property rights to this technology and all other consortium members have the right to use and implement this technology without having to pay royalties to the developing consortium member, provided that the technology will not be transferred under any circumstances to any entity outside of the consortium. The terms of the program prohibit both the manufacture of products using technology developed in the context of the program outside of Israel and the transfer of technology developed under the program to any third party, without the prior written consent of the OCS and compliance with any applicable OCS or R&D law terms.

None of our Intellectual Property which is described in this prospectus was developed in the framework of the consortium, nor did we share with consortium members any Intellectual Property which is uniquely connected to our product candidates and projects.

Third-Party Reimbursement in the United States

Sales of biological products depend in significant part on the availability of coverage and adequate reimbursement by third-party payers in the United States and other countries. Third-party payers in the United States include state and federal government programs (including Medicare and Medicaid), managed care providers, pharmacy benefit managers and private insurance plans. Outside the United States, coverage will vary on a country by country basis. Decisions regarding the extent of coverage and amount of reimbursement to be provided for our products will be made on a plan-by-plan basis, and in some cases on a patient-by-patient basis, and will also depend on the outcomes of our clinical trials.

Currently, transplant procedures are typically covered by a lump-sum reimbursement to hospitals. In addition, cord blood cells are covered under a separate reimbursement code in some cases.

An ongoing trend has been for third-party payers, including the U.S. government, to apply downward pressure on the reimbursement of pharmaceutical products. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations tend to result in lower reimbursement for pharmaceutical products. We expect that these trends will continue as these payers implement various proposals or regulatory policies, and also in view of the recent health reform legislation that affect reimbursement of these products. There are currently, and we expect that there will continue to be, a number of federal and state proposals to implement controls on reimbursement and pricing, directly and indirectly. We intend to market our product candidates as having not only the potential to treat specific diseases safely and effectively, but also the potential to reduce the costs associated with the clinical care of transplant patients for blood cancers, hemoglobinopathies, and other orphan diseases.

Government Regulation

In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHS Act, and related regulations. Biological products are also subject to other U.S. federal, state, and local statutes and regulations, as well as non-U.S. statutes and regulations. The FDA and comparable regulatory agencies in U.S. state and local jurisdictions and in non-U.S. jurisdictions impose substantial requirements upon the clinical development, manufacture and marketing of biological products. These agencies regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, packaging, labeling, storage, distribution, record keeping, reporting, approval, advertising and promotion of our products. These requirements and regulations vary from country to country. Failure to comply with the applicable regulatory requirements at any time during the product development process, including during clinical testing, during the approval process, or after approval, in Israel, the United States and any other country in which we conduct our operations or sell our products may subject us to administrative or judicial sanctions.

Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon our activities. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that the FDA or any other regulatory agency will grant approvals for NiCord, CordIn, our NK cell product, StemEx or any future product candidates on a timely basis, if at all. The FDA’s policies and the policies of comparable regulatory authorities in other countries may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our current product candidates or any future product candidates or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or elsewhere.

Marketing Approval

The process required by the FDA before biological products may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory and animal tests according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to the FDA regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use or uses;

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submission to the FDA of a Biologic License Application, or BLA, for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA pre-approval inspection of manufacturing facilities where the biological product is produced to assess compliance with good manufacturing practices, or GMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products to prevent the introduction, transmission or spread of communicable diseases;

•	potential FDA audit of the nonclinical study sites and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA, which must occur before a biological product can be marketed or sold in the United States.

U.S. Biological Products Development Process

Before testing any biological product candidate in humans, the product candidate enters the nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLPs.

Prior to commencing the first clinical trial, the clinical trial sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an initial IND application. Some nonclinical testing may continue even after the IND application is submitted. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial and places the clinical trial on a clinical hold. In such case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. Further, an independent institutional review board, or IRB, for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. An IRB is charged with protecting the welfare and rights of study subjects and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA or IRB may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA or IRB authorization and then only under terms authorized by the FDA and IRB. Accordingly, we cannot be sure that submission of an IND application will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that will result in the suspension or termination of such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND and to the IRB.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap:

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Phase I—The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. These trials may also provide early evidence on effectiveness.

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Phase II—These trials are conducted in a limited number of patients in the target population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

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Phase III—Phase III trials are undertaken to provide statistically significant evidence of clinical efficacy and to further evaluate dosage, potency, and safety in an expanded patient population at multiple clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained, and are intended to establish the overall benefit-risk relationship of the investigational product, and to provide an adequate basis for product approval and labeling.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials may be required by the FDA as a condition of approval and are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA now has express statutory authority to require post-market clinical trials to address safety issues. All of these trials must be conducted in accordance with GCP requirements in order for the data to be considered reliable for regulatory purposes.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events; any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Phase I, Phase II, and Phase III clinical trials may not be completed successfully within any specified period, if at all. Regulatory authorities, a data safety monitoring board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Our ongoing and planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement with third-party clinical trial sites and their subsequent performance in conducting accurate and reliable trials on a timely basis;

•	obtaining IRB approval to conduct a trial at a prospective site;

•	recruiting patients to participate in a trial; and

•	supply of the biological product.

Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. To help reduce the risk of the introduction of adventitious agents with the use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

In order to obtain approval to market a biological product in the United States, a BLA must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety, purity and potency of the investigational biological product for the proposed indication. The application includes all data available from nonclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s manufacture and composition, and proposed labeling, among other things. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective beginning on October 1, 2013 and in effect through September 30, 2014, the user fee for an application requiring clinical data, such as a BLA, will be $2,169,100 for fiscal year 2014. PDUFA also imposes an annual product fee for biologics ($104,060 for fiscal year 2014), and an annual establishment fee ($554,600 for fiscal year 2014) on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMPs to assure and preserve the product’s identity, safety, strength, quality, potency, and purity, and biological product standards. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. For a human cellular or tissue product, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCPs. To assure GMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort. If the FDA determines the manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will require the facility to take corrective action and provide documentation evidencing the implementation of such corrective action. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCPs, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the BLA, and request additional testing or data. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy, or REMS, from manufacturers to ensure that the benefits of a biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the BLA submission. The need for a REMS is determined as part of the review of the BLA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the BLA approval, and in some cases may delay the approval date. Once adopted, REMS are subject to periodic assessment and modification.

After the FDA completes its initial review of a BLA, it will communicate to the sponsor that the biological product will either be approved, or it will issue a complete response letter to communicate that the BLA will not be approved in its current form. The complete response letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the applicant in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

The FDA may not grant approval of any or all of our product candidates on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The testing and approval process for a biological product usually takes several years to complete.

One of the performance goals agreed to by the FDA under PDUFA is to review 90% of standard BLAs in 10 months and 90% of priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal data may be extended by three months if the FDA requests or the BLA applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require Phase IV post-marketing clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in the imposition of new restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain and maintain, regulatory approval for NiCord, CordIn, or our NK cell product, or obtaining approval but for significantly limited use, would harm our business.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to facilitate the development and expedite the review of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition or disease and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biological may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012 also amended the FDCA to require FDA to expedite the development and review of a breakthrough therapy. A drug or biological product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug or biological product be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The period of patent term restoration is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of a BLA, plus the time between the submission date of the BLA and the approval of that application, provided the sponsor acted with diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office, or USPTO, in consultation with the FDA. A patent term extension is only available when the FDA approves a biological product for the first time.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, which was part of the Patient Protection and Affordable Care Act, or PPACA, signed into law on March 23, 2010. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference biological product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the reference product. On April 10, 2013, President Obama released his proposed budget for fiscal year 2014 and proposed to cut this twelve year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity for brand biological products due to minor changes in product formulation, a practice often referred to as “evergreening.” The first biological product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologic’s patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

FDA Post-Approval Requirements

Maintaining substantial compliance with applicable U.S. federal, state, and local, and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP. We currently rely, , on third parties for the production of clinical and commercial quantities of any products that we may commercialize until the transfer of production to our facilities in Jerusalem. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements, by us or our suppliers, may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, suspension or revocation of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMPs and other laws. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Labeling, Marketing and Promotion

The FDA closely regulates the labeling, marketing and promotion of biological products, including direct-to-consumer advertising, promotional activities involving the internet, and industry-sponsored scientific and educational activities. While doctors are free to prescribe any product approved by the FDA for any use, a company can only make claims relating to safety and efficacy of a biological product that are consistent with FDA approval, and the company is allowed to market a biological product only for the particular use and treatment approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety and risk information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions, potential civil and criminal penalties and exclusion from government healthcare programs.

Orphan Designation

We have been granted orphan designation in the United States and in the European Union for StemEx for the treatment of high risk hematological malignancies. We plan to apply for an orphan drug designation for NiCord in the United States and in the European Union.

Under the U.S. Orphan Drug Act, the FDA may grant orphan designation to biological products intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a biological product in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the applicant, as well as the name of the therapeutic agent and its designated orphan use, are disclosed publicly by the FDA. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a biological product that receives orphan designation is the first such product approved by FDA for the orphan indication, it receives orphan product exclusivity, which for seven years prohibits the FDA from approving another application to market the same product for the same indication. Orphan product exclusivity will not bar approval of another product under certain circumstances, including if the new product is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or if the company with the orphan product exclusivity is unable to meet market demand. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different. As a result, even in any indication for which any of our products has been granted orphan designation, the FDA can still approve different products for use in treating the same indication or disease covered by our product, which could create a more competitive market for us. Additionally, competitors may obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA first or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Orphan drug status in the European Union has similar, but not identical, benefits. Sponsors who obtain orphan designation benefit from a number of incentives, including protocol assistance, a type of scientific advice specific for designated orphan medicines, and market exclusivity once the medicine is on the market. Fee reductions are also available depending on the status of the sponsor and the type of service required. Sponsors must submit an annual report on development to the European Medicines Agency, or EMA, summarizing the status of development of the medicine. Applications for marketing authorization for designated orphan medicines are assessed by the Committee for Medicinal Products for Human Use (CHMP). Sponsors also need to submit an application for maintenance of the orphan designation in order to be eligible for the 10-year market exclusivity incentive.

Pediatric Research Equity Act

Under the Pediatric Research Equity Act, or PREA, a BLA or BLA supplement must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The intent of PREA is to compel sponsors whose products have pediatric applicability to study those products in pediatric populations, rather than ignoring pediatric indications for adult indications that could be more economically desirable. The FDA may grant deferrals for submission of data or full or partial waivers. By its terms, PREA does not apply to any biological product for an indication for which orphan designation has been granted, unless the FDA issues regulations saying otherwise. Because the FDA has not issued any such regulations, submission of a pediatric assessment is not required for an application to market a product for an orphan-designated indication.

Anti-Kickback and False Claims Laws

In the United States, the research, manufacturing, distribution, sale and promotion of biological products are potentially subject to regulation and oversight by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other federal, state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the Anti-Kickback Statute, as amended, the federal False Claims Act, as amended (the False Claims Act), the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to other federal and state laws including consumer protection and unfair competition laws.

As noted above, in the United States, we are subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the Anti-Kickback Statute, the False Claims Act, and other state and federal laws and regulations. The Anti-Kickback Statute makes it illegal for any person, including a biological product manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase or order of an item for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws and the potential for additional legal or regulatory change in this area, it is possible that our future sales and marketing practices or our future relationships with physicians might be challenged under anti-kickback laws, which could harm us. Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we plan to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject.

The False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including biological products, that are false or fraudulent. Although we likely would not submit claims directly to payers, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party coverage and reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the False Claims Act and certain states have enacted laws modeled after the False Claims Act.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information as well as preclude certain marketing expenditures. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, beginning in August 2013, a similar federal requirement will require manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

Patient Protection and Affordable Health Care Act

In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively PPACA, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers in the United States. The fees, discounts and other provisions of this law are expected to have a significant negative effect on the profitability of pharmaceuticals.

Many of the details regarding the implementation of PPACA are yet to be determined, and at this time, it remains unclear the full effect that PPACA would have on our business.

Corruption Laws

The U.S. Foreign Corrupt Practices Act and similar anti-corruption laws of other countries generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage. In recent years, there has been a substantial increase in the global enforcement of anti-corruption laws. Our non-U.S. operations and our expansion into additional countries outside the United States, including in developing countries, could increase the risk of such violations. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business, and could adversely affect our reputation, business and results of operations or financial condition.

Israel

Environmental Permit

We have received a permit from the Israeli Ministry for Environmental Protection for the handling and shipment of environmental toxins, subject to periodic inspection by the Ministry. This permit is valid through July 25, 2014.  We estimate that the expenses required in order to meet these requirements will not be material.

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Ministry of Health’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

Other Regulations

We are subject to numerous Israeli and U.S. federal, state, and local laws and laws of other jurisdictions in which we conduct operations, relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

We currently have 32 full-time employees, including 26 in research and development. Most of our employees have advanced degrees (mostly B.Sc. or M.Sc.) as well as six researchers with a PhD and/or MD. We consult with leading experts regarding the scientific and clinical aspects of our activities and convene an advisory board ad hoc as needed. We believe that we maintain good relations with all of them.

As of December 31, 2013, we had 32 employees, of whom 12 were employed in research and development, 7 in production and quality assurance, 5 in clinical and regulatory affairs, 1 project manager, and 6 in finance and administration in addition to our chief executive officer. As of December 31, 2012, we had 38 employees, of whom 14 were employed in research and development, 7 in clinical and regulatory affairs, 2 project managers, 6 in finance and administration, and 9 in production and quality assurance. As of December 31, 2011, we had 38 employees, of whom 14 were employed in research and development, 7 in clinical and regulatory affairs, 2 project managers, 6 in finance and administration, and 8 in production and quality assurance. All of our employees are based in Israel.

We and our Israeli employees are not parties to any collective bargaining agreements. However, in Israel we are subject to certain Israeli labor laws, regulations, and national labor court precedent ruling, as well as certain provisions of certain collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreements' provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement, and as they are in effect from time to time with respect to our Israeli employees. Generally, we provide our employees with benefits and working conditions beyond the legally required minimums.

Israeli law generally and applicable extension orders require severance pay upon the retirement or death of an employee or termination without due cause, payment to pension funds or similar funds in lieu thereof and require us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for mandatory health insurance.

Substantially all of our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non-competition undertakings is limited by Israeli law.

To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

During the years ended December 31, 2013, 2012 and 2011, we did not employ a significant number of temporary employees.

Property and Facilities

Our headquarters is currently located in Jerusalem, Israel and consists of approximately 1,236 square meters of leased office space under a lease that expires in June 30, 2015, with an option for extension of an additional five years. We believe that our existing facilities are adequate to meet our current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees, and directors as of the date of this prospectus. Unless otherwise noted below, the address for each of our directors and executive officers is c/o Gamida Cell Ltd., 5 Nahum Hafzadi Street, Jerusalem 95484, Israel.

Name	Age	Position
Ruben Krupik		Chairman of the Board of Directors
Dr. Yael Margolin		President and Chief Executive Officer, Director
Naftali Brikashvili		Chief Financial Officer
Mordechay Zisser		Director
Dr. Hadar Ron		Director
Tony Peled		Chief Scientific Officer and Vice President of Research & Development
Dorit Harati		Vice President of Quality Assurance
Dr. David Snyder		Vice President of Clinical and Regulatory Affairs

The Company intends to add two additional members to our board of directors promptly after the closing of this offering. These directors will be “independent directors” and “external directors” as contemplated by the NASDAQ Listing Rules and Israeli law, respectively. The Company will also establish an Audit Committee and form a new Compensation Committee immediately following consummation of this offering.

Ruben Krupik — Chairman of the Board of Directors

Ruben Krupik has served as a director of Gamida Cell since 2004, and as Chairman of our Board of Directors since July 2004. He is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (CBI), an Israeli public holding company and shareholder of Gamida Cell specializing in investment in biotechnology and medical device companies. Mr. Krupik has served as the Chief Executive Officer of ARTE Venture Group Ltd., a management investment firm, since 2003. Mr. Krupik also currently serves as chairman and board member on the boards of directors of several Israeli companies, including CureTech Ltd., MediWound Ltd., and Andromeda Biotech Ltd. He previously served as Chairman of BioCancell Therapeutics from 2011 to 2012 and D-Pharm Ltd. from 2003 to 2012, and served on the board of directors of BioCancell Therapeutics, Inc. from 2011 to 2012. From 1982 to 1990, Mr. Krupik held several senior positions at Tadiran Telecommunication Group where he accrued extensive experience in high-tech management. Mr. Krupik holds an LL.B. from Tel Aviv University and a B.A. in economics and political science from the Hebrew University of Jerusalem. We believe that Mr. Krupik’s extensive experience in business, management and investments in the pharmaceutical industry qualifies him to be a director and Chairman of the Board of Directors of our company.

Yael Margolin — President & Chief Executive Officer

Dr. Yael Margolin is the president and Chief Executive Officer of Gamida Cell and has served on the board of directors of Gamida Cell since 2005. From 1998 to 2004, Dr. Margolin served as vice president of Denali Ventures LLC, a venture capital firm, where she specialized in investments in pharmaceutical and biotechnology companies. From 1991 to 1998, Dr. Margolin worked at Teva, where she was responsible for new product initiatives, evaluation of investment opportunities for the R&D division, and multiple drug development programs. Dr. Margolin holds a Ph.D. in Biology from the Weizmann Institute of Science and was a post-doctoral associate at the Yale University School of Medicine. Dr. Margolin was chosen to serve as president and Chief Executive Officer of Gamida Cell on the basis of her extensive experience in diverse aspects of the biotechnology industry. These qualifications, as well as her role as Chief Executive Officer of our company, were the basis for choosing her to serve as a director of Gamida Cell.

Naftali Brikashvili — Chief Financial Officer

Naftali Brikashvili has served as Chief Financial Officer of Gamida Cell since 2008 after serving as Finance Manager of Gamida Cell since April 2000. From January 1996 to December 1996 Mr. Brikashvili served as the finance manager at Donna Engineering and Construction and from January 1997 to December, 1999 as the finance manager at Mertens Hoffman Software & Logistics. Mr. Brikashvili holds a B.A. in accounting & economics from the Hebrew University of Jerusalem and an LL.M. degree from Bar Ilan University. Mr. Brikashvili earned his CPA license in 1996.

Mordechay Zisser — Director

Mordechay Zisser has served as a director of Gamida Cell since January 2002. Mr. Zisser also serves as executive president of Elbit Imaging, where he chaired the board of directors from 1999-2009. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983. Mr. Zisser has also served as Executive Chairman of the board of directors of Plaza Centers since October 2006. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” guest home for children with cancer. Mr. Zisser was chosen to serve as a director of Gamida Cell on the basis of his vast business experience, including venture capital investments in the hi-tech, medical and bio-technology industries.

Hadar Ron — Director

Dr. Hadar Ron has served as a director of Gamida Cell since 2006. Dr. Ron is the managing director of Israel Healthcare Ventures, Ltd. (IHCV), a venture capital fund focused on investing in Israeli and Israel related companies in the field of medical devices, biotechnology, pharmaceutical and medical-related IT. She has served as a member of boards of directors of the following medical companies: Syneron Medical Ltd., OrSense Ltd., GI View Ltd., Gamida Cell Ltd., Home Skinovations Ltd., Argo Medical Technologies Ltd., Optonol Ltd., Ikonisys Inc. and others. Dr. Ron holds M.D. and LL.B. degrees from Tel Aviv University and studied at the School of Business Administration at Tel Aviv University and in advanced courses at Boston University School of Medicine. Dr. Ron was chosen to serve as a director of Gamida Cell on the basis of her extensive legal, medical, and business experience in the fields of healthcare and venture capital investments.

Tony Peled — Chief Scientific Officer and Vice President of Research & Development

Tony Peled has served as Chief Scientific Officer and Vice President of Research & Development at Gamida Cell since 2007. Ms. Peled has assisted with research and development activities leading to Gamida Cell’s key patents, and is leading the development of Gamida Cell’s various novel technologies and pipeline of products. Prior to founding Gamida Cell, she was a scientist at the Hematology Department, Hadassah University Hospital, Jerusalem, Israel and has 15 years of experience in hematopoiesis and stem cell research. Ms. Peled holds a M.Sc. in Biology from the Hebrew University of Jerusalem.

Dorit Harati — Vice President, Quality Assurance

Dorit Harati has served as Vice President for Quality Assurance at Gamida Cell since 2008. Ms. Harati has 25 years of experience in the pharmaceutical and biotechnology industries. Prior to joining Gamida Cell, Ms. Harati served as the director of the quality control laboratories at Perio Products Ltd., a pharmaceutical company, from 1989 to 2000. Ms. Harati holds a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

David Snyder — Vice President, Clinical Development and Regulatory Affairs

David Snyder has served as Vice President for Clinical and Regulatory Affairs at Gamida Cell since 2008. Dr. Snyder has served on the senior management teams of international pharmaceutical and biotechnology companies in the United States and Israel. Dr. Snyder earned a Ph.D. in medical biochemistry from the Hebrew University of Jerusalem and performed his post-doctoral work in neurobiology at Duke University.

Arrangements Concerning Election of Directors; Family Relationships

Our Articles of Association in effect prior to the consummation of this offering provide that each holder of 15% or more of our issued share capital has the right to appoint one director to our board of directors. Pursuant to this provision, Elbit Cord Blood Limited Partnership, Clal Biotechnology Industries Ltd.,and Israel Healthcare Ventures 2 LP Incorporated appointed Mordechay Zisser, Ruben Krupik, and Hadar Ron, respectively.

There are no family relationships among our executive officers and directors.

Corporate Governance Practices

As an Israeli company issuing shares to the public, we are subject to various corporate governance requirements under Israeli law relating to such matters as the election of external directors, and the appointment of an audit committee, a compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market and applicable provisions of U.S. securities laws to which we are subject. Under the Listing Rules of the NASDAQ Stock Market, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the NASDAQ Stock Market, except for certain matters, including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. For further information, see “Risk Factors—Risks Related to an Investment in Our Ordinary Shares” and “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices.”

Board Practices

Board of Directors

Under the Israeli Companies Law, our Board of Directors is responsible for our strategy and policies and for oversight over our business. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with her. All other executive officers are appointed by our Chief Executive Officer, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Currently, our Board of Directors consists of four directors. Under our amended and restated articles of association, which will be effective upon the consummation of this offering and which we refer to as our “amended and restated articles of association”, our Board of Directors must consist of no less than 4 and not more than 7 directors, including at least two external directors required to be appointed under the Israeli Companies Law. We intend that upon consummation of this offering our Board of Directors will consist of 7 directors, including two external directors who will be appointed to our Board of Directors with the intent of proposing their nomination to our shareholders for ratification as external directors. We have only one class of directors. Our amended and restated articles of association will include a provision which provides that our Chief Executive Officer shall be a director, ex-officio.

Other than external directors, for whom special election requirements and terms of office apply under the Israeli Companies Law as detailed below, and our Chief Executive Officer who shall serve as a director ex-officio as set forth in our amended and restated articles of association, our directors shall each be elected at a general meeting of our shareholders and serve for a term of roughly one year. Directors so elected may nevertheless be removed prior to the end of their term by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, all in accordance with the Israeli Companies Law and our amended and restated articles of association. The service of our Chief Executive Officer as a director of the Company shall cease when such service as Chief Executive Officer ceases.

In addition, our amended and restated articles of association will allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on our Board of Directors, for a term of office which shall continue until the next annual meeting following his or her appointment. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms (or more) under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See below under “External Directors”.

In accordance with the exemption available to foreign private issuers under NASDAQ rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors, and instead, follow Israeli law and practice, in accordance with which our Board of Directors (or a committee thereof or a certain number of directors serving thereon) is authorized to recommend to our shareholders director nominees for election. Under the Israeli Companies Law and our amended and restated articles of association, nominations for directors may also be added to the agenda of a future general meeting, upon the request of any one or more shareholders holding at least one percent (1%) of our outstanding voting power. Furthermore, under the Companies Law, any one or more shareholders holding, in the aggregate (i) 5% of our outstanding shares and 1% of our outstanding voting power or (ii) 5% of our outstanding voting power, may request the Board of Directors to summon a general meeting in order to nominate one or more persons for election as directors at a special meeting. However, any such shareholder may make such a nomination only if a written notice of such shareholders’ intent to make such nomination has been given to the chairman of the board (or, if we have no such chairman of our Board of Directors, our chief executive officer). Any such notice must include certain information we are required under the Israeli Companies Law to provide to our shareholders, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

In addition to its role in making director nominations, under the Israeli Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the Company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our Board of Directors will, prior to consummation of this offering determine the required number of directors with such expertise, and will identify the board members who have such expertise.

External Directors

Under the Israeli Companies Law, a company whose shares are publicly traded, including on the NASDAQ Capital Market, is required to include on its board of directors at least two members elected to serve as external directors. We intend to nominate two external directors prior to the consummation of this offering, subject to ratification at a meeting of our shareholders to be held no later than three months following the completion of this offering.

The Israeli Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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the majority voted in favor of election includes a majority of the shares held by non-controlling parties who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling party) that are voted at the meeting, excluding for such purpose any abstentions. We refer to this majority as a disinterested majority; or

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the total number of shares held by non-controlling disinterested shareholders (as described in the previous bullet-point) that voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the Company.

The term controlling party is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is in any case deemed to be a controlling party if the shareholder holds 50% or more of the means of control, which include the right to vote at a shareholders meeting and the right to appoint the directors of a company or its general manager. In connection with approval procedures of certain extraordinary and interested party transactions, as well as corporate approval of executive compensation, by shareholders, any shareholder (or group of shareholders having interest in the same matter being brought for approval) who holds in the aggregate 25% or more of the means of control if no other shareholder holds more than 50% of the voting rights, is deemed a controlling party.

The term personal interest is defined in the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the mere holding of shares in a company or in a body corporate.

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional three year terms, provided that either (i) (1) her or his service for each such additional term is recommended by one or more shareholders holding in aggregate at least one percent (1%) of the Company’s voting rights and is approved at a shareholders meeting by a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling party) that are voted at the meeting, excluding for such purpose any abstentions, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the Company, and (2) the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company; or (ii) her or his service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same non-controlling and disinterested majority required for the initial election of an external director (as described above). The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as possible to appoint a replacement external director. Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee must each include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than compensation and reimbursement of expenses pursuant to applicable regulations promulgated under the Companies Laws. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling party of a company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other prohibited relationship with a company, with any person or entity who is a controlling party of a company at the date of appointment or a relative of such person, or with any entity controlled, during the two years preceding the date of appointment as an external director, by a company or a controlling party of a company; or (b) in the case of a company with no controlling party, any affiliation or other prohibited relationship with a person serving, at the date of appointment as external director, as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

The term relative is defined under the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

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service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to be nominated to serve as an external director following the initial public offering.

The term office holder is defined under the Israeli Companies Law as the general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director, or a manager directly subordinate to the general manager. This term would include each of our executive officers.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation for his or her role as a director, other than compensation paid or given in accordance with Israeli Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with any direct or indirect benefit by the Company, its controlling party or any entity under its controlling party’s control. This includes appointment as an office holder of the Company or a company controlled by its controlling party, employment as an employee, or receipt of professional services for consideration, either directly or indirectly, including through a corporation in his or her control. These restrictions extend for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors, who are not controlling parties or relatives thereof, are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, in such a manner which allows him or her to understand the financial statements of the Company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public service, (ii) an academic degree or has completed other higher education, in the main field of business of the Company or a field relevant for the position, or (iii) at least five years of experience as one of the following, or at least five years accumulated experience as two or more of the following: (a) a senior officer in the business management of a company with a significant volume of business, (b) a senior public officer or senior position in the public service, and (c) a senior position in the Company’s main line of business.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of our Board of Directors. Our Board of Directors has appointed Ruben Krupik to serve as Chairman of our Board of Directors.

Board Committees

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including each of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the Chairman of the Board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling party or to any entity controlled by a controlling party, any director whose main livelihood is dependent on a controlling party, nor a controlling party or a relative thereof.

Under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director, classified as an “unaffiliated director” by the Company, who meets the following criteria:

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he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which requirement does not in any event apply to external directors at public companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications, and the audit committee of the company confirmed such qualifications with respect to the proposed unaffiliated director; and

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he or she has not served as a director of the Company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to be assured that the accountants are independent of management.

Under the Israeli Companies Law, the role of our audit committee is: (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis) (see “Corporate Governance Practices—Approval of Related Party Transactions under Israeli Law”); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such transactions are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee,  or whomever it designates for this purpose, in accordance with criteria determined by the audit committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company’s size and special needs, and to review his annual plan and approve it should the Company's articles of association require the approval of the Board for such plan; (vi) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (vi) to set procedures for handling of complaints made by Company’s employees in connection with management deficiencies and the protection to be provided to such employees.

Our Audit Committee will also approve our financial statements in accordance with NASDAQ rules. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee’s members are present including at least one external director, the majority of which are unaffiliated directors, and it further complies with the committee composition set forth above.

Audit Committee—Charter

Our Board of Directors intends to adopt an audit committee charter immediately following consummation of this offering that will set forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as subjecting the audit committee charter to the requirements under the Israeli Companies Law, as described below.

Audit Committee—NASDAQ Requirements

Under the NASDAQ Marketplace Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent directors and financially literate, and one of whom has accounting or related financial management expertise.

Compensation Committee

We chose to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market with respect to the determination of the compensation of our Chief Executive Officer and other executive officers, and, in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors), we will have a compensation committee in compliance with the Israeli Companies Law. See “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices.” However, all of the current members of our compensation committee are independent.

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including each of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company’s securities are traded. Other than the external directors, the rest of the members of the compensation committee shall be directors who will receive compensation for their role as directors only in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling party or to any entity controlled by a controlling party, any director whose main livelihood is dependent on a controlling party, nor a controlling party or a relative thereof.

We intend to form and name the composition of our Compensation Committee following the consummation of this offering,

Under the Israeli Companies Law, our compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of an executive compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy, which we refer to as the “compensation policy”, and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve transactions with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Under the Israeli Companies Law, a company’s compensation policy must generally serve as the basis for corporate approvals with respect to the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

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the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

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as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

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the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

Compensation Committee—Charter

Our board of directors will adopt a compensation committee charter immediately following consummation of this offering setting forth the responsibilities of the committee, subjecting the compensation committee charter to the requirements under the Israeli Companies Law, as described above.

Compensation Committee—NASDAQ Requirements

Upon consummation of this offering, a majority of the members of our Board of Directors will be independent under the listing standards of the NASDAQ Capital Market.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, as director nominees are presented by our Board of Directors to our shareholders based upon the nominations made by the Board of Directors itself. We intend to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market from the NASDAQ listing requirements related to independent director oversight of nominations to our Board of Directors and the adoption of a formal written charter or board resolution addressing the nominations process. See “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices.”

We do not have service contracts with any of our directors, except for our Chief Executive Officer, Dr. Yael Margolin. Please see “Certain Relationships and Related Party Transactions—Agreements and Arrangements with, and Compensation of, Directors and Executive Officers” for a summary of these agreements.

Internal auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the Company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the Company;

•	an office holder (including a director) of the Company (or a relative thereof); or

•	a member of the Company’s independent accounting firm, or anyone on his or her behalf.

NASDAQ Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares on the NASDAQ Capital Market, we are required to comply with the Listing Rules of the NASDAQ Stock Market. Under those Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Listing Rules of the NASDAQ Stock Market for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of the NASDAQ Stock Market, we have elected to follow the provisions of the Israeli Companies Law, rather than the Listing Rules of the NASDAQ Stock Market, with respect to the following requirements:

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Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of the NASDAQ Stock Market, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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Nomination of our directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy or our CEO who will serve as a director ex-officio, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. See “Management—Board Practices—Board of Directors.” The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Listing Rules of the NASDAQ Stock Market. Nominations may also be made by one or more of our shareholders, as will be provided in our amended and restated articles of association, or under the Israeli Companies Law.

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Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Listing Rules of the NASDAQ Stock Market with respect to the Chief Executive Officer and all other executive officers.

Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in accordance with the compensation policy which will be approved by our shareholders or, in special circumstances deviating from that policy, taking into account certain considerations stated in the Israeli Companies Law.

Shareholder approval is generally required for office holder compensation in any of the following events: (i) approval by our Board of Directors and our Compensation Committee is not consistent with our compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling party of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed two percent (2%) of the voting rights in our company.

Additionally, approval of the compensation of a director, or an executive officer who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy or a special majority as set forth above if the proposed compensation for the director is inconsistent with our compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director or a controlling party) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our Compensation Committee may exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling party is for a period extending beyond three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

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Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Israeli Companies Law, as described above under “Management—Board Practices—External Directors”. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Listing Rules otherwise require.

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Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their office or with respect to their indemnification, exemption and insurance (whether as directors or in any other position that they may hold in the company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling parties of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law—Personal Interests of Controlling Parties”, and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law—Personal Interests of Controlling Parties”. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive officers and directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the Company. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position, and all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the Company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the Company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the Company;

•	refrain from exploiting any business opportunity of the Company to receive a personal gain for himself or herself or others; and

•	disclose to the Company any information or documents relating to the Company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder of a company promptly disclose to the company any personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s mere ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the person for whom he or she holds a proxy even if such person itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such office holder in a transaction that is not considered an extraordinary transaction. An extraordinary transaction is defined as a transaction which is any of the following: other than in the ordinary course of business; otherwise than on market terms; or that is likely to have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction that is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the Company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve such a transaction if it is not for the benefit of the Company or that such action is not performed by the office holder in good faith. Approval first by the Company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction in which an office holder has a personal interest. Arrangements regarding the compensation, indemnification or insurance of an office holder require the approval of the compensation committee, board of directors and, in certain circumstances, the shareholders, in that order, as described above under “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices—Compensation of officers” and “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices—Shareholder approval”.

Generally, except with respect to non-extraordinary transactions, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present, but not vote on, the transaction that is subject to approval. Generally, if a majority of the members of the audit committee and/or the board of directors has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of a personal interest is also required of a person holding 5% or more of the Company’s issued and outstanding capital and/or its voting rights, whose holdings will increase as result of a private placement submitted for approval whereby (i) 20% or more of the company’s outstanding share capital prior to the placement is offered; and (ii) the payment for which is not only in cash or in tradable securities registered in a stock exchange, or that is not at market terms; or of a person that as a result of such private placement will hold 5% or more of the Company’s issued and outstanding capital and/or its voting rights; or of a person that as a result of such private placement will become a controlling party.

Personal Interests of Controlling Parties

The disclosure requirements regarding personal interests that apply to directors and other office holders also apply to controlling parties, as defined below. The Israeli Companies Law requires a special approval procedure for (1) extraordinary transactions with controlling parties, (2) extraordinary transactions with a third party where a controlling party has a personal interest in the transaction, and (3) any transaction with the controlling party or the controlling party’s relative regarding terms of service provided directly or indirectly (including through a company controlled by the controlling party) and terms of employment (for a controlling party who is not an office holder). A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling, parent, or the spouse of any of the foregoing.

Such extraordinary transactions with controlling parties require the approval of the audit committee or the compensation committee, as applicable, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company (not including abstentions), provided that either:

•	the majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting, vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the aggregate voting rights in the company.

Any shareholder participating in the vote on approval of an extraordinary transaction with a controlling party must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

Further, extraordinary transactions with controlling parties, extraordinary transactions with a third party where a controlling party has a personal interest in the transaction, or transactions with a controlling party or his or her relative concerning terms of service or employment need to be re-approved once every three years, provided however, that with respect to extraordinary transactions with controlling parties or extraordinary transactions with a third party where a controlling party has a personal interest in the transaction, the audit committee may determine that the duration of the transaction in excess of three years is reasonable given the circumstances related thereto.

In accordance with regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling party or controlling parties are exempt from the shareholder approval requirements. However, such exemptions will not apply if one or more shareholders holding at least 1% of the issued and outstanding shares or voting rights, objects to the use of these exemptions in writing not later than 14 days from the date the company notifies its shareholders of the adoption by the relevant corporate bodies of the resolution regarding the transaction without shareholder approval in reliance of such exemption.

In addition, the approval of the audit committee, followed by the approval of the board of directors and the shareholders, is required in order to effect a private placement of securities, in which either (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which is not only in cash or in tradable securities registered in a stock exchange, or that is not at market terms, and which will result in an increase of the holdings of a shareholder that already holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling party in the company.

A “controlling party” is defined in the Companies Law for purposes of the provisions governing related party transactions and office holder compensation as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company. Any two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same such transaction, shall be deemed to be one holder with respect thereto.

Arrangements regarding the terms of engagement and compensation of a controlling party who is an office holder, and the terms of employment of a controlling party who is an employee of the Company, require the approval of the compensation committee, board of directors and, generally, the shareholders, in that order, as described under “NASDAQ Listing Rules and Home Country Practices—Compensation of officers”.

Shareholder Duties

Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in his or her voting in the general meeting of shareholders on any amendment to the articles of association, an increase of the company’s authorized share capital, a merger or an approval of interested party transactions which require shareholders’ approval, as well as a general duty to refrain from discriminating against other shareholders.

In addition, any controlling party, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of this duty is tantamount to a breach of contract.

Exemption, Insurance and Indemnification of Directors and Officers

Office Holders’ Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the articles of association allow it to do so. Our amended and restated articles of association will include provisions which will allow us to exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) to the fullest extent permitted by law.

Office Holders’ Insurance

Our amended and restated articles of association immediately following consummation of this offering will provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder for any act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

•	a breach of his or her duty of care to the Company or to another person;

•
a breach of his or her duty of loyalty to the Company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the Company’s interests; and

•	a financial liability imposed upon him or her in favor of another person.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, we may also enter into a contract to insure an office holder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or payment required to be made to an injured party, pursuant to certain provisions of the Securities Law.

Office Holder’s Indemnification

Our amended and restated articles of association will provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows (which is the fullest extent provided by Israeli law):

•
a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual Company operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances, provided, that such event, sum or criterion shall be detailed in the undertaking;

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority which concluded without the filing of an indictment against him or her and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments required to be made to an injured party, pursuant to certain provisions of the Securities Law.

Limitations on Exemption, Insurance, and Indemnification

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, except that the company may enter into an insurance contract or indemnify an office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless it was committed only negligently;

•	any act or omission done with the intent to derive an illegal personal gain; or

•	any fine, monetary sanction, penalty, or forfeit levied against the office holder.

In addition, under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must generally be approved by our compensation committee and our board of directors and, with respect to an office holder who is chief executive officer or a director, also by our shareholders, as described above under “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices—Compensation of officers”.

Our amended and restated articles of association will permit us to exempt, indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law.

We intend to obtain directors’ and officers’ liability insurance for the benefit of our office holders. In addition, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We intend to include such matters in the compensation policy to be presented to the shareholders for approval within nine months of the completion of the initial offering as required under Israeli law, and, subject to receipt of required corporate approvals, to continue to enter into such indemnification agreements with our office holders and to maintain such insurance coverage, and pay all premiums thereunder, to the fullest extent permitted by the Israeli Companies Law and Israeli Securities Law.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics will be posted on our website at www.gamida-cell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any future amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to Item 16B.

Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid by us to our directors and executive officers with respect to the year ended December 31, 2013 was approximately $946,000. This amount includes approximately $60,000  set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

As of December 31, 2013 options to purchase 497,120 shares were issued to our executive officers and directors, under our all option plans, all of which were vested.

We do not have written agreements with any director providing for benefits upon the termination of his or her tenure in our company, except for the employment agreement with our CEO, which provides for certain benefits as described below, in connection with her termination of employment as our CEO.

Employment Agreements with Executive Officers; Consulting and Directorship Services Provided by Directors

We have entered into written employment agreements with our executive officers. These agreements contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable Israeli employment laws, we may not be able to enforce (either in whole or in part) any covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. Please see “Risk Factors—Risks Related to Our Intellectual Property” for a further description of the enforceability of non-competition clauses. See “Certain Relationships and Related Party Transactions—Agreements and Arrangements with, and Compensation of, Directors and Executive Officers” for additional information.

2003 Israeli Share Option Plan

As of December 31, 2013, a total of 1,353,231 shares were reserved for issuance under our 2003 Plan and options to purchase 564,520 shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 564,520 shares were vested as of December 31, 2013 with a weighted average exercise price of 3.56 per share.

Our 2003 Plan, which was adopted by our Board of Directors on July 23, 2003, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants any other entity which the board shall decide their services are considered valuable to the Company.

The 2003 Plan is administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2003 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance.

Options granted under the 2003 Plan to Israeli employees may be granted under the capital gains track of Section 102 of the Ordinance or under the ordinary income option under Section 102 of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling parties and are considered Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling parties may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track”. However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2003 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Under our 2003 Plan, options that are not exercised within seven years from the grant date expire, unless otherwise determined by the Board or its designated committee, as applicable. In case of termination for reasons of disability (as defined in the Plan), retirement (as defined in the Plan), or death, the grantee or his legal successor may exercise unexpired valid options that have vested prior to termination within a period of twelve months from the date of such termination. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her unexpired, valid, vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then any outstanding option shall be assumed, or an equivalent option shall be substituted, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, ten days prior to the effective date of the merger or consolidation and for a period of ten days thereafter.

Certain Relationships and Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Financing Transactions

Since our founding, we have raised capital through multiple rounds of financing. Between 1998 and 2013, we raised capital through sales of our ordinary shares, Series A, B, C, D, and E preferred shares, and convertible notes. Several of these financing transactions are described in more detail below.

2011 Convertible Bridge Financing. In October 2011, we received a convertible bridge loan in the aggregate principal amount of $4,000,000 pursuant to a convertible bridge financing agreement between us and the following lenders, which were also existing shareholders of the Company at the time of such financing:

Lender	Financing amount ($)
Bio Medical Investment (1997) Ltd.	2,031,415
Israel Health Care Ventures 2 L.P. Incorporated	1,731,938
Vintage Venture Partners L.P.	22,845
Vintage Venture Partners (Parallel), L.P.	5,395
Vintage Venture Partners (Israel), L.P.	9,917
Goldwasser Investments Ltd.	84,007
Federmann Enterprises Ltd.	16,315
Paramar Limited	24,975
Benad Goldwasser	15,993
Ariel Landau	44,779
Meir Riba	10,000
Elie Zilkha	2,120
Meir Shannie	302
TOTAL	4,000,000

The loan amount bore interest at the rate of 8% per year, compounded annually, until March 31, 2012, and 12% per year thereafter. The aggregate outstanding principal amount and the interest thereon computed through May 13, 2012 was converted into Series E-1 Preferred Shares of the Company as part of the May 2012 Series E Preferred Share Purchase Agreement (discussed below), at a 20% discount from the purchase price paid by investors under the Series E Share Purchase Agreement, to the full discharge of our obligations under the convertible bridge financing agreement. Each Series E preferred share will convert into one ordinary share upon the closing of this offering.

May 2012 Series E Preferred Share Purchase Agreement. On May 14, 2012, we closed the Series E Preferred Share Purchase Agreement, pursuant to which we sold an aggregate of 571,478 series E-1 preferred shares at a price of $7.33, and an aggregate of 655,021 series E-2 preferred shares at a price of $9.16 per share and issued warrants to purchase up to an aggregate of 556,165 series E-2 preferred shares with an exercise price of $9.16 per share, which shall expire immediately prior to the closing of this offering. Each Series E preferred share will convert into one ordinary share upon the closing of this offering.

January 2014 Series E-2 Equity Financing. On January 14, 2014, we issued additional series E-2 preferred shares on the same terms that applied under the May 2012 Series E Preferred Share Purchase Agreement, as follows:

Investor	Financing amount	E-2 shares issued	Warrants issued
Israel Healthcare Ventures 2 LP Incorporated (IHCV II)	$660,000	72,052	36,026

Clal Biotechnology Industries Ltd.	$1,000,000	109,170	54,585

Elbit Cord Blood Limited Partnership	$1,000,000	109,170	54,585

Auriga Ventures	$240,000	26,201	13,100

The following table sets forth the number of ordinary shares resulting from conversion upon the closing of this offering of preferred shares held by entities which, as of the date of this prospectus, beneficially own more than 5% of our ordinary shares, assuming the conversion of all of outstanding preferred shares:

Number of ordinary shares resulting from the conversion preferred shares

Israel Healthcare Ventures 2 LP Incorporated (IHCV II)	_____
Clal Biotechnology Industries Ltd.	_____
Elbit Cord Blood Limited Partnership	_____
Denali Ventures LLC	_____
Teva Pharmaceutical Industries Ltd.	_____
Auriga Ventures	_____

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Please see the section of this prospectus titled “Risk Factors—Risks Related to Our Intellectual Property” for a further description of the enforceability of non-competition clauses.

Indemnification Agreements

Our amended and restated articles of association will permit us to exempt, indemnify, and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law and Securities Law. We will enter into indemnification agreements with each of our directors and other office holders, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have also obtained Directors & Officers insurance for each of our officers and directors. For further information, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

Agreements with Gamida Cell – Teva Joint Venture

On June 5, 2005, we established a separate Israeli corporate entity called “Gamida Cell Holdings Ltd.” (the “Joint Venture”), for the purpose of entering into a joint venture with Teva for the commercialization of StemEx. We then entered into a series of agreements with the Joint Venture and with Teva. In light of the study results of our Phase III historical-control trial of StemEx and feedback we received from the FDA regarding further clinical trials required for marketing approval of StemEx, we do not currently intend to further pursue development or commercialization of StemEx without a strategic partner.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our ordinary shares as of _____ by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after _____ are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on _____ shares outstanding on _____. The number of ordinary shares deemed outstanding after this offering includes the ordinary shares being offered for sale in this offering following conversion of all of our preferred shares and outstanding convertible securities but assumes no exercise of the underwriter’s over-allotment option.

As of _____, there were _____  record holders of our ordinary shares, among whom are _____ U.S. holders who beneficially own less than 5% of our ordinary shares. Following the adoption of our amended and restated articles of association, none of our shareholders will have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Gamida Cell Ltd., 5 Nahum Hafzadi Street, Jerusalem 95484, Israel.

	Number of shares beneficially owned prior to this offering	Percentage owned before this offering	Percentage owned after this offering
Holders of more than 5% of our voting securities:
Elbit Cord Blood Limited Partnership(2)	_____	_____	_____
Israel Healthcare Ventures 2 L.P. Incorporated (IHCV II)(3)	_____	_____	_____
Clal Biotechnology Industries Ltd.(4)	_____	_____	_____
Denali Ventures LLC(5)	_____	_____	_____
Teva Pharmaceutical Industries Ltd.(6)
Auriga Ventures(7)
Directors and executive officers who are not 5% holders:
Ruben Krupik	_____	_____	_____
Dr. Yael Margolin	*	*	*
Tony Peled	*	*	*
Dorit Harati
Dr. David Snyder
Naftali Brikashvili	*	*	*
Mordechay Zisser(8)	_____	_____	_____
Dr. Hadar Ron	_____	_____	_____
Directors and executive officers as a group(9)	_____	_____	_____

* Less than 1% of our outstanding ordinary shares.

(1)	Based on _____ ordinary shares issued and outstanding as of _____, 2013.

(2)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. According to reports submitted by Elbit Imaging Ltd. to the Tel Aviv Stock Exchange, Elbit Cord Blood Limited Partnership (ECB) is entirely owned by Elbit Medical Technologies Ltd., which is 90% owned by Elbit Ultrasound Ltd., which is entirely owned by Elbit Imaging Ltd., whose CEO, executive president, and controlling party is Mordechay Zisser, a member of our board of directors.

(3)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. Israel Healthcare Ventures 2 L.P. Incorporated (IHCV II) is an investment fund controlled by IHCV2 General Partner Limited. In the past three years, the percentage ownership held by IHCV II has increased by approximately 2%, mainly in connection with their participation in the Series E financing round.

(4)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. Clal Biotechnology Industries Ltd. (CBI) is an Israel-based biotechnology investment company. CBI’s investments are targeted at bio-pharmaceutical companies, which are at different stages of research and development. According to CBI reports to the Tel-Aviv Stock Exchange, CBI is a 57%-owned subsidiary of Clal Industries and Investments Ltd., which is part of IDB group. 14% of CBI’s Shares are held by Teva Pharmaceutical Industries Ltd., which is a shareholder of the Company. In 2010 CBI acquired Biomedical Investments (1997) Ltd., which at the time held 17.02% of the Company’s share capital. In the past three years, the percentage ownership held by CBI has increased by approximately 2.5% mainly in connection with their participation in the Series E financing round.

(5)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. Denali Ventures LLC (DV) is a venture capital firm, controlled by _____. In the past three years, the percentage ownership held by DV has decreased by approximately 1%, mainly because they did not participate in the Series E financing round.

(6)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. Teva Pharmaceutical Industries Ltd. is a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. Teva owns 14% of the shares of Clal Biotechnology Industries Ltd. (CBI), which is a shareholder of the Company. In the past three years, the percentage ownership held by Teva has decreased by approximately 2%, mainly because they did not participate in the Series E financing round.

(7)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. Auriga Ventures (AV) is a venture capital firm, controlled by _____. In the past three years, the percentage ownership held by AV has increased by approximately 0.5%, mainly in connection with their participation in the Series E financing round.

(8)
Consists of _____ shares and warrants to purchase up to _____ shares on a cash/cashless basis. The warrants will be exercised for cash immediately prior to the closing of this offering resulting in the issuance of _____ ordinary shares assuming a public offering price of $_____ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus held by ECB, which is entirely owned by Elbit Medical Technologies Ltd., which is 90% owned by Elbit Ultrasound Ltd., which is entirely owned by Elbit Imaging Ltd., of which Mordechay Zisser is the controlling party, the CEO, and the executive president.

(9)
Consists of _____ shares and _____ shares issuable upon the exercise of options. Please see footnote (6) above for further information concerning the composition of the shares beneficially owned by our executive officers and directors.

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association are summaries and do not purport to be complete.

Ordinary Shares

We intend that immediately prior to the consummation of this offering, our authorized share capital will consist of _____ ordinary shares, nominal value NIS 0.01 per share. As of _____, there were _____ shares issued and outstanding held by _____ shareholders of record. This amount assumes the conversion into ordinary shares of all of our outstanding convertible preferred shares, which will occur immediately prior to the completion of this offering, but excludes any issuances occurring in light of the IPO, other than conversion.

All of our outstanding ordinary shares are validly issued, fully paid, and non-assessable. They are not redeemable and do not have any preemptive rights.

Warrants

As of _____, we had the following warrants outstanding:

•
Warrants issued under May 2012 Series E Preferred Share Purchase Agreement, and under the January 2014 Series E-2 Equity Financing, which will terminate upon the consummation of this initial public offering; and

•	Warrants issued to underwriters of this initial public offering.

Options

As of _____, options to purchase _____ of our ordinary shares, at a weighted average exercise price of $_____ per share, were outstanding under our 2003 option plan.

Of those outstanding options, options to purchase _____ of our ordinary shares, with a weighted average exercise price of $_____ per share, were vested as of _____.

Share History

The following is a summary of the history of our share capital for the last three years.

Share Options

Since January 1, 2010, we have issued _____ shares upon the exercise of share options.

2011 Convertible Bridge Financing

In October 2011, we received a convertible bridge loan in the aggregate principal amount of $4,000,000 pursuant to a convertible bridge financing agreement, dated as of October 2011, between us and certain lenders. The loan amount bore an interest at a rate of 8%, compounded annually, which was increased  to 12% as of April 1, 2012. The aggregate outstanding principal amount and accrued interest computed through May 13, 2012 was converted as part of the May 2012 Series E Preferred Share Purchase Agreement, fully discharging our obligations under the convertible bridge financing agreement.

May 2012 Series E Preferred Share Purchase Agreement

On May 14, 2012, we closed the Series E Preferred Share Purchase Agreement, pursuant to which we sold an aggregate of 571,478 series E-1 preferred shares at a price of $7.33 per share, and an aggregate of 655,021 series E-2 preferred shares at a price of $9.16 per share, and issued warrants to purchase up to an aggregate of 556,165 series E-2 preferred shares with an exercise price of $9.16 per share, which will expire immediately prior to the closing of this offering.

January 2014 Series E-2 Equity Financing

On January 14, 2014, we issued an additional 316,593 series E-2 preferred shares and warrants to purchase up to an additional 158,296 series E-2 preferred shares on the same terms that applied under the May 2012 Series E Preferred Share Purchase Agreement.

Memorandum and Articles of Association

In _____, the Company adopted new articles of association, in light of the Israeli Companies Law, 1999. Since then, certain articles of the articles of association have been amended.

Below is a summary of certain provisions of our corporate memorandum and articles of association. This summary is not complete and should be read together with our memorandum and articles of association filed as exhibits to the registration statement that this prospectus forms a part of.

The Company’s objects and purposes are outlined in the Memorandum of Association and together with the Company’s articles of association (Article 3) allow the Company to engage in any legal business.

The Company’s Memorandum of Association states that the liability of the members of the Company is limited.

Exercise of Warrants

In connection with our initial public offering, warrants to purchase up to _____ shares, which were otherwise to expire immediately prior to the closing of the offering, were exercised on a cashless basis for _____ shares.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Our research and development efforts are financed in part through grants that we received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (now called the Ministry of Economy) of the State of Israel. Accordingly, we are required to comply with the various requirements of the Encouragement of Industrial Research and Development Law 5744-1984. We must report to the research committee at the office of the Chief Scientist of the Ministry of Economy any change of control of our company, or any change in the holding of the means of control in our company (including the right to vote at general meetings of our company and the right to appoint directors of our company or our general manager), as a result of which a person who is not a citizen or resident of Israel or a corporation incorporated in Israel will hold 5% or more of the issued share capital or voting power of our company or have the ability to appoint a director. The research committee at the office of the Chief Scientist of the Ministry of Economy can object to such a change, and the person holding 5% or more of the issued share capital or the voting power of our company or holding the ability to appoint a director is required to sign an undertaking in a form published by the committee.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of our shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors in accordance with Israeli Companies Law which are described in this prospectus under “Management—External directors”.

Our directors hold office for their scheduled term unless they are removed from office upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended and restated articles of association. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next annual meeting following his or her appointment. External directors are elected for an initial term of three years. Under certain circumstances, external directors may be elected for additional terms of three years each, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management—Board Practices—External Directors”.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, as such are defined in the Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution. We may distribute dividends that do not meet these criteria only with court approval. In each case, we are permitted to pay a dividend only if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to holders of a class of preferred shares that may be authorized in the future.

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our Board of Directors is required to convene a special meeting upon the written request of (1) any two of our directors or one-quarter of our Board of Directors, or (2) one or more shareholders holding, in the aggregate, either (a) 5% of our outstanding issued shares and 1% of our outstanding voting power, or (b) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the Board of Directors, which may generally be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires resolutions regarding the following matters to be passed at a general meeting of our shareholders:

•	amendments to our amended and restated articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of acts and transactions involving related parties, as defined by the Israeli Companies Law;

•	increases or reductions of our authorized share capital; and

•	a merger.

The Israeli Companies Law and our amended and restated articles of association require that a notice of any annual general meeting or special shareholders meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes matters upon which shareholders may vote by means of a voting deed, including the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and our amended and restated articles of association, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Each ordinary share carries the right to one vote on each matter submitted to a vote of the shareholders at a general meeting. Holders of ordinary shares have the right to receive notices to attend and vote at general meetings, the right to share in dividends, and a residual right upon liquidation, after satisfaction of all outstanding debts.

Quorum Requirements

We intend that  the quorum required for our general meetings of shareholders  under our articles of association, immediately following consummation of this offering, will consist of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least ________ of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. Under the Israeli Companies Law, certain actions require a special majority, including: (1) appointment of external directors, requiring the approval described above under “Management—Board Practices—External Directors”; (2) approval of an extraordinary transaction with a controlling party and the terms of employment or other engagement of the controlling party of the Company or such controlling party’s relative (even if not extraordinary), requiring the approval described above under “Approval of Related Party Transactions under Israeli Law—Personal Interests of Controlling Parties”; (3) approval of a compensation policy, approval of executive officer compensation inconsistent with our office holder compensation policy, compensation of our chief executive officer, or the compensation of an executive officer who is also the controlling party of our company (including an affiliate thereof), all of which require the approval described above under “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices—Compensation of Officers”; (4) approving the authorization of the chairman of the board or a relative thereof to assume the role or responsibilities of the chief executive officer, or the authorization of the chief executive officer or a relative thereof to assume the role or responsibilities of the chairman of the board, for periods of no longer than three years each and subject to receipt of the approval of a majority of the shares voting on the matter, providing that either (i) included in such majority are at least two-thirds of the shares of shareholders who are non-controlling parties and do not have a personal interest in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against the resolution does not exceed two percent (2%) of the voting rights in the company; and (5) mergers, certain private placements that will increase certain types of shareholders’ relative holdings in the company, or certain special tender offers or forced bring along share purchase transactions, all of which require the approval described below under “Acquisitions under Israeli Law”.

Under our amended and restated articles of association, the alteration of the rights, privileges, preferences, or obligations of any class of our share capital requires a decision of the Board of Directors, and a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Under the Israeli Companies Ordinance, an amendment of our Memorandum of Association , including any proposed change to the name of the Company, requires the approval of 75% of the voting rights represented at the meeting and voting on the resolution.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the Company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of the majority of the shareholders in each type of shareholders present at the meeting and who are together the holders of 75% of the voting rights in such type of shares represented at the meeting, in person, by proxy, or by voting deed and voting on the resolution.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	appointment or removal of directors;

•	approval of transactions with office holders or interested or related parties;

•	approval of a merger;

•
authorization of the chairman of the board or a relative thereof to assume the role or responsibilities of the chief executive officer, and authorization of the chief executive officer or a relative thereof to assume the role or responsibilities of the chairman of the board;

•	approval of an arrangement or reorganization of the Company pursuant to Section 350 of the Israeli Companies Law;

•	approval of the compensation policy with respect to the terms of office and employment of office holders; and

•
other matters in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed or which may be prescribed by Israel’s Minister of Justice.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the Company and its other shareholders, including voting at general meetings, must act in good faith and in a customary manner, and avoid abusing his or her power. See “Approval of Related Party Transactions under Israeli Law—Shareholder Duties” above for further detail.

Access to Corporate Records

Under the Israeli Companies Law and our amended and restated articles of association, shareholders are provided access to the following corporate records: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may submit a reasoned request to be provided with any document related to an action or transaction requiring shareholder approval under the approval of related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been submitted in good faith or if such denial is necessary to protect the interests of the Company or protect a trade secret or patent.

Modification of Class Rights

The rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority (or special majority, as may be applicable to the particular matter) of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s issued and outstanding share capital or voting rights is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital and voting rights of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have accepted it, which condition shall not apply if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital (or shares of the relevant class)). However, shareholders may, at any time within six months following the completion of the tender offer, petition the court to modify the consideration for the acquisition. Even shareholders who indicated their acceptance of the tender offer may so petition the court, unless the acquirer stipulated that a shareholder that accepts the offer may not seek such appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law (as described below) is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror and who have a personal interest in the acceptance of the offer or the holder of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

If a special tender offer is accepted, then the purchaser, any corporation controlled by it, or any person or entity controlling it or under common control with the purchaser may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions between Israeli Companies if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting called with at least 35 days’ prior notice. In addition, since our Company was incorporated prior to the entry into effect of the Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions).

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of (1) parties other than the other party to the merger, (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party, or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger. If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties (as described above in this prospectus under “Management—Corporate Governance Practices—NASDAQ Listing Rules and Home Country Practices—Shareholder Approval”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated until at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

Provisions of Israeli law may delay, prevent, or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. As described above, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire the Company, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, or other corporate bodies, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits and, in certain instances, an issuance of shares for less than their nominal value, require the approval of both our Board of Directors and an Israeli court.

Transfer Agent

Our transfer agent in the United States is _____.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of _____, upon the completion of this offering, _____ ordinary shares will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Further, a substantial number of our outstanding shares are subject to lock-up agreements.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities, provided that: (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and (2) we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, for at least 90 days before the sale.

In addition, under Rule 144, any person who is not an affiliate of ours (and has not been an affiliate of ours for the last three months) and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
one percent of the number of ordinary shares then outstanding, which will equal _____ shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of _____; or

•	the average weekly trading volume of our ordinary shares on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates holding their shares for less than one year must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are also subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus, and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and executive officers and holders of substantially all of our outstanding ordinary shares have signed a lock-up agreement which, subject to certain exceptions, prevents them from selling or otherwise disposing of any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares for a period of not less than 180 days after the date of this prospectus without the prior written consent of Aegis Capital Corporation. Aegis Capital Corporation may, subject to certain requirements, release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions, Rule 144 limitations, or lock-up restrictions. As of _____, we estimate that such registration statement on Form S-8 will cover approximately _____ shares.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as the Company, are generally subject to corporate tax at the rate of 25% of their taxable income in 2013. As of January 2014, the Israeli corporate tax rate is 26.5%.

The Israeli Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

The Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial and Development Law, 5744-1984 (the “Research Law”), research and development programs which meet specified criteria and are approved by a committee of the Office of the Chief Scientist (the “OCS”) of the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor) are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 5% on sales of products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and substantial payments may be required if the technology itself is transferred outside of Israel.

The Company has previously received grants from the OCS for development of its products, including StemEx and NiCord. As of December 31, 2013, we have a contingent obligation to the OCS in the amount of $11,433,000, and the Joint Venture has a similar contingent obligation to the OCS in the amount of $22,814,000.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is treated as industrial or commercial profits attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30%, if such recipient is a Substantial Shareholder at the time the dividend is paid or on any date in the 12 months preceding such date), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Beneficiary Enterprise (distribution of such dividends from income attributed to a Beneficiary Enterprise whose benefited tax period was before 2014 may be taxed at a rate of 15%), unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 20% (or in certain cases, 15%, as mentioned above), for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in our ordinary shares. This summary is for general information only and deals only with ordinary shares that are purchased pursuant to the offering and that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock. The discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or will be sustained in a court if challenged.

As used in this summary the term “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax considerations of investing in our ordinary shares.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its personal circumstances. Prospective purchasers of our ordinary shares should consult their own tax advisors with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, as well as the effect of any state, local or other tax laws.

Tax Reporting

Certain U.S. holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement. Each U.S. holder is urged to consult with its own tax advisor regarding this reporting obligation.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Considerations”, U.S. holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. holders. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation. However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. In addition, a non-corporate U.S. holder will not be eligible for reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate U.S. holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our ordinary shares equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, regardless of whether the NIS are converted into U.S. dollars at that time, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss. However, if the U.S. holder converts the NIS into U.S. dollars on a later date, the U.S. holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source income for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Pursuant to the U.S.-Israel Tax Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25%. U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on our ordinary shares. The amount of foreign tax credits that may be available to a U.S. holder is subject to limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Distributions paid on our ordinary shares will generally be foreign source, passive income for U.S. foreign tax credit purposes.

Disposition of Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Considerations,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The capital gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Disclosure of reportable transactions

If a U.S. holder sells or disposes of the ordinary shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. holder may be required to file a disclosure statement with the Internal Revenue Service. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Passive Foreign Investment Company Considerations

Generally, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its gross assets as determined on the basis of fair market value as of the end of each quarter produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and the excess of gains over losses from the disposition of assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We have not determined whether we have previously been a PFIC for any year, including 2013, or will be a PFIC in 2014 or in future years. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2014 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, then unless an election has been made to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. holder on a sale or other disposition (including certain pledges) of our ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution in respect of our ordinary shares in excess of 125% of the average of the annual distributions received by a U.S. holder during the preceding three years or such U.S. holder’s holding period, whichever is shorter.

Notwithstanding the default PFIC rules described in the preceding paragraph, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. holder makes a timely and valid mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder. A mark-to-market election will not apply to our ordinary shares held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

Another way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. holder to make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. We are not obligated and do not currently intend to provide the information necessary to make a QEF election and thus it is not expected that a QEF election will be available for U.S. holders of our ordinary shares if we were a PFIC in any prior year, the current year or any future year.

U.S. holders should consult their tax advisors to determine under what circumstances these elections would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder holds ordinary shares in any year in which we are treated as a PFIC, the U.S. holder will be required to file Internal Revenue Service Form 8621 and may be subject to certain other information reporting requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares in the event we are determined to be a PFIC.

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally results from dividends and dispositions of ordinary shares. U.S. holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in our ordinary shares.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

If certain conditions are met, individual U.S. holders must report information to the IRS with respect to their investment in stock or securities issued by a person other than a United States person. Investors who are individuals and fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of these reporting requirements with respect to their investment in our ordinary shares.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on and the proceeds from the disposition of ordinary shares.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on ordinary shares or upon the receipt of income from the disposition of ordinary shares if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business of the non-U.S. holder in the United States; (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to U.S. expatriates.

Non-U.S. holders may be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of ordinary shares set forth opposite its name below:

Underwriter	Number of ordinary shares
Aegis Capital Corp.	____
TOTAL	____

The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the ordinary shares listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the ordinary shares to purchasers on or about _____.

Overallotment Option

We have granted a 30-day overallotment option to the underwriters to purchase up to a total of _____ additional ordinary shares from us, constituting 15% of the total number of shares to be offered by the Company in this offering, solely for the purpose of covering over-allotments, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional ordinary shares in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the overallotment option.

Lockup Agreements

We, our directors and officers, and all holders of our outstanding ordinary shares have agreed that, without the prior written consent of Aegis Capital Corporation:

•
for a period of 180 days after the date of this prospectus, our directors and officers and, subject to certain exceptions, any other holder of our outstanding ordinary shares (or options, warrants or other securities convertible into or exercisable for ordinary shares) as of the effective date of the Registration Statement, will not offer, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any securities of the Company; and

•	each of the Company and any successors of the Company, for a period of six (6) months from the closing of this offering, will not:

o
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, except for the grant of options to, and exercise of options by, employees or consultants, and provided that the ordinary shares underlying such options shall be subject to the “lock-up”;

o
file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or

o	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company,

whether any such transaction described above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

However, these lockup restrictions will not apply to _____.

Aegis Capital Corporation, in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Aegis Capital Corporation will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

Commissions and Expenses

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $_____ per ordinary share to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may re-allow, concessions not in excess of $_____ per ordinary share to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our ordinary shares are offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

	Per share	Total, without overallotment	Total, with overallotment
Public offering price	_____	_____	_____
Underwriting discounts and Commissions (1%) Non accountable expense allowance (1%)(1)	_____	_____	_____
Proceeds, before expenses, to us	_____	_____	_____

(1)	the expense allowance is not payable with respect to any shares sold upon exercise of the underwriters' over-allotment option. We have paid an expense deposit of $25,000 to Aegis Capital Corporation.

We have also agreed to pay Aegis Capital Corporation’s expenses relating to the offering, including: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (b) all filing fees incurred in clearing this offering with The Financial Industry Regulatory Authority; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by Aegis Capital Corporation (including reasonable fees and disbursements of blue sky counsel); (d) $20,000 for the Aegis Capital Corporation’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (e) up to $20,000 of the Aegis Capital Corporation’s actual accountable road show expenses for this offering.

In addition, we have agreed to issue to Aegis Capital Corporation warrants to purchase that number of our ordinary shares equal to 5% of the aggregate number of our ordinary shares sold in this offering (excluding any over-allotment shares).  The warrants shall be exercisable as follows: one third of the warrants will be exercisable for a period of 12 months beginning on the one year anniversary of the closing of this offering at a price per share equal to 150% of the public offering price per ordinary share sold in the offering; one third of the warrants will be exercisable for a period of 18 months beginning on the one year anniversary of the closing of this offering at a price per ordinary share equal to 200% of the public offering price per ordinary share sold in the offering; and one third of the warrants will be exercisable for a period of 24 months beginning on the one year anniversary of the closing of this offering at a price per ordinary share equal to 250% of the public offering price per ordinary share sold in the offering.

We also granted Aegis Capital Corporation, for a period of 230 days after the closing of this offering, a right of first refusal to act as sole book-running manager for each and every future public and private equity and debt offering by our company or any of our successors or subsidiaries.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Capital Market Listing

We intend to apply for listing of our ordinary shares on The NASDAQ Capital Market under the symbol “CORD”.

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of ordinary shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are any short sales in excess of such overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

The transactions above may occur on The NASDAQ Capital Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at the types of, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of a fund for joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the UAE or any other governmental authority in the UAE, nor has the Company received authorization or licensing from the Central Bank of the UAE or any other governmental authority in the UAE to market or sell the securities within the UAE. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the UAE by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

We estimate that the total expenses of this offering payable by us, excluding the underwriting discounts and commissions and expenses, will be approximately $_____, as follows:

SEC filing fee	$	*
FINRA filing fee		*
Printer fees and expenses		*
Transfer agent fees and expenses		*
Legal fees and expenses		*
Data room and diligence expenses		*
Accounting fees and expenses		*
Miscellaneous		*
TOTAL	$
* TO BE PROVIDED BY AMENDMENT.

LEGAL MATTERS

Certain legal matters related to this offering will be passed upon for us by McDermott Will & Emery LLP, New York, New York, and by Amit, Pollak, Matalon, & Co., Tel Aviv, Israel. Certain legal matters related to this offering will be passed upon for the underwriters by Lowenstein Sandler LLP, New York, New York, and by Yigal Arnon & Co., Jerusalem, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial majority of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the judgment is final and is not subject to any right of appeal;

•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•
the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

•
an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPERTS

The financial statements of Gamida Cell Ltd. at December 31, 2013 and 2012, for each of the two years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1b to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.gamida-cell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under corporate or securities and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

GAMIDA CELL LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of

GAMIDA CELL LTD.

We have audited the accompanying statements of financial position of Gamida Cell Ltd. (the "Company") as of December 31, 2013 and 2012, and the related statements of comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b  to the financial statements, the Company has recurring losses from operations and has a net accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 6, 2014	A Member of Ernst & Young Global

GAMIDA CELL LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2013	2012

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	5	$1,381	$5,551
Short-term bank deposits		-	2,000
Other current assets	6	481	360
Related parties	81	788	-

Total current assets		2,650	7,911

NON-CURRENT ASSETS:
Investment in joint venture	9	1,687	-
Property and equipment, net	7	249	229
Other assets		121	33

Total non-current assets		2,057	262

Total assets		$4,707	$8,173

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars thousands (except share and per share data)

		December 31,
	Note	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$483	$957
Accrued expenses and other payables	8	995	835
Related parties	18	-	506

		1,478	2,298

NON-CURRENT LIABILITIES:
Excess of losses over investment in joint venture	9	-	2,116
Warrants presented at fair value	10	1,084	1,749
Employee benefit liabilities, net	11	53	88

		1,137	3,953

CONTINGENT LIABILITIES AND COMMITMENTS	12

SHAREHOLDERS' EQUITY:	13
Share capital -
Common Shares of NIS 0.01 par value - Authorized: 11,743,763 shares at December 31, 2013 and 2012; Issued and outstanding: 689,898 shares at December 31, 2013 and 2012;		2	2
Preferred Shares of NIS 0.01 par value - Authorized: 8,818,837 shares at December 31, 2013 and 2012; Issued and outstanding: 7,564,781 shares at December 31, 2013 and 2012;		19	19
Share premium		51,614	51,540
Capital reserve due to actuarial gains (losses)		12	(22)
Accumulated deficit		(49,555)	(49,617)

Total shareholders' equity		2,092	1,922

Total liabilities and shareholders' equity		$4,707	$8,173

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL LTD.

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2013	2012

Operating expenses:
Research and development expenses, net	15a	$2,602	$2,292
General and administrative expenses	15b	557	495

Operating loss		3,159	2,787

Financial expenses	15c	127	891
Financial income	15d	(775)	(246)

Loss before taxes on income		2,511	3,432

Share of loss (profit) of joint venture		(2,573)	1,377

Net Loss (Income)		(62)	4,809

Other Comprehensive (Income) Loss:
Items not to be reclassified to profit or loss in subsequent periods:
Actuarial net loss (gain) of defined benefit plans		(34)	22

Total Comprehensive (Income) Loss		$(96)	$4,831

Loss per share attributable to equity holders of the Company:

Basic and diluted loss for the year	16	$11.5	$17.3

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL LTD.

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

	Ordinary Shares		Preferred Shares		Share	Capital reserve due to Actuarial	Accumulated
	Number	Amount	Number	Amount	premium	gain (loss)	deficit	Total Equity

Balance as of January 1, 2012	689,898	$2	6,338,282	$16	$43,174	$-	$(44,848)	$(1,656)

Net loss	-	-	-	-	-	-	(4,809)	(4,809)
Other comprehensive loss	-	-	-	-	-	(22)	-	(22)

Total comprehensive loss	-	-	-	-	-	(22)	(4,809)	(4,831)
Issuance of units consists of Series E Preferred Shares and warrants, net of issuance cost	-	-	1,226,499	3	8,357	-	-	8,360
Share-based compensation					49	-	-	49

Balance as of December 31, 2012	689,898	2	7,564,781	19	51,580	(22)	(49,657)	1,922

Net income	-	-	-	-	-	-	62	62
Other comprehensive income	-	-	-	-	-	34	-	34

Total comprehensive income	-	-	-	-	-	34	62	96

Share-based compensation	-	-	-	-	74	-	-	74

Balance as of December 31, 2013	689,898	$2	7,564,781	$19	$51,654	$12	$(49,595)	$2,092

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012

Cash flows from operating activities:

Net Income (Loss)	$62	$(4,809)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	71	62
Change in employee benefit liabilities, net	(1)	(6)
Share-based compensation	74	49
Issuance cost related to warrants to investors and service provider	-	17
Revaluation of financial derivatives	(665)	(54)
Increase in other current and non-current assets	(217)	(137)
Increase (decrease) in trade payables	(475)	281
Increase in accrued expenses and other payables	160	265
Decrease in related parties	(1,293)	(1,531)
Amortization of discount on convertible bridge loan and accrued interest	-	699
Share of losses (profit) of joint venture	(2,573)	1,377
Financial expenses, net	(15)	4

Net cash used in operating activities	(4,872)	(3,782)

Cash paid and received during the year for:

Interest received	8	62

	(4,864)	(3,720)
Cash flows from investing activities:

Proceeds from maturity of marketable securities	-	167
Investment in short-term bank deposits	-	(2,000)
Proceeds from maturity of short-term bank deposits	2,000	2,000
Purchase of property and equipment	(91)	(20)
Investment in joint venture	(1,230)	(2,363)

Net cash provided by (used in) investing activities	679	(2,216)

Cash flows from financing activities:

Issuance of units consists of Series E Preferred Shares and warrants, net of issuance cost	-	5,905

Net cash provided by financing activities	-	5,905

Exchange differences on balances of cash and cash equivalents	15	(4)

Decrease in cash and cash equivalents	(4,170)	(35)
Cash and cash equivalents at beginning of year	5,551	5,586

Cash and cash equivalents at end of year	$1,381	$5,551

Conversion of convertible bridge loan into Series E1 Preferred Shares	$-	$4,233

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Gamida Cell Ltd. (the "Company"), founded in 1998, is a clinical-stage biopharmaceutical company focused on developing and commercializing cell therapeutic product candidates for treatment of patients with blood cancer and severe genetic blood diseases. The Company uses its proprietary platform technology to expand, in culture, highly functional cells derived from umbilical cord blood, bone marrow or peripheral blood, to enhance the potential therapeutic efficacy of these cells.

The lead product candidate, NiCord®, is in clinical development (Phase I/II) for potential use as a hematopoietic (blood) stem cell (HSC) transplantation product in patients with hematological malignancies (blood cancer) such as leukemia and lymphoma, and serious genetic blood diseases such as sickle cell disease (SCD) and thalassemia. HSC transplantation from bone marrow (also called bone marrow transplantation) is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched bone marrow donor. NiCord® is derived from a unit of umbilical cord blood whose HSC have been expanded in culture using our NAM platform technology. Clinical results obtained to date suggest that NiCord® may effectively address this unmet need.

On February 14, 2013 the Company announced the successful results of the Phase I/II study of its product candidate NiCord®, for patients with hematological malignancies. An additional phase I/II clinical study in patients with SCD is ongoing. On September 9, 2013 the Company announced the successful transplantation of the first patient in the Company's Phase I/II study of NiCord® using a single unit of cord blood. Additional indications and products are in development for cancer, hematological diseases, autoimmune diseases and regenerative medicine.

The Company's product candidate StemEx® completed a phase II/III clinical study in hematological malignancies and was developed through the Gamida Cell-Teva Joint Venture Ltd. (the "JV") between the Company and Teva Pharmaceutical Industries Ltd. (the "Shareholder") (see also Note 9).

A Phase II/III study of StemEx® compared the use of StemEx® as part of a transplantation regimen to a historical control group in the treatment of patients with blood cancer, such as leukemia and lymphoma. The study reached its primary endpoint of improving overall survival at 100 days post transplantation.

On August 19, 2012, the joint venture met with the United States Food and Drug Administration ("FDA"), for the purpose of discussing the regulatory path to approval of StemEx®. Following this meeting, the Special Protocol Assessment ("SPA"), as originally formulated, shall not constitute as binding. In July 2013, the FDA advised JV that the JV would need to conduct a randomized Phase III clinical trial in order to apply for marketing approval. In light of these discussions, the Company understood that the control group of the Phase III Clinical Trial that was carried out should be modified.  JV decided not to pursue the development and commercialization of StemEx® in the United States or Europe without a strategic partner.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Consequently, the probability of recognizing revenue from the sale of StemEx® was reduced due to significant investment that will be required and the possibility that the Company will not enter into a strategic partnership for commercialization of StemEx®.

b.
Since inception, the Company sustained operating losses and has used cash in its operations. During the year ended December 31, 2013 the Company used cash in operating activities of $ 4,872 and had an accumulated deficit in the amount of $ 49,555 as of December 31, 2013. The Company's ability to continue to operate is dependent upon receiving additional financial support.There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development of its products. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the assets and liabilities of the Company that may result from the outcome of this uncertainty.

Subsequent to the balance sheet date, the Company obtained additional financing from its existing shareholders in a total gross amount of $ 2,900 (see also Note 19).

c.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd.

Joint Venture	-
A type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture as defined in IFRS 11 and is accounted for using the equity method.

Related Parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's financial statements have been prepared on a cost basis, except for financial liabilities which are measured at fair value through profit or loss and joint venture accounted for using the equity method. The Company has elected to present profit or loss items using the function of expense method.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies.

The operating cycle of the Company is one year.

b.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollars.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company and its JV's costs are incurred in U.S. dollars. In addition, the Company and its JV's financing activities are incurred in U.S. dollars. The Company's management believes that the functional currency of the Company and its JV is the U.S. dollar.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition.

d.	Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the deposit day but less than one year. As of December 31, 2012, all short-term deposits are denominated in NIS and bear interest at an average annual rate of 0.87%.

e.	Investment in joint venture:

The investment in joint venture is accounted for using the equity method.

Under the equity method, the investment in joint venture is presented at cost with the addition of post-acquisition changes in the Company's share of net assets, including other comprehensive income of the joint venture. The equity method is applied until the loss of joint venture or classification as an asset held-for-sale.

The financial statements of the Company and the joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the joint venture are uniform and consistent with the policies applied in the financial statements of the Company.

f.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, as this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.
The estimated useful life is as follows:

%

Machinery	15
Office furniture and equipment	6 - 33
Leasehold improvements	(*)

(*)
Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

g.	Research and development costs:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

h.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and its recoverable amount.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following criteria are applied in assessing impairment in the investment in the joint venture:

After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the investment in joint venture. The Company determines at the end of each reporting period whether there is objective evidence that the carrying amount of the investment in the joint venture is impaired. If there is objective evidence, an impairment loss is recognized in the amount of the difference between the recoverable amount of the investment in the joint venture and its carrying amount.

The Company did not recognize any impairment of non-financial assets for any of the periods presented.

i.	Government investment grants:

Government investment grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the related conditions.

Government investment grants received from the Office of the Chief Scientist in Israel (the "OCS") are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales.

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid based on the best estimate of future sales and using the original effective interest method.

j.	Financial instruments:

1.	Financial Assets:

Financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. The subsequent measurement of financial assets is as describe below:

a)	Receivables

Short-term receivables are measured at their nominal amount, less provision for impairment.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Derecognition

A financial asset is primarily derecognised when:

1)	The right to receive cash flow from the asset have expired, or

2)	The Company has transferred its rights to receive cash flow from the asset or has assumed an obligation to pay the received cash flow in full without material delay to a third party.

2.	Financial Liabilities:

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables net of directly attribute transaction costs. The Company's financial liabilities include trade and other payables and warrants to shareholders.

The 'fixed for fixed' criteria is not applied for the aforementioned warrants to shareholders and therefore such warrants are measured at each balance sheet date at their fair value. Gains or losses are recognized in profit or loss.

a)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

b)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2	-	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3	-	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying amounts of cash and cash equivalents, short-term bank deposit, other current assets, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

4.	Compounded financial instruments:

Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the carrying amount of the liability component based on the fair value of an equivalent non-convertible liability. The carrying amount of the equity component is the residual amount. Direct transaction costs are allocated between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

5.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the components of the securities issued in the unit based on the following order: financial derivatives and other financial instruments  measured at fair value in each period. Then fair value is determined for financial liabilities and compound instruments that are presented at amortized cost. The proceeds allocated to equity instruments are the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

l.	Deferred tax:

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.

Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

m.	Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined benefit plan.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law ,1963 (the "Law"). According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on Government bonds.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies ("the Plan Assets"). Plan Assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan Assets are not available to the Company's own creditors and cannot be returned directly to the Company.

Actuarial gains and losses are recognized in other comprehensive income or (loss) retrospectively in the period in which they occur.

o.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

With respect to other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, it is measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the "Vesting Period").

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions are satisfied.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Loss per share:

Loss per share are calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Potential Ordinary shares are only included in the computation of diluted loss per share when their conversion increases loss per share or decreases income per share. Potential Ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date. The Company's share of loss (profit) of investees is included based on the loss per share of the investees multiplied by the number of shares held by the Company.

q.	Changes in accounting policies and disclosure due to new and amended standards:

IAS 1 - Presentation of Financial Statements:

The amendment to IAS 1 (the "Amendment") provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be reclassified to profit or loss in a future period should be presented separately from items that will never be reclassified to profit or loss.

IAS 19 (Revised) - Employee Benefits:

In 2013 the Company adopted IAS 19 (Revised) ("the Standard"). The main changes included in the Standard applicable to the Company are:

-	The re-measurement of the net defined benefit liability are recognized in other comprehensive income and not in profit or loss.

-
Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities, regardless of the actual composition of the investment portfolio.

Before the implementation of IAS 19 (Revised), actuarial gains and losses were recognized in profit and loss. The Company adopted IAS 19 (Revised) retrospectively in accordance with IAS 8.

The effects on financial position and performance of the Company for all periods presented were immaterial.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10, IFRS 11, IFRS 12, IFRS 13 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities, Fair Value Measurement:

In 2013 the Company applied retrospectively the following new Standards: IFRS 10, "Consolidated Financial Statements" IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

The new Standards had no material impact on financial position and performance of the Company.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Government grants:

Government grants received from the OCS at the Ministry of Industry, Trade and Labor are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amount of the liability.

-	Pension and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. The carrying amount of the liability may be significantly affected by changes in such estimates.

-	Determining the fair value of an unquoted financial liabilities:

The fair value of unquoted financial liabilities in Level 3 of the fair value hierarchy is determined using valuation techniques including projected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated projected cash flows and estimated discount rates, after consideration of risk factors such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these liabilities (See also Note 9c).

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Impairment for investment in joint venture:

The Company assesses at the end of each reporting period whether there is objective evidence that the investment in joint venture has been impaired and an impairment loss has been incurred. In evaluating impairment, the Company evaluates if changes in estimated projected cash flows and estimated discount rates, are liable to affect the fair value of the recoverable amounts of such investment in joint venture.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IAS 32 - Financial Instruments:

The IASB issued certain amendments to IAS 32 regarding the offsetting of financial assets and liabilities.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements.

IFRS 9 - Financial Instruments:

1.	The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement".

2.	The IASB issued certain amendments to the Standard regarding de-recognition and financial liabilities (Phase 2).

3.	In 2013 IASB issued Phase 3 of IFRS 9. Phase 3 includes new requirements regarding hedge accounting.

The effective date was not yet determined. Earlier application is permitted.

The Company believes that IFRS 9 is not expected to have a material effect on the financial statement.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2013	2012

Cash for immediate withdrawal	$1,381	$2,551
Cash equivalents in USD deposits (1)	-	3,000

	$1,381	$5,551

(1)	The cash equivalent are short-term bank deposits denominated in USD and bear interest at an average annual rate of 0.29% as of December 31, 2012.

NOTE 6:-	OTHER CURRENT ASSETS

	December 31
	2013	2012

Grants receivable	$423	$332
Advance to suppliers	23	16
Other	35	12

	$481	$360

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2013:

	Machinery	Office furniture and equipment	Leasehold improvements	Total
Cost:

Balance at January 1, 2013	$1,290	$327	$788	$2,405
Acquisitions	91	-	-	91

Balance at December 31, 2013	1,381	327	788	2,496

Accumulated depreciation:

Balance at January 1, 2013	1,176	231	769	2,176
Depreciation	52	16	3	71

Balance at December 31, 2013	$1,228	$247	$772	$2,247

Property and equipment, net at December 31, 2013	$153	$80	$16	$249

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET (Cont.)

2012:

	Machinery	Office furniture and equipment	Leasehold improvements	Total
Cost:

Balance at January 1, 2012	$1,270	$327	$788	$2,385
Acquisitions	20	-	-	20

Balance at December 31, 2012	1,290	327	788	2,405

Accumulated depreciation:

Balance at January 1, 2012	1,134	215	765	2,114
Depreciation	42	16	4	62

Balance at December 31, 2012	$1,176	$231	$769	$2,176

Property and equipment, net at December 31, 2012	$114	$96	$19	$229

NOTE 8:-	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2013	2012

Employees and payroll accruals	$512	$425
Government authorities	278	58
Other	205	352

	$995	$835

NOTE 9:-	INVESTMENTS IN JOINT VENTURE

On February 16, 2005 the Shareholder decided to exercise its option to enter into a joint venture with the Company to develop, manufacture and commercialize certain product based on the copper chelator Technology (StemEx®) for patients with blood cancer. Consequently, on May 6, 2005, a joint venture was founded between the parties and a founders agreement was executed on February 12, 2006 pursuant to which the Company transferred a technology license to the JV for issuance of 5,000 Ordinary Shares of NIS 0.01 par value. The Shareholder was obligated to fund the JV's activity in total amount of $ 25,000 for issuance of 5,000 Ordinary Shares of NIS 0.01 par value.

In addition, the Company and the Shareholder agreed to render services to the JV. All services are charged at cost only (refer also to Note 18).

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INVESTMENTS IN JOINT VENTURE (Cont.)

During the period starting mid 2009 through December 31, 2013, the Company and the Shareholder entered into certain share purchase agreements to invest approximately $ 31,800, based on their holding of the voting rights in the JV for issuance of additional 4,242 Ordinary Shares of NIS 0.01 par value, 2,121 Ordinary Shares each.

As of December 31, 2013 and 2012 the Company owned 50% of the voting rights of the JV which is a private entity. Based on such voting rights and on the terms of the founders agreement, the JV is jointly controlled by the Company and the Shareholder. In addition, the investment in the JV is considered to be a joint venture as defined in IFRS 11 and accordingly is accounted for using the equity method.

The following table illustrates the summarized financial information of the Company's investment in the JV:

	December 31,
	2013	2012

Current assets	$2,369	$3,549
Non-current assets	1,843	1,938
Current liabilities	(839)	(953)
Non-current liabilities (consist of liability to OCS)	-	(8,767)

Equity (deficiency)	3,373	(4,233)

Proportion of the Company's ownership	50%	50%

Carrying amount of the investment	$1,687	$(2,116)

	Year ended December 31,
	2013	2012

Research and development expenses, net (*)	$(7,233)	$(631)
General and administrative expenses	1,019	1,055
Financial expenses	1,165	2,481
Financial income	(97)	(151)

Loss (income) for the year	(5,146)	2,754

Proportion of the Company's ownership	50%	50%

Company's share of loss (profit) for the year	$(2,573)	$1,377

(*)
As a result of the SPA cancellation in August 2012, as further described in Note 1a, the liability in respect of Chief Scientist government grants was adjusted accordingly and an amount of $ 7,485 was carried to profit or loss of the JV in 2012.

Due to the FDA notice in July 2013, the JV concluded that amount received from the OCS will not be repaid. Therefore, the liability related to OCS was reversed and an amount of $ 9,895 was carried to profit or loss of the JV in 2013.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INVESTMENTS IN JOINT VENTURE (Cont.)

The recoverable amount of the investment in joint venture amounted to $ 2,300 and $ 27,300 as of December 31, 2013 and 2012, respectively, have been determined based on cash flow projections for a twenty-year period. The projected cash flows have been updated to reflect the SPA cancellation and FDA notice as described in Note 1a. The pre-tax discount rate applied to cash flow projections is 13% and 12% as of December 31, 2013 and 2012, respectively. The probability rate for commercialization of sales of the StemEx® applied to cash flow projections is 14% and 54% as of December 31, 2013 and 2012, respectively. As a result of this analysis, no impairment loss was identified.

Refer also to Note 18 for Related Party Transactions.

NOTE 10:-	WARRANTS PRESENTED AT FAIR VALUE

a.	Warrants to purchase Series Preferred D Shares:

In connection with a license agreement with a vendor, which was sub-licensed to the JV, the Company granted to the vendor13,254 warrants to purchase Preferred D1 Shares of NIS 0.01 par value at exercise price per share of $ 15.09 per share. The warrants expired during the year ended December 31, 2012

b.	Warrants to purchase Series Preferred E1 Shares:

On May 14, 2012 (the "Effective Date") the Company entered into share purchase agreement (the "SPA") with certain investors for issuance of units of securities consisting of 571,478 and 655,021 Series Preferred E1 Shares and Series Preferred E2 Shares of the Company, nominal value NIS 0.01 each, respectively, and warrants to purchase 556,165 Preferred E2 Shares of the Company, in exchange for an aggregate gross purchase price of up to $ 10,000 (see also Note 13c).

The warrants may be exercised, in part or in whole, from time to time, during the period from the Effective Date until the earlier of (i) May 14, 2015, or (ii) immediately prior to the consummation of an IPO or Deemed Liquidation, whichever comes first. As of December 31, 2013 and 2012 no warrants were exercised.

The aforesaid warrants to purchase Preferred D1 Shares and Preferred E2 Shares are subject to non-standard anti-dilution protection provisions and cashless exercise mechanism and therefore accounted for as a financial liability which is measured at fair value through profit or loss.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	WARRANTS PRESENTED AT FAIR VALUE (Cont.)

The Company measures the fair value of the warrants by using Monte Carlo valuation method. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected warrants term. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected warrants term represents the period in which liquidation event will be occurred subject to the Company's expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Warrants to purchase Preferred E2 Shares:

	Issuance date	December 31, 2013	December 31, 2012

Risk-free interest rate	0.31%	0.1%-0.4%	0.31%
Expected volatility	90%	50%-90%	95%
Expected life (in years)	2.5	0.5-2	3
Expected dividend yield	0	0	0

Fair value:	$3.2	$1.9	$3.1

c.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of warrants

Balance at January 1, 2012	$8

Issuance of warrants to purchase Preferred E2 Shares	1,795
Revaluation of financial derivatives	(54)

Balance at December 31, 2012	1,749

Revaluation of financial derivatives	(665)

Balance at December 31, 2013	$1,084

d.	Description of significant unobservable inputs to valuation:

	December 31,
	2013	2012
Sensitivity to changes in inputs:
Gain (loss) from change:
10% increase in volatility	$(190)	$(196)
10% decrease in volatility	$181	$220

Gain (loss) from change:
1% increase in revenue growth rate	$130	$(63)
1% decrease in revenue growth rate	$143	$114

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	EMPLOYEE BENEFIT LIABILITY, NET

Employee benefits consist of short-term benefits, post-employment benefits, other long-term benefits and termination benefits.

Defined benefit plans:

The Company accounts for payment of compensation that is not covered by contributions in defined contribution plans, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

a.	Expenses recognized in Profit and Loss:

	Year ended December 31,
	2013	2012

Current service cost	$147	$167
Interest cost on benefit obligation	67	55
Expected return on plan assets	(62)	(52)
Exchange rate differences	229	2

Total employee benefit expenses	381	172

The expenses are presented in the Statements of Comprehensive Income (Loss) as follows:

Research and development expenses, net	292	132
General and administrative expenses	89	40

	381	172

b.	Expenses recognized in Comprehensive income (loss):

	Year ended December 31,
	2013	2012

Net actuarial loss (gain) recognized in the year	$(34)	$22

c.	The plan assets (liabilities), net:

	Year ended December 31,
	2013	2012

Defined benefit obligation	$1,529	$1,352
Fair value of plan assets	(1,476)	(1,264)

Total liabilities, net	$53	$88

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	EMPLOYEE BENEFIT LIABILITY, NET (Cont.)

d.	Changes in the present value of defined benefit obligation:

	Year ended December 31,
	2013	2012

Balance at January 1,	$1,352	$1,176

Interest cost	67	55
Current service cost	147	167
Benefits paid	(150)	(120)
Net actuarial losses	5	42
Exchange rate differences	108	32

Balance at December 31,	$1,529	$1,352

e.	Plan assets:

1.	Plan assets comprise of assets held by a long-term employee benefit fund and qualifying insurance policies.

2.	The movement in the fair value of the plan assets:

	Year ended December 31,
	2013	2012

Balance at January 1,	$1,264	$1,105

Expected return	62	52
Contributions by employer	159	149
Benefits paid	(150)	(92)
Net actuarial gains	17	20
Exchange rate differences	124	30

Balance at December 31,	$1,476	$1,264

f.	The principal assumptions underlying the defined benefit plan:

	Year ended December 31,
	2013	2012
	%

Discount rate of the plan liability	4.75	4.42

Expected rate of return on plan assets	4.75	4.42

Future salary increases	4.2	4.2

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	The facilities of the Company are rented under an operating lease for a period ending June 2015. Future minimum lease commitments as of December 31, 2013 are as follows:

Year ended December 31, 2013

2014	$252
2015	126

$377

b.	The Company rents motor vehicles under an operating lease agreement, for a monthly aggregate fee of $ 14.

c.
The Company is obligated to pay royalties to the Government of Israel through the OCS, at the rates of 3% to 5% on sales proceeds from products developed with the grants received from the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bearing interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Management concluded that it is not reasonable assured that the grants from OCS will be repaid in the foreseeable future, based on the current development status of NiCord®, no liability related to OCS was recorded as of December 31, 2013.

As of December 31, 2013, the Company's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received or accrued amounted to $ 11,433.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital:

	December 31, 2013		December 31, 2012
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary Share of NIS 0.01 par value	10,343,690	490,000	10,343,690	490,000
Ordinary B Share of NIS 0.01 par value	1,400,073	199,898	1,400,073	199,898

	11,743,763	689,898	11,743,763	689,898

Series Preferred A Share of NIS 0.01 par value	600,000	600,000	600,000	600,000
Series Preferred B Share of NIS 0.01 par value	1,547,170	1,453,846	1,547,170	1,453,846
Series Preferred C Share of NIS 0.01 par value	2,971,667	2,541,061	2,971,667	2,541,061
Series Preferred D Share of NIS 0.01 par value	1,800,000	1,743,375	1,800,000	1,743,375
Series Preferred E1 Share of NIS 0.01 par value	600,000	571,478	600,000	571,478
Series Preferred E2 Share of NIS 0.01 par value	1,300,000	655,021	1,300,000	655,021

	8,818,837	7,564,781	8,818,837	7,564,781

Total	20,562,600	8,254,679	20,562,600	8,254,679

b.	Rights attached to the Shares:

1.	Ordinary Shares:

Subject to Articles of Association (the "AOA") the holders of Ordinary Shares have the right to receive notices to attend and vote in general meetings, the right to share in dividends and a residual right upon liquidation subject to the liquidation rights of all preferred shareholders.

The Ordinary B Shares confer on the holders thereof substantially all rights accruing to holders of Ordinary Shares in the Company, provided however, that until the initial Public Offering (the "IPO"), Ordinary B Shares shall not entitle the holders thereof to participate in, nor to vote on any matter submitted to, the meetings of the Company's shareholders.

2.	Preferred shares:

The holders of All Preferred Shares are entitled to the same rights, preferences and privileges conferred by the Ordinary Shares and in addition the following rights:

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Conversion rights - Each Preferred Share shall be convertible at the option of the respective holder, at any time after the date of issuance of such share, into such number of Ordinary Share as is determined by dividing its then applicable original issue price by its then applicable conversion price which may be adjusted upon the occurrence of certain scenarios of recapitalization and pursuant to anti-dilution and other adjustments provisions as set below.

Anti dilution protection - The conversion price of the applicable Series of Preferred Shares (except Series Preferred A Shares) shall be reduced, concurrently with issuance of additional shares (as defined in the AOA) without consideration or for a consideration per share less than the applicable conversion price of any series of Preferred Shares in effect immediately prior to such issue.

Dividend - The holders of Preferred shares shall be entitled to participate in the distribution of all dividends.

Liquidation preference - In the event of voluntary or involuntary winding up, liquidation or dissolution, distribution or consummation of merger, consolidation, reorganization or sale of substantially all of the Company's shares or assets (the "Deem Liquidation"), the holders of Preferred Shares shall be entitled to receive (subject to preference of distribution as determined in the AOA) an amount equal to the sum of the original issuance price per Series that actually paid by each Preferred shareholder plus interest of eight percent per annum on such original issuance price, from the date of the issuance, compounded annually less any amounts previously paid in preference.

As of December 31, 2013 and 2012 the aggregate liquidation preference  amounted $ 107,835 and $ 99,847, respectively.

Preemptive rights - Until the earlier of the consummation of a IPO or a Deem Liquidation, each holder of Preferred Shares, holding at least one and half percent of the issued and outstanding share capital of the Company on a fully diluted and as converted basis, shall have the right of preemption to purchase its pro-rata share of all new securities (as defined in the AOA) that the Company may, from time to time, propose to sell and issue.

Subject to the rights, preferences and privileges aforementioned the Preferred Shares were classified as part of the Company's shareholders' equity under IAS 32.

c.
On May 14, 2012 (the "Effective Date"), the Company's Board of Directors and the shareholders approved the share purchase agreement (the "SPA") with certain existing investors, pursuant to which the Company issued to such investors 655,021 Series Preferred E2 Shares of the Company, nominal value NIS 0.01 each, in exchange for an aggregate gross consideration of up to $ 6,000, at a price per share of $ 9.16.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

At the Effective Date, $ 4,000 and the related accrued interest of $ 189, under Convertible Bridge Loan Agreement (the "Agreement") dated September 15, 2011, have been converted into the 571,478 Series Preferred E1 Shares of the Company on the terms and conditions set in the SPA. Such number of Preferred E1 Shares that have been issued to each investor, reflecting a conversion price per share equal to $ 7.33, subject to embedded discount terms as defined in the Agreement.

In addition, the Company granted to each investor who purchases Preferred E1 Shares and/or Preferred E2 Shares warrants to purchase such number of additional 556,165 Preferred E2 Shares of the Company, nominal value NIS 0.01, at a exercise price of $ 9.16, which is subject to certain non-standard anti-dilution protection and cashless exercise mechanism (see also Note 11b).

As a result of the issuance of Series Preferred E2 Shares as mentioned above, an additional 33,455 of Ordinary Shares were reserved for issuance upon exercise of Preferred D Shares granted to investors as the result of triggering an anti-dilution feature of such Preferred Shares.

d.	Share option plan:

1.
On July 23, 2003 the Company's Board of Director approved the 2003 Stock Option Plan (the "2003 Plan"), provide for the grant of options to the Company's officers, directors, employees and consultants. Pursuant to the Plans, the Company reserved for issuance 1,353,231 Ordinary Shares. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which the options are exercised. The options vest primarily over three to four years. Any options, which are forfeited or not exercised before expiration, become available for future grants. There are no cash settlement alternatives. As of December 31, 2013, an aggregate of 672,043 options are still available for future grant.

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The total compensation cost related to all of the Company's equity-based awards, recognized during years ended December 31, 2013 and 2012 was comprised as follows:

	Year ended December 31,
	2013	2012

Research and development expenses, net	$65	$1
General and administrative expenses	9	48

	$74	$49

Transactions related to the grant of options to employees, directors and non employees under the above Plans were as follows:

	Year ended December 31,
	2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	587,520	$3.57	593,020	$3.56
Granted	-	$-	-	$-
Forfeited	(23,000)	$3.61	(5,500)	$6.00

Outstanding at end of year	564,520	$3.57	587,520	$3.57

Exercisable options	564,520	$3.57	587,104	$3.56

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price, as follows:

Exercise price	Options outstanding and exercisable as of December 31, 2013	Weighted average remaining contractual life (years)

1.41	291,819	1.6
4.8	29,877	2.2
6	242,824	1.4

	564,520

2.
During the years ended December 31, 2012 and 2013 the Company's Compensation Committee approved extension of the exercise period of options for several employees. All options subjected to the modifications were fully vested on the modification date.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Company:

1.	Taxable income of the Company is subject to the Israeli corporate at the tax rate as follows: 2011 - 24% and 2012 - 25%.

2.
On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which includes, among others, raising the Israeli corporate tax rate from 25% to 26.5%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 2000, the Company's production facilities in Israel have been granted "Approved Enterprise" status under the Law. The Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor). Each certificate of approval for an Approved Enterprise ("certificate of approval") relates to a specific investment program.

 Under the Law a company elected to receive an alternative package comprised of tax benefits ("Alternative Track") pursuant to which the Company's undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period of two to ten years (depending on the geographic location of the Approved Enterprise within Israel which begins in the first year that the Company realizes taxable income from the Approved Enterprise following the year of operation. After expiration of the initial tax exemption period, the Company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company . The benefits period is limited to 12 years from the year of operation, or 14 years from the year in which the certificate of approval was obtained, whichever is earlier. Such limitation does not apply to the exemption period.

As of December 31, 2013 the period in which the Company will be entitled to benefit under the Law has not been started.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME

c.	The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", under this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or a patent or knowhow usage right that are used in the enterprise's development or promotion, to deduct listed share issuance expenses and to file consolidated financial statements under certain conditions.

d.	Net operating losses carryforward:

The Company has accumulated losses and deductions and capital loss for tax purposes as of December 31, 2013, in the amount of approximately $ 46,500 and $ 475, respectively, which may be carried forward and offset against taxable income in the future for an indefinite period.

e.	Final tax assessments:

The Company's tax assessments through the 2009 tax year are considered final.

f.	Deferred taxes:

The Company did not recognize deferred tax assets in the Company's financial statements for the years ended December 31, 2013 and 2012 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2013	2012

Salaries and social benefits	$1,303	$944
Subcontractors	1,530	1,712
Materials	648	680
Rent and maintenance	126	124
Travel and trade shows	171	86
Depreciation	58	45
Other	31	53

	3,867	3,644

Less royalty bearing grants	(1,265)	(1,352)

Total research and development expenses, net	$2,602	$2,292

b.	General and administrative expenses:

	Year ended December 31,
	2013	2012

Salaries and social benefits	$281	$307
Professional services	117	138
Rent and maintenance	118	126
Other	41	(76)

Total general and administrative expenses	$557	$495

c.	Finance expenses:

	Year ended December 31,
	2013	2012

Bank charges, interest expense and other	$16	$12
Accrued interest and amortization of embedded discount on the convertible bridge loan (see also Note 14c)	-	705
Issuance cost related to warrants to investors	-	17
Foreign currency translation adjustments	111	157

Total finance expenses	$127	$891

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA (Cont.)

d.	Finance income:

	Year ended December 31,
	2013	2012

Interest income	$8	$71
Revaluation of financial derivatives	665	54
Foreign currency translation adjustments	102	121

Total finance income	$775	$246

NOTE 16:-	LOSS PER SHARE

The loss and the weighted average number of shares used in computing basic and diluted loss per share for the years ended December 31, 2013 and 2012, is as follows:

	Year ended December 31,
	2013	2012

Net loss used for the computation of basic and diluted loss per share	7,926	11,966

	December 31,
	2013	2012

Weighted average number of Ordinary Shares used in the computation of basic and diluted loss per share	689,898	689,898

The net loss used for the computation of basic and diluted loss per share include the compounded interest of eight percent per annum which shall be distributed to shareholders in case of distributable assets determined in the AOA under the liquidation preference right. During the years ended December 31, 2013 and 2012 the related annual interest amounted of $ 7,988 and $ 7,157, respectively.

Convertible securities such as warrants to purchase Series Preferred E1 Shares, options to grantees under the Plans and convertible bridge loan, have not been taken into account due to anti-dilutive effect.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	OPERATING SEGMENTS

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company  and its JV are organized into two operating segments based on the products and services of such business units as follows:

StemEx®	-	Development as treatment for patients with hematological malignancies such as leukemia and lymphoma.

NiCord®	-	Development as treatment for patients with hematological malignancies and patients with sickle cell disease.

Segment performance (segment loss) is evaluated based on net income (loss) in the financial statements.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Company's headquarter assets, general and administrative costs and financial costs (consisting of finance expenses and finance income and including fair value adjustments of financial instruments), are managed on a Company basis. Capital expenditures consist of additions to Property and equipment and intangible assets.

Refer also to Note 9 in connection with the financial information of JV.

NOTE 18:-	RELATED PARTY TRANSACTIONS

On June 18, 2006, the Company entered into services agreement (the "Agreement") with the JV pursuant to which the Company agrees to provide from time to time with services, as defined in the Agreement.

It was further agreed that the Company shall provide the services under the Agreement at cost.

The balances with the related parties were as follows:

a.	Balances with related party:

	December 31,
	2013	2012

Related Parties - receivables *)	$788	$-

Related Parties - payables *)	$-	$506

*)	The balance is unlinked and bears no interest.

GAMIDA CELL LTD.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	RELATED PARTY TRANSACTIONS (Cont.)

b.	Benefit to key executive personnel:

	Year ended December 31,
	2013	2012

Short-term benefits	$919	$879
Other long-term benefits	60	56
Share-based payment	27	49

	$1,006	$984

c.	Transactions with related party:

	Year ended December 31,
	2013	2012

Research and development services of JV	$1,951	$3,228

General and administration services of JV	$974	$959

NOTE 19:-	SUBSEQUENT EVENTS

On January 2, 2014 (the "Effective Date"), the Company's Board of Directors and the shareholders approved the share purchase agreement (the "SPA") with certain existing investors, pursuant to which the Company issued to such investors 316,593 Series Preferred E2 Shares of the Company, nominal value NIS 0.01 each, in exchange for an aggregate gross consideration of $ 2,900, at a price per share of $ 9.16.

In addition, the Company granted to such investors 158,296 warrants to purchase the same amount of additional Preferred E2 Shares of the Company, nominal value NIS 0.01, at a exercise price of $ 9.16, which is subject to certain non-standard anti-dilution protection and cashless exercise mechanism and therefore will be accounted for as a financial liability which is measured at fair value through profit or loss.

GAMIDA CELL-TEVA JV LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

AUDITOR'S REPORT
To the Shareholders and Board of Directos of

GAMIDA CELL-TEVA JV LTD.

We have audited the accompanying financial statements of Gamida Cell-Teva JV Ltd. (the "Company") which comprise the financial position as of December 31, 2013 and 2012, and the related statements of comprehensive income, changes in equity (deficiency) and cash flow for the years then ended and related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards ("IFRS"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in conformity with IFRS as issued by the International Accounting Standards Board ("IASB").

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has incurred recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 6, 2014	A Member of Ernst & Young Global

 GAMIDA CELL-TEVA JV LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,473	$2,319
Other current assets	5	708	724
Related Parties	13	188	506

Total current assets		2,369	3,549

NON-CURRENT ASSETS:
Property and equipment, net	6	174	269
Intangible asset	7	1,669	1,669

Total non-current assets		1,843	1,938

Total assets		$4,212	$5,487

The accompanying notes are an integral part of the financial statements.

 GAMIDA CELL-TEVA JV LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except per share data)

		December 31,
	Note	2013	2012

CURRENT LIABILITIES:

Trade payables and accrued expenses		$51	$223
Related parties	13	788	730

Total current liabilities		839	953

OTHER LIABILITY	8	-	8,767

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS' EQUITY (DEFICIENCY):	10

Share capital -
Common Shares of NIS 0.01 nominal value - Authorized: 1,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 14,242 and 13,914 shares at December 31, 2013 and 2012, respectively;		*) -	*) -
Share premium		56,815	54,355
Accumulated deficit		(53,442)	(58,588)

Total shareholders' equity (deficiency)		3,373	(4,233)

Total liabilities and shareholders' equity (deficiency)		$4,212	$5,487

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

 GAMIDA CELL-TEVA JV LTD.

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

		Year ended December 31,
	Note	2013	2012

Operating income:
Research and development income, net	12a	$(7,210)	$(566)
General and administrative expenses	12b	996	990

Operating (income) loss		(6,214)	424

Financial expenses	12c	1,165	2,481
Financial income	12c	(97)	(151)

Loss (Net Income)		(5,146)	2,754

Total comprehensive (income) loss		$(5,146)	$2,754

The accompanying notes are an integral part of the financial statements.

GAMIDA CELL-TEVA JV LTD.
STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

U.S. dollars in thousands (except per share data)

	Common Share			Share	Accumulated	Total equity
	Number	Amount		premium	deficit	(deficiency)

Balance at January 1, 2012	13,284	$	*) -	$49,630	$(55,834)	$(6,204)
Issuance of ordinary shares	630		*) -	4,725	-	4,725
Total comprehensive loss	-		-	-	(2,754)	(2,754)

Balance at December 31, 2012	13,914		*) -	54,355	(58,588)	(4,233)
Issuance of ordinary shares	328		*) -	2,460	-	2,460
Total comprehensive income	-		-	-	5,146	5,146

Balance at December 31, 2013	14,242	$	*) -	$56,815	$(53,442)	$3,373

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

 GAMIDA CELL-TEVA JV LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012

Cash flows from operating activities:

Net income (loss)	$5,146	$(2,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	101	128
Decrease in other current assets	16	934
Decrease in trade payables and accrued expenses	(172)	(291)
Increase in related parties, net	376	2,625
Decrease in other liabilities	(8,767)	(4,164)
Financial expenses, net	59	49

Net cash used in operating activities	(3,241)	(3,473)

Cash received during the year for:

Interest received	-	8

Net cash used in operating activities	(3,241)	(3,465)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	-	397
Purchase of property and equipment	(6)	(4)

Net cash provided by (used in) investing activities	(6)	393

Cash flows from financing activities:

Issuance of Ordinary Shares	2,460	4,725

Net cash provided by financing activities	2,460	4,725

Exchange differences on balances of cash and cash equivalents	48	(154)

Increase (decrease) in cash and cash equivalents	(846)	1,604
Cash and cash equivalents at beginning of year	2,319	715

Cash and cash equivalents at end of year	$1,473	$2,319

The accompanying notes are an integral part of the financial statements.

 GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Gamida Cell-Teva JV Ltd. (the "Company") was founded on May 6, 2005 as a joint venture between Gamida Cell Ltd. (the "Gamida") and one of the Company’s shareholders, Teva Pharmaceutical Industries Ltd. (the "Shareholder"). The Company is a clinical stage biopharmaceutical company focused on developing and commercializing StemEx®, a cell therapeutic product based on Copper Chelator technology for the treatment of Hematological diseases. As of December 31, 2013 and 2012 Gamida and the Shareholder each owned 50% of the voting rights of the Company.

A Phase II/III study of StemEx® compared the use of StemEx® as part of a transplantation regimen to a historical control group in the treatment of patients with blood cancer, such as leukemia and lymphoma. The study reached its primary endpoint of improving overall survival at 100 days post transplantation.

On August 19, 2012, the joint venture met with the United States Food and Drug Administration ("FDA"), for the purpose of discussing the regulatory path to approval of StemEx®. Following this meeting, the Special Protocol Assessment ("SPA"), as originally formulated, shall not constitute as binding. In July 2013, the FDA advised JV that the JV would need to conduct a randomized Phase III clinical trial in order to apply for marketing approval. In light of these discussions, the Company understood that the control group of the Phase III Clinical Trial that was carried out should be modified.  JV decided not to pursue the development and commercialization of StemEx® in the United States or Europe without a strategic partner.

Consequently, the probability of recognizing revenue from the sale of StemEx® was reduced due to significant investment that will be required and the possibility that the Company will not enter into a strategic partnership for commercialization of StemEx® (See also note 8).

b.
Since the Company’s inception, the Company has sustained operating losses and has used cash in its operations. During the year ended December 31, 2013 the Company used cash in operating activities of $ 3,241, and had an accumulated deficit in the amount of $ 53,442 as of December 31, 2013. The Company will have to obtain additional capital resources to maintain its research and development activities. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development of its products. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

c.	Definitions: In these financial statements:

The Company	-	Gamida Cell-Teva JV Ltd.

Related Parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.
Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's financial statements have been prepared on a cost basis. The Company has elected to present profit or loss items using the function of expense method.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies.

The operating cycle of the Company is one year.

b.	Functional currency, presentation currency and foreign currency:

1.
Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollars.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company's costs are incurred in U.S. dollars. In addition, the Company's financing activities are incurred in U.S. dollars. The Company's management believes that the functional currency of the Company is the U.S. dollar.

2.
Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

c.
Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition.

 GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.
Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, as this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful life is as follows:

%

Machinery	15

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

e.
Intangible asset:

Separately acquired intangible assets are measured upon initial recognition at cost including directly attributable costs. After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and any accumulated impairment losses.

Amortization of the asset will begin when development is complete and the asset is available for use. It will be amortized over the period of expected future benefit. During the development period, the asset is tested for impairment annually.

Gains or losses arising from de-recognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

During the years ended December 31, 2013 and 2012 no impairment losses were recorded.

 GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Research and development costs:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; intention to complete the intangible asset and use or sell it; ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

g.
Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable and for the assets that are not yet available for use for annual basis. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and its recoverable amount.

h.
Government investment grants:

Government investment grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the related conditions.

Government investment grants received from the Office of the Chief Scientist in Israel (the "OCS") are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid based on the best estimate of future sales and using the original effective interest method (see also Note 8).

i.
Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

j.
Deferred tax:

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.

Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

 GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Estimates and assumptions:

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-
Government grants:

Government grants received from the OCS at the Ministry of Industry, Trade and Labor are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amount of the liability (See also Note 8).

-
Impairment for intangible asset:

The Company assesses on annual basis if the intangible asset has been impaired and an impairment loss has been incurred. In evaluating impairment, the Company evaluates if changes in estimated projected cash flows and estimated discount rates, are liable to affect the fair value of the recoverable amounts of such intangible asset.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IAS 32 - Financial Instruments:

The IASB issued certain amendments to IAS 32 regarding the offsetting of financial assets and liabilities.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements.

IFRS 9 - Financial Instruments:

1.	The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement".

2.	The IASB issued certain amendments to the Standard regarding de-recognition and financial liabilities (Phase 2).

3.	In 2013 IASB issued Phase 3 of IFRS 9. Phase 3 includes new requirements regarding hedge accounting.

The Company believes that IFRS 9 is not expected to have a material effect on the financial statement. The effective date has yet been determined, early adoption is permitted.

NOTE 5:-	OTHER CURRENT ASSETS

	December 31,
	2013	2012

Government authorities	$332	$278
Grants receivable	369	446
Other	7	-

	$708	$724

 GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

Composition and movement: 2013:

Machinery
Cost:

Balance at January 1, 2013	$1,026
Acquisitions	6

Balance at December 31, 2013	1,032

Balance at January 1, 2013	757
Depreciation	101

Balance at December 31, 2013	858

Property and equipment, net at December 31, 2013	$174

2012:

Machinery
Cost:

Balance at January 1, 2012	$1,022
Acquisitions	4

Balance at December 31, 2012	1,026

Balance at January 1, 2012	629
Depreciation	128

Balance at December 31, 2012	757

Property and equipment, net at December 31, 2012	$269

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INTANGIBLE ASSET

On July 11, 2008 (the "Effective Date"), Gamida entered into a non-exclusive license agreement (the "Agreement") with a licensor to license patent rights to use three hematopoietic growth factors (the "Factors") related to StemEx® technology. According to the Agreement, Gamida will pay total amount of $ 2,000, comprise of: $ 1,000 upfront non-refundable in cash; issuance of 104,602 of its Preferred D Shares of NIS 0.01 nominal value and grant 19,881 warrants to purchase its Preferred D1 Shares of NIS 0.01 nominal value at exercise price of $ 15.09 per share. In addition, Gamida will pay up to $ 60,000 upon achieving certain milestones and royalties in a range of 3% to 5% from future revenues from this project for a term of the later of (a) ten years after the first commercial sale from the project, or (b) the expiration of the last to expire patent right used in the project (all together the "Fees").

Following the aforementioned Agreement, on the Effective Date Gamida signed a sublicense agreement with the Company (the "Sublicense Agreement") pursuant to which Gamida will transfer the Company the rights under the agreement. In consideration, the Company will pay the $ 1,000 directly to the vendor and will compensate Gamida for the value of the Preferred D Shares and the grant of warrants. All milestones and royalties payments will be paid directly by the Company to the vendor.

One factor of the above Factors was pending consent from a third party on the Effective Date. The aforesaid Fees were reduced by third; non-refundable payment amounted to $ 667 in cash; issuance of 69,735 Preferred D Shares of NIS 0.01 nominal value and 13,254 warrants to purchase Preferred D1 Shares of NIS 0.01 nominal value and the obligation for payment upon achieving certain milestones adjusted to $ 40,000 and royalties from future revenues adjusted to 4%.

Initially, the Company recorded the Factors as intangible assets in the total amount of $ 1,669 based on the upfront non-refundable cash payment of $ 667 and the fair value of the 69,735 Preferred D Shares of NIS 0.01 nominal value and related 13,254 warrants which amounted to $ 1,002.

The recoverable amount of the Factors component amounted to $ 2,000 and $ 22,700 as of December 31, 2013 and 2012 and was determined based on cash flow projections for a twenty-year period. The projected cash flows has been updated due to SPA cancellation in August 2012 and FDA notice in July 2013, as described in Note 1a. The pre-tax discount rate applied to cash flow projections were 13% and 12% as of December 31, 2013 and 2012, respectively. The probability rate for commercialization and sale of StemEx® applied to cash flow projections were 14% and 54% as of December 31, 2013 and 2012, respectively. As a result of this analysis no impairment loss was identified as of December 31, 2013 and 2012.

Among other terms, the Agreement stipulated that if the Company will not commercialize StemEx® within five years from the Effective Date, then the licensor can cancel the license. As of the date of the financial statements, the licensor has not indicated that it intends to cancel the license.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	OTHER LIABILITY

As a result of the SPA cancellation in August 2012, as further described in Note 1a, the liability in respect of Chief Scientist government grants was adjusted accordingly and an amount of $ 7,485 was carried to profit or loss in 2012.

Due to the FDA notice in July 2013, as further described in Note 1a, the Company concluded that amount received from the OCS will not be repaid. Therefore, the liability related to OCS was reversed and an amount of $ 9,895 was carried to profit or loss in 2013.

NOTE 9:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.
The Company is obligated to pay royalties to the Government of Israel through the OCS, at the rates of 3% to 5% on sales proceeds from products developed through the grants received from the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bearing interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2013, the Company's aggregate contingent obligations for payments to OCS, based on grants received or accrued, amounted to $ 22,814.

b.
On June 23, 1997 Gamida and Hadassit signed an agreement (the "Agreement") pursuant to which the Company financed the program which provided that Hadasit would take part in the development of a method of technology to increase the number of HSC in culture while preserving their functionality as stem and progenitor cells. The patents and other intellectual property related to this program are jointly owned by Hadassit and the Company.

According to the Agreement Gamida is obligated to pay Hadassit royalties at the rate of 2.5% of all net sales of products developed, whenever made by Gamida directly or by its licensees, as well as up to 30% of any license fee we receive with respect to the intellectual property or products related to this program.

The Agreement shall continue in full force and effect from the aforementioned date and until the date of expiry of the last of the patents to be issued in relation to the intellectual property.

On June 6, 2006 amendment to the Agreement was signed in which the Company has agreed to assume all the rights and financial obligations of Gamida to Hadassit under the Agreement. As of December 31, 2013 and 2012 the Company did not incur any obligation under the Agreement and Amendment.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (DEFICINCY)

a.	Composition of share capital:

	December 31, 2013		December 31, 2012
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary Share of NIS 0.01 nominal value	1,000,000	14,242,000	1,000,000	13,914,000

b.
Rights attached to Ordinary Shares:

Subject to the Articles of Association of the Company (the "AOA") the holders of Ordinary Shares have the right to receive notices of, and to attend, all general meetings, to one vote per each share held at all general meetings for all purposes, to purchase based on pro rata share basis of the issuance of new securities that might be offered by the Company, to participate and share equally, on a per share basis, in distribution of dividends, and to participate and share equally, on a per share basis, in distribution of surplus assets and funds in the Company.

c.
Upon formation of the Company, Gamida transferred technology licenses to the Company in exchange for the issuance of 5,000 Ordinary Shares of NIS 0.01 nominal value and the Shareholder has funded $ 25,000 for issuance of 5,000 Ordinary Shares of NIS 0.01 nominal value.

d.
During the period starting mid 2009 through December 31, 2013, Gamida and the Shareholder entered into certain share purchase agreements to invest $ 31,800 for the issuance of an additional 4,242 Ordinary Shares of NIS 0.01 nominal value.

During the years ended December 31, 2012 and 2013 the Company issued 630 and 328 Ordinary Shares of NIS 0.01 nominal value, respectively to Gamida and the Shareholder for consideration of $ 4,725 and $ 2,460, respectively.

NOTE 11:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Company:

1.	Taxable income of the Company is subject to the Israeli corporate at the tax rate as follows: 2012 - 24% and 2013 - 25%.

2.
On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which includes, among others, raising the Israeli corporate tax rate from 25% to 26.5%.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

b.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 2000, Gamida's production facilities in Israel have been granted "Approved Enterprise" status under the Law. The Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor). Each certificate of approval for an Approved Enterprise ("certificate of approval") relates to a specific investment program.

Under the Law a company elected to receive an alternative package comprised of tax benefits ("Alternative Track") pursuant to which the Company's undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period of two to ten years (depending on the geographic location of the Approved Enterprise within Israel which begins in the first year that the Company realizes taxable income from the Approved Enterprise following the year of operation. After expiration of the initial tax exemption period, the Company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company. The benefits period is limited to 12 years from the year of operation, or 14 years from the year in which the certificate of approval was obtained, whichever is earlier. Such limitation does not apply to the exemption period.

As of December 31, 2013 the period in which the Company will be entitled to benefit under the Law has not been started.

On February 28, 2007, Gamida submitted a request to the Investment Center for splitting and assigning an "Approved Enterprise" status and related benefits between Gamida and the Company. The request was approved in October 2007.

c.
The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", under this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or a patent or knowhow usage right that are used in the enterprise's development or promotion, to deduct listed share issuance expenses and to file consolidated financial statements under certain conditions.

d.
Net operating losses carryforward:

The Company has accumulated losses and deductions for tax purposes as of December 31, 2013, in the amount of approximately $ 58,300, which may be carried forward and offset against taxable income in the future for an indefinite period.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Final tax assessments: The Company's tax assessments through the 2009 tax year are considered final.

f.
Deferred taxes:

The Company did not recognize deferred tax assets in the Company's financial statements for the years ended December 31, 2013 and 2012 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

g.
Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented.

taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented.

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA

a.	Research and development income, net:

	Year ended December 31,
	2013	2012

Salaries and social benefits	$1,214	$1,541
Subcontractors	1,588	5,234
Materials	210	912
Travel and trade shows	82	164
Depreciation	101	128

	$3,195	$7,979

Less royalty bearing grants	(510)	(1,060)
Less amounts carried to profit or loss (See also Note 8)	(9,895)	(7,485)

	$(7,210)	$(566)

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA (Cont.)

b.	General and administrative expenses:

	Year ended December 31,
	2013	2012

Salaries and social benefits	$425	$380
Professional services	248	160
Rent and maintenance	284	394
Travel and car expenses	38	56

	$996	$990

c.	Financial expenses (income), net:

	Year ended December 31,
	2013	2012

Income:
Interest income	$-	$(8)
Foreign currency translation adjustments	(97)	(143)

	(97)	(151)
Expenses:
Accretion related to OCS liability	1,135	2,372
Bank charges	4	7
Foreign currency translation adjustments	26	(49)

	$1,165	$2,330

NOTE 13:-    RELATED PARTIES TRANSACTIONS

On June 18, 2006, the Company signed services agreements with the Shareholder and Gamida pursuant to which the Shareholder and Gamida agree to provide from time to time with services, as defined in the Agreement. It was further agreed that both Gamida and the Shareholder shall provide the services at cost.

The balances and expenses with the related parties were as follows:

a.	Balances with related parties:

	December 31,
	2013	2012

Related Parties - receivables *)	$188	$506

Related Parties - payables *)	$788	$730

*)	The balance is unlinked and bears no interest.

GAMIDA CELL-TEVA JV LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    RELATED PARTIES TRANSACTIONS (Cont.)

b.	Expenses to related parties:

	Year ended December 31,
	2013	2012

Research and development expenses to Gamida	$1,951	$3,228

General and administration expenses to Gamida	$974	$959

Research and development expenses to the Shareholder	$50	$2,252

Ordinary Shares

PROSPECTUS

Book Running Manager

Aegis Capital Corp.

The date of this prospectus is _____, 2014.

Until and including ___________, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. We intend that our articles of association, immediately following consummation of this offering will contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that:

o	no indictment was filed against such office holder as a result of such investigation or proceeding; and

o
no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of an office holder;

•
a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and

•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the office holder.

The Israeli Securities Law, provides that a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure conducted by the Israeli Securities Authority and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Israeli Securities Law permits insurance coverage and/or indemnification for certain liabilities incurred in connection with an administrative procedure, such as reasonable legal fees and certain compensation payable to injured parties for damages suffered by them, provided that such insurance and/or indemnification is permitted under the company's articles of association. We intend that our articles of association immediately following consummation of this offering will contain such a provision.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law, Securities Law and our articles of association. In addition, intend to enter into indemnification agreements with each of our directors providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

The Israeli Securities Law provides that a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure conducted by the Israeli Securities Authority and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Israeli Securities Law permits insurance coverage and/or indemnification for certain liabilities incurred in connection with an administrative procedure, such as reasonable legal fees and certain compensation payable to injured parties for damages suffered by them, provided that such insurance and/or indemnification is permitted under the company's articles of association. We intend to include in our amended and restated articles of association and in our compensation policy, to be brought for approval of the shareholders (and as required under the Companies Law) applicable provisions with respect to directors’ and officers’ liability insurance for the benefit of our office holders, as well as with respect to indemnification of office holders.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 1, 2011.

On May 14, 2012, we issued an aggregate of 571,478 series E-1 preferred shares at a price of $7.33, and an aggregate of 655,021 series E-2 preferred shares at a price of $9.16 per share, and issued warrants to purchase up to an aggregate of 556,165 series E-2 preferred shares with an exercise price of $9.16 per share, which shall expire immediately prior to the closing of this offering. Each Series E preferred share will convert into one ordinary share upon the closing of this offering.

On January 14, 2014, we issued an additional 316,593 series E-2 preferred shares and warrants to purchase up to an additional 158,296 series E-2 preferred shares on the same terms that applied under the May 2012 Series E Preferred Share Purchase Agreement.

We granted options to employees, directors and consultants under our equity incentive plans covering an aggregate of 686,188 ordinary shares, with exercise prices ranging from $1.41 to $6.0. As of the date of this registration statement, 116,668 ordinary shares have been issued upon the exercise of these options; During 2013, an additional amount of 11,000 options have been forfeited and cancelled without being exercised, thus returned to the option pool.

No underwriters were employed in connection with any of the securities issuances set forth in this Item 7.

Item 8. Exhibits and Financial Statement Schedules.

The exhibit index attached hereto is incorporated herein by reference.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____, State of _____, on _____, 2014.

GAMIDA CELL LTD.

By:
Yael Margolin
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
___________________ Dr. Yael Margolin	President and Chief Executive Officer (Principal Executive Officer) and Director	_____
___________________ Naftali Brikashvili	Chief Financial Officer (Principal Financial and Accounting Officer)	_____
___________________ Ruben Krupik	Director, Chairman of the Board of Directors	_____
___________________ Mordechay Zisser	Director	_____
___________________ Hadar Ron	Director	_____

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, _____, the duly authorized representative in the United States of Gamida Cell Ltd., has signed this registration statement on _____, 2014.

[Name of authorized representative] By: ______________________

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement by and among the Company and the underwriters named therein
3.1*	Memorandum of Association of the Company
3.2	Amended and Restated Articles of Association of the Company, as currently in effect
3.3*	Articles of Association of the Company, to be in effect upon completion of this offering
5.1*	Opinion of Amit, Pollak, Matalon & Co., Israeli counsel to the Company, as to the validity of the ordinary shares being offered (including consent)
10.1*	2003 Stock Option Plan
10.2*	Form of Indemnification Agreement
23.1*	Consent of Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global)
23.2*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of the Registration Statement)

* To be filed by amendment.